As filed with the Securities and Exchange Commission on March 10, 2011

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is a description of Selected Statistical Information for the year ended December 31, 2010 and Results of Operations for the years ended December 31, 2010 and December 31, 2009. The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2010 included in this Report on Form 6-K.

PRESENTATION OF INFORMATION

As used in this Report on Form 6-K, unless the context otherwise requires, the references to “we,” “us” or the “Company” are to Banco de Chile and its consolidated subsidiaries. All references to “Chile” are references to the Republic of Chile.

We prepare our audited consolidated financial statements in Chilean pesos and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). References in this Report on Form 6-K to IFRS mean IFRS as issued by the IASB.

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, we prepared our audited consolidated financial statements in accordance with generally accepted accounting principles in Chile as supplemented by the applicable rules of the Superintendencia de Bancos e Instituciones Financieras de Chile (the “Superintendency of Banks”) (“Chilean GAAP”), with reconciliations to generally accepted accounting principles in the United States (“U.S. GAAP”). As required by IFRS 1—First Time Adoption of International Financial Reporting Standards, our financial position as of January 1, 2008 and December 31, 2008 and our results of operations for the year ended December 31, 2008 have been restated in accordance with IFRS 1 for comparative purposes. Reconciliations and description of the transition to IFRS, and the effects on assets, liabilities, equity, net income and cash flows are presented in Note 5 to our audited consolidated financial statements included herein. Unless otherwise indicated, the financial information included in this Report on Form 6-K with respect to 2008, 2009 and 2010 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the year ended December 31, 2010 included herein. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

Following our adoption of IFRS, we are no longer required to reconcile our financial statements to U.S. GAAP.

In this Report on Form 6-K, references to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos (see Note 2(f) to our audited consolidated financial statements as of and for the year ended December 31, 2010 included herein), and references to “UF” are to “Unidades de Fomento.” The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos that is linked to and adjusted daily to reflect changes in the Consumer Price Index of the Instituto Nacional de Estadísticas (the “Chilean National Statistics Institute”). As of December 31, 2010, one UF equaled Ch$21,455.55.

This Report on Form 6-K contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing our audited consolidated financial statements as of and for the year ended December 31, 2010 or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Chilean pesos based on the observed exchange rate reported by the Banco Central de Chile, or the Central Bank of Chile (the “Central Bank”), for December 30, 2010 (the latest practicable date, as December 31, 2010 was a banking holiday in Chile). The observed exchange rate on March 8, 2011 was Ch$473.28 = U.S.$1.00. The rate reported by the Central Bank is based on the rate for the prior business day in Chile and is the exchange rate specified by the Superintendency of Banks to be used by Chilean banks in the preparation of their financial statements. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Unless otherwise specified, all references in this Report on Form 6-K to total loans are to loans to customers before deduction of allowances for loan losses, and they do not include loans to banks or contingent loans. In addition, all market share data and financial indicators for the Chilean banking system when compared to Banco de Chile’s financial information, presented in this Report on Form 6-K are based on information published periodically by the Superintendency of Banks, which is published under Chilean GAAP and prepared on a consolidated basis. Past-due loans include, with respect to any loan, the portion of principal or interest that is 90 or more days overdue, and do not include the installments of such loan that are not overdue or that are overdue for less than 90 days, unless legal proceedings have been commenced for the entire outstanding balance according to the terms of the loan, in which case the entire loan is considered past due within 90 days of the beginning of such proceedings. See “Item 4. Information on the Company—Selected Statistical Information—Classification of Loan Portfolio Based on the Borrower’s Payment Performance” in our annual report on Form 20-F for the year ended December 31, 2009.

According to Chilean regulations, regulatory capital (“Regulatory Capital”) consists of:

•	basic capital, which is composed of our paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches (“Basic Capital”); and

•

supplementary capital, which is composed of the following: (i) our subordinated bonds, considered at issue price (reduced by 20.0% for each year during the period commencing six years prior to maturity), but not exceeding 50.0% of our Basic Capital; plus (ii) our voluntary allowances for loan losses (up to 1.25% of risk-weighted assets to the extent voluntary allowances exceed those that banks are required to maintain by law or regulation); minus (iii) our goodwill and unconsolidated investments in companies.

Certain figures included in this Report on Form 6-K have been rounded for ease of presentation. Percentage figures included in this Report on Form 6-K have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Report on Form 6-K may vary slightly from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of and for the year ended December 31, 2010. Certain other amounts that appear in this Report on Form 6-K may similarly not sum due to rounding.

Inflation figures are those reported by the Chilean National Statistics Institute, unless otherwise stated herein or required by the context.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2010, and the Results of Operations for the years ended December 31, 2010 and December 31, 2009 included in this Report on Form 6-K.

Average Balance Sheets, Interest Earned on Interest Earning Assets and Interest Paid on Interest Bearing Liabilities

The average balances for interest earning assets and interest bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries. These average balances are presented in Chilean pesos (Ch$), in UF and in foreign currencies (principally the U.S. dollar). The UF is an inflation-indexed Chilean monetary unit of account with a value in Chilean pesos which is linked to, and which is adjusted daily to reflect changes in, the consumer price index of the Chilean National Institute of Statistics.

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment gain or loss during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

and

Where:

Rp = real average rate for peso-denominated assets and liabilities (in Ch$ and UF) for the period;

Rd = real average rate for foreign currency denominated assets and liabilities for the period;

Np = nominal average rate for peso-denominated assets and liabilities for the period;

Nd = nominal average rate for foreign currency denominated assets and liabilities for the period;

D = devaluation rate of the Chilean peso to the dollar for the period; and

I = inflation rate in Chile for the period (based on the variation of the Consumer Price Index).

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency denominated loans when the inflation rate for the period is higher than the combined effect of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

The formula for the average real rate for foreign currency denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Chilean peso and the inflation rate in Chile during the period.

The following example illustrates the calculation of the real interest rate for a U.S. dollar asset bearing a nominal annual interest rate of 10% (Nd = 0.10), assuming a 5% annual devaluation rate (D = 0.05) and a 12% annual inflation rate (I = 0.12):

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in U.S. dollars. If, for example, the annual devaluation rate were 15%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

The foreign exchange gains or losses on foreign currency-denominated assets and liabilities have not been included in interest revenue or expense. Similarly, interest accrued on the trading portfolio are not included in interest revenues. Interest is not recognized during periods in which loans are past due except for certain loans where 80% or more of our exposure under the loan is secured. However, interest received on past due loans includes interest on such loans from the original maturity date. For our impaired portfolio and high risk loans, we apply a conservative approach of discontinuing accrual-basis recognition of interest revenue in the income statement and they are only recorded once received.

Included in cash and due from banks are current accounts maintained in the Central Bank and overseas banks. Such assets have a distorting effect on the average interest rate earned on total interest earning assets because of balances maintained in:

•	the Central Bank, only the portion that is legally required to be held for liquidity purposes earns interest; and

•	overseas banks earn interest on certain accounts in certain countries.

Consequently, the average interest earned on such assets is comparatively low. These deposits are maintained by us in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The monetary gain or loss on interest earning assets and interest bearing liabilities is not included as a component of interest revenue or interest expense because inflation effects are taken into account in the calculation of real interest rates.

The following tables show under IFRS, by currency of denomination, average balances and, where applicable, interest amounts, and nominal and real rates for our assets and liabilities for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,
	2009						2010
	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:

Assets
Interest earning assets
Cash and due from banks
Ch$	Ch$	462,300	Ch$	17	—	1.40%	Ch$	559,039	Ch$	274	0.05%	(3.71%)
UF		—		—	—	—		—		—	—	—
Foreign currency		352,163		173	0.05	(18.33)		289,374		93	0.03	(10.96)

Total		814,463		190	0.02	(7.13)		848,413		367	0.04	(6.18)

Financial investments
Ch$		816,111		28,762	3.52	4.97		608,266		19,777	3.25	(0.62)
UF		619,451		6,086	0.98	2.40		725,734		32,351	4.46	0.54
Foreign currency		192,708		7,408	3.84	(15.24)		185,808		2,609	1.40	(9.74)

Total		1,628,270		42,256	2.60	1.60		1,519,808		54,737	3.60	(1.18)

Loans in advance to banks
Ch$		204,703		5,479	2.68	4.11		339,844		7,205	2.12	(1.71)
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		204,703		5,479	2.68	4.11		339,844		7,205	2.12	(1.71)

Commercial loans
Ch$		3,758,821		275,631	7.33	8.83		4,076,224		226,117	5.55	1.59
UF		3,239,648		76,109	2.35	3.78		3,231,121		218,776	6.77	2.76
Foreign currency		1,540,276		64,139	4.16	(14.97)		1,555,737		41,379	2.66	(8.62)

Total		8,538,745		415,879	4.87	2.62		8,863,082		486,272	5.49	0.22

Consumer loans
Ch$		1,831,744		378,004	20.64	22.32		1,950,497		373,264	19.14	14.66
UF		40,354		1,627	4.03	5.49		46,903		3,685	7.86	3.81
Foreign currency		—		—	—	—		—		—	—	—

Total		1,872,098		379,631	20.28	21.96		1,997,400		376,949	18.87	14.41

Residential mortgage loans
Ch$		—		—	—	—		—		—	—	—
UF		2,359,746		57,351	2.43	3.86		2,698,384		187,363	6.94	2.93
Foreign currency		—		—	—	—		—		—	—	—

Total		2,359,746		57,351	2.43	3.86		2,698,384		187,363	6.94	2.93

Repurchase agreement
Ch$		13,799		1,193	8.65	10.17		74,471		5,387	7.23	3.21
UF		28,331		—	—	—		—		—	—	—
Foreign currency		625		—	—	—		—		—	—	—

Total		42,755		1,193	2.79	3.28		74,471		5,387	7.23	3.21

Total interest earnings assets
Ch$		7,087,478		689,086	9.72	11.26		7,608,341		632,024	8.31	4.24
UF		6,287,530		141,173	2.25	3.68		6,702,142		442,175	6.60	2.60
Foreign currency		2,085,772		71,720	3.44	(15.57)		2,030,919		44,081	2.17	(9.06)

Total	Ch$	15,460,780	Ch$	901,979	5.83%	4.56%	Ch$	16,341,402	Ch$	1,118,280	6.84%	1.91%

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2009						2010
	Average balance		Interest earned(1)		Average nominal rate	Average real rate	Average balance		Interest earned(1)		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:

Assets
Non-interest earning assets

Transaction in the course of collection
Ch$	Ch$	234,486	Ch$	—	—	—	Ch$	263,263	Ch$	—	—	—
UF		9		—	—	—		—		—	—	—
Foreign currency		149,347		—	—	—		152,592		—	—	—

Total		383,842		—	—	—		415,855		—	—	—

Allowances for loan losses
Ch$		(260,879)		—	—	—		(341,313)		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		(260,879)		—	—	—		(341,313)		—	—	—

Derivatives
Ch$		604,845		—	—	—		481,674		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		43,429		—	—	—		44,635		—	—	—

Total		648,274		—	—	—		526,309		—	—	—

Investment in other companies
Ch$		9,024		—	—	—		11,057		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		2		—	—	—		2		—	—	—

Total		9,026		—	—	—		11,059		—	—	—

Intangible assets
Ch$		89,144		—	—	—		82,151		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		89,144		—	—	—		82,151		—	—	—

Fixed assets
Ch$		210,711		—	—	—		207,267		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		210,711		—	—	—		207,267		—	—	—

Current tax assets
Ch$		1,185		—	—	—		2,520		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		1,185		—	—	—		2,520		—	—	—

Deferred tax assets
Ch$		62,627		—	—	—		63,935		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		62,627		—	—	—		63,935		—	—	—

Other assets
Ch$		84,941		—	—	—		216,432		—	—	—
UF		579,991		—	—	—		40,135		—	—	—
Foreign currency		12,650		—	—	—		12,502		—	—	—

Total		677,582		—	—	—		269,069		—	—	—

Total non-interest earning assets
Ch$		1,036,084		—	—	—		986,986		—	—	—
UF		580,000		—	—	—		40,135		—	—	—
Foreign currency		205,428		—	—	—		209,731		—	—	—

Total		1,821,512		—	—	—		1,236,852		—	—	—

Total assets
Ch$		8,123,562		689,086	—	—		8,595,327		632,024	—	—
UF		6,867,530		141,173	—	—		6,742,277		442,175	—	—
Foreign currency		2,291,200		71,720	—	—		2,240,650		44,081	—	—

Total	Ch$	17,282,292	Ch$	901,979	—	—	Ch$	17,578,254	Ch$	1,118,280	—	—

(1)	Interest earned includes interest accrued on trading securities.

	For the Year Ended December 31,
	2009						2010
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
	(in millions of Ch$, except percentages)
IFRS:

Liabilities
Interest bearing liabilities
Savings accounts
Ch$	Ch$	3,919,286	Ch$	131,470	3.35%	4.80%	Ch$	4,172,738	Ch$	86,691	2.08%	(1.75%)
UF		2,434,064		7,475	0.31	1.71		2,087,299		89,517	4.29	0.37
Foreign currency		1,214,967		20,711	1.70	(16.98)		1,122,089		14,441	1.29	(9.85)

Total		7,568,317		159,656	2.11	0.31		7,382,126		190,649	2.58	(2.38)

Repurchase agreements
Ch$		239,295		5,535	2.31	3.74		167,032		1,640	0.98	(2.81)
UF		31,354		725	2.31	3.74		14,665		367	2.50	(1.34)
Foreign currency		4,409		99	2.25	(16.54)		1,259		1	0.08	(10.92)

Total		275,058		6,359	2.31	3.42		182,956		2,008	1.10	(2.75)

Borrowings from financial institutions
Ch$		67,314		2,479	3.68	5.13		82,313		2,138	2.60	(1.25)
UF		2,972		1	0.03	1.43		8,255		21	0.25	(3.51)
Foreign currency		1,126,865		23	—	(18.37)		1,275,267		16,663	1.31	(9.83)

Total		1,197,151		2,503	0.21	(17.00)		1,365,835		18,822	1.38	(9.27)

Debt issued
Ch$		17,885		1,264	7.07	8.57		78,957		805	1.02	(2.77)
UF		1,565,522		26,032	1.66	3.09		1,463,769		104,641	7.15	3.13
Foreign currency		130,222		4,942	3.80	(15.28)		117,714		4,306	3.66	(7.74)

Total		1,713,629		32,238	1.88	1.75		1,660,440		109,752	6.61	2.08

Other financial obligations
Ch$		41,019		848	2.07	3.50		60,144		1,146	1.91	(1.92)
UF		12,242		—	—	—		29,200		1,767	6.05	2.07
Foreign currency		48,738		21,279	43.66	17.26		42,856		362	0.84	(10.24)

Total		101,999		22,127	21.69	9.66		132,200		3,275	2.48	(3.74)

Total interest bearing liabilities
Ch$		4,284,799		141,596	3.30	4.75		4,561,184		92,420	2.03	(1.80)
UF		4,046,154		34,233	0.85	2.26		3,603,188		196,313	5.45	1.49
Foreign currency		2,525,201		47,054	1.86	(16.85)		2,559,185		35,773	1.40	(9.75)

Total	Ch$	10,856,154	Ch$	222,883	2.05%	(1.20%)	Ch$	10,723,557	Ch$	324,506	3.03%	(2.59%)

	For the Year Ended December 31,
	2009						2010
	Average balance		Interest paid		Average nominal rate	Average real rate	Average balance		Interest paid		Average nominal rate	Average real rate
			(in millions of Ch$, except percentages)
IFRS:

Liabilities
Non-interest bearing liabilities
Current account and demand deposits
Ch$	Ch$	2,665,304	Ch$	—	—	—	Ch$	3,452,445	Ch$	—	—	—
UF		13,117		—	—	—		107,937		—	—	—
Foreign currency		454,883		—	—	—		525,418		—	—	—

Total		3,133,304		—	—	—		4,085,800		—	—	—

Transaction in the course of payment
Ch$		132,821		—	—	—		139,131		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		133,966		—	—	—		142,429		—	—	—

Total		266,787		—	—	—		281,560		—	—	—

Derivatives
Ch$		610,155		—	—	—		434,521		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		61,940		—	—	—		77,072		—	—	—

Total		672,095		—	—	—		511,593		—	—	—

Current liabilities
Ch$		15,401		—	—	—		14,143		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		15,401		—	—	—		14,143		—	—	—

Deferred tax liabilities
Ch$		37,291		—	—	—		19,052		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		37,291		—	—	—		19,052		—	—	—

Provisions
Ch$		64,697		—	—	—		49,109		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		—		—	—	—		—		—	—	—

Total		64,697		—	—	—		49,109		—	—	—

Other liabilities
Ch$		108,883		—	—	—		206,557		—	—	—
UF		568,572		—	—	—		10,247		—	—	—
Foreign currency		5,367		—	—	—		6,223		—	—	—

Total		682,822		—	—	—		223,027		—	—	—

Equity
Ch$		1,553,104		—	—	—		1,670,413		—	—	—
UF		—		—	—	—		—		—	—	—
Foreign currency		637		—	—	—		—		—	—	—

Total		1,553,741		—	—	—		1,670,413		—	—	—

Total non-interest bearing liabilities and equity
Ch$		5,187,656		—	—	—		5,985,371		—	—	—
UF		581,689		—	—	—		118,184		—	—	—
Foreign currency		656,793		—	—	—		751,142		—	—	—

Total		6,426,138		—	—	—		6,854,697		—	—	—

Total liabilities and equity
Ch$		9,472,455		141,596	—	—		10,546,555		92,420	—	—
UF		4,627,843		34,233	—	—		3,721,372		196,313	—	—
Foreign currency		3,181,994		47,054	—	—		3,310,327		35,773	—	—

Total	Ch$	17,282,292	Ch$	222,883	—	—	Ch$	17,578,254	Ch$	324,506	—	—

Interest Earning Assets and Net Interest Margin

The following table analyzes, by currency of denomination, the levels of our average interest earning assets and net interest, and illustrates the comparative margins obtained, for the years ended December 31, 2009 and 2010.

	For the Year Ended December 31,
	2009		2010
	(in millions of Ch$, except percentages)
IFRS:

Total average interest earning assets
Ch$	Ch$	7,087,478	Ch$	7,608,341
UF		6,287,530		6,702,142
Foreign currency		2,085,772		2,030,919

Total		15,460,780		16,341,402

Net interest earned(1)
Ch$		547,490		539,604
UF		106,940		245,862
Foreign currency		24,666		8,308

Total	Ch$	679,096	Ch$	793,774

Net interest margin, nominal basis(2)
Ch$		7.72%		7.09%
UF		1.70		3.67
Foreign currency		1.18		0.41

Total		4.39%		4.86%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.
(2)	Net interest margin, nominal basis is defined as net interest earned divided by average interest earning assets.

Changes in Net Interest Revenue—Volume and Rate Analysis

The following tables compare, by currency of denomination, changes in our net interest revenue between 2009 and 2010 caused by (i) changes in the average volume of interest earning assets and interest bearing liabilities and (ii) changes in their respective nominal interest rates. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rate, average interest earning assets and average interest bearing liabilities. The net change attributable to changes in both volume and rate has been allocated proportionately to the change in volume and the change in rate.

	Increase (Decrease) from 2009 to 2010 due to changes in				Net change from 2009 to 2010
	Volume		Rate
	(in millions of Ch$)
IFRS:

Assets
Interest earning assets
Cash and due from banks
Ch$	Ch$	4	Ch$	253	Ch$	257
UF		—		—		—
Foreign currency		(27)		(53)		(80)

Total		(23)		200		177

Financial investments
Ch$		(6,890)		(2,095)		(8,985)
UF		1,215		25,050		26,265
Foreign currency		(256)		(4,543)		(4,799)

Total		(5,931)		18,412		12,481

Loans in advance to banks
Ch$		3,045		(1,319)		1,726
UF		—		—		—
Foreign currency		—		—		—

Total		3,045		(1,319)		1,726

Commercial loans
Ch$		21,816		(71,330)		(49,514)
UF		(201)		142,868		142,667
Foreign currency		638		(23,398)		(22,760)

Total		22,253		48,140		70,393

Consumer loans
Ch$		23,667		(28,407)		(4,740)
UF		301		1,757		2,058
Foreign currency		—		—		—

Total		23,968		(26,650)		(2,682)

Residential mortgage loans
Ch$		—		—		—
UF		9,327		120,685		130,012
Foreign currency		—		—		—

Total		9,327		120,685		130,012

Repurchase agreement
Ch$		4,419		(225)		4,194
UF		—		—		—
Foreign currency		—		—		—

Total		4,419		(225)		4,194

Total interest earning assets
Ch$		46,061		(103,123)		(57,062)
UF		10,642		290,360		301,002
Foreign currency		355		(27,994)		(27,639)

Total	Ch$	57,058	Ch$	159,243	Ch$	216,301

	Increase (Decrease) from 2009 to 2010 due to changes in				Net change from 2009 to 2010
	Volume		Rate
	(in millions of Ch$)
IFRS:

Liabilities
Interest bearing liabilities

Savings accounts and time deposits
Ch$	Ch$	8,032	Ch$	(52,811)	Ch$	(44,779)
UF		(1,215)		83,257		82,042
Foreign currency		(1,491)		(4,779)		(6,270)

Total		5,326		25,667		30,993

Repurchase agreements
Ch$		(1,340)		(2,555)		(3,895)
UF		(413)		55		(358)
Foreign currency		(42)		(56)		(98)

Total		(1,795)		(2,556)		(4,351)

Borrowing from financial institutions
Ch$		482		(823)		(341)
UF		4		16		20
Foreign currency		3		16,637		16,640

Total		489		15,830		16,319

Debt issued
Ch$		1,363		(1,822)		(459)
UF		(1,800)		80,409		78,609
Foreign currency		(462)		(174)		(636)

Total		(899)		78,413		77,514

Other financial obligation
Ch$		369		(71)		298
UF		—		1,767		1,767
Foreign currency		(2,292)		(18,625)		(20,917)

Total		(1,923)		(16,929)		(18,852)

Total interest bearing liabilities
Ch$		8,906		(58,082)		(49,176)
UF		(3,424)		165,504		162,080
Foreign currency		(4,284)		(6,997)		(11,281)

Total	Ch$	1,198	Ch$	100,425	Ch$	101,623

Maturity and Interest Rate Sensitivity of Loan as of December 31, 2010

The following table sets forth an analysis by type and time remaining to maturity of our loans as of December 31, 2010:

	Balance as of December 30, 2010		Due within 1 month		Due after 1 month but within 6 months		Due after 6 months but within 12 months		Due after 1 year but within 3 years		Due after 3 years but within 5 years		Due after 5 years
	(in millions of Ch$)
IFRS:

Commercial loans:

Commercial loans	Ch$	6,962,214	Ch$	464,613	Ch$	1,513,090	Ch$	881,753	Ch$	1,655,654	Ch$	1,199,840	Ch$	1,247,264
Foreign trade loans		913,658		174,831		566,223		87,949		61,299		19,413		3,943
Current account debtors		121,507		121,507		—		—		—		—		—
Factoring loans		477,132		233,189		181,744		37,524		23,505		1,170		—
Leasing loans		777,294		23,940		101,266		107,227		276,075		124,772		144,014
Other loans		39,177		36,888		1,834		171		280		4		—

Subtotal		9,290,982		1,054,968		2,364,157		1,114,624		2,016,813		1,345,199		1,395,221

Mortgage Loans:
Mortgage bonds		165,631		4,560		8,557		10,510		40,015		35,555		66,434
Endorsable mortgage loans		205,260		3,203		9,044		9,941		37,508		35,299		110,265
Residential mortgage loans		2,556,395		21,295		54,777		66,909		276,647		288,423		1,848,344
Other loans		492		—		—		—		—		—		492

Subtotal		2,927,778		29,058		72,378		87,360		354,170		359,277		2,025,535

Consumer loans:
Consumer loans		1,488,283		86,910		275,833		271,546		678,626		164,961		10,407
Current account debtors		229,807		229,807		—		—		—		—		—
Credit card		440,791		420,963		19,828		—		—		—		—
Other loans		354		354		—		—		—		—		—

Subtotal		2,159,235		738,034		295,661		271,546		678,626		164,961		10,407

Total loans	Ch$	14,377,995	Ch$	1,822,060	Ch$	2,732,196	Ch$	1,473,530	Ch$	3,049,609	Ch$	1,869,437	Ch$	3,431,163

The following table sets forth the interest rate sensitivity of our outstanding loans due after one year as of December 31, 2010:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Variable rate
Ch$	Ch$	862,204
UF		738,552
Foreign currency		244,087

Total		1,844,843

Fixed rate
Ch$		1,733,698
UF		4,686,661
Foreign currency		85,007

Total		6,505,366

Total	Ch$	8,350,209

Maturity of Deposits

The following table sets forth under IFRS information regarding the currency and maturity of our deposits at December 31, 2010, expressed in percentages. UF-denominated deposits are similar to Chilean peso-denominated deposits in all aspects, except that the principal is readjusted periodically based on the value of the UF.

	As of December 31, 2010
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	3,924,065	29,837	492,279	4,446,181
Savings accounts	—	173,404	—	173,404
Time deposits:
Maturing within three months	3,461,580	434,489	789,788	4,685,857
Maturing after three but within six months	854,781	344,495	118,760	1,318,036
Maturing after six but within 12 months	274,733	853,685	4,897	1,133,315
Maturing after 12 months	76,063	310,581	712	387,356

Total time deposits	4,667,157	1,943,250	914,157	7,524,564

Total deposits	8,591,222	2,146,491	1,406,436	12,144,149

The following table sets forth information under IFRS regarding the currency and maturity of deposits in excess of U.S.$100,000 as of December 31, 2010:

	As of December 31, 2010
	Ch$	UF	Foreign Currency	Total
	(in millions of Ch$)
IFRS:
Demand deposits	45.68%	1.39%	35.00%	36.61%
Savings accounts	—	8.08	—	1.43
Time deposits:
Maturing within three months	40.29	20.24	56.16	38.59
Maturing after three but within six months	9.95	16.05	8.44	10.85
Maturing after six but within 12 months	3.20	39.77	0.35	9.33
Maturing after 12 months	0.88	14.47	0.05	3.19
Total time deposits	54.32	90.53	65.00	61.96

Total deposits	100.00%	100.00%	100.00%	100.00%

RECENT RESULTS OF OPERATIONS

Introduction

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 included in this Report on Form 6-K and prepared in accordance with IFRS.

Until and including our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009, we prepared our audited consolidated financial statements in accordance with Chilean GAAP, with reconciliations to U.S. GAAP. As required by IFRS 1—First Time Adoption of International Financial Reporting Standards, our financial position as of January 1, 2008 and December 31, 2008 and our results of operations for the year ended December 31, 2008 have been restated in accordance with IFRS 1 for comparative purposes. Reconciliations and description of the transition to IFRS, and the effects on assets, liabilities, equity, net income and cash flows are presented in Note 5 to our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2009. Unless otherwise indicated, the financial information included in this Report on Form 6-K with respect to 2008, 2009 and 2010 has been derived from financial statements that have been prepared in accordance with IFRS. See Note 2(a) to our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 included in this Report on Form 6-K. IFRS differs in certain significant respects from Chilean GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Chilean GAAP. Accordingly, readers should avoid such comparison.

Overview

We are a leading bank within the Chilean financial system, providing a broad range of financial products and services to individual and corporate customers who are primarily located in Chile. Accordingly, our financial condition, results of operations and our ability to achieve our strategic business goals could be adversely affected by changes in economic indicators (such as interest rates, inflation and GDP growth), modifications of non-economic policies of the Chilean government that can affect the private sector, or other political and economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control. We also face a number of other risks, such as increasing competition and changing market conditions that could impact our ability to achieve our goals. For more details, see “Item 3. Key Information—Risk Factors” of our annual report on Form 20-F for the year ended December 31, 2009 which has been incorporated by reference herein.

After a period of accelerated growth between 1985 and 1997, when Chile’s gross domestic product grew at an average annual rate of 7.2%, Chile’s economic growth slowed to an average rate of 3.8% between 2000 and 2010. Since 2008 the Chilean economy has faced extraordinarily difficult circumstances, ranging from a general worldwide economic slowdown caused by the United States subprime mortgage crisis to the worst earthquake reported in over 50 years in Chile. Nevertheless, the country has been able to successfully overcome these challenges due to its stable financial condition resulting from an earlier accumulation of international reserves and its internationally recognized sound fiscal policy.

Throughout 2009, the local Chilean economy was negatively affected by the international financial turmoil, which reduced foreign trade and fostered high volatility in the global financial markets, mainly because the Chilean economy is highly integrated in the international trading system and dependent on the export of commodities (principally copper). As a result, Chile’s mining activity shrank as demand for, and the price of, copper decreased dramatically. Other industrial sectors which rely heavily on exports, such as the cellulose and steel sectors, also suffered the negative impact caused by the global economic downturn.

In terms of domestic demand, as a result of the uncertainty caused by the global economic downturn and the increase in the Chilean unemployment rate, private consumption significantly decreased in 2009, leading to a decrease in the demand for durable goods (mainly cars and houses), which directly affected the construction sector and indirectly affected both the forestry and transportation sectors. The consumption of non-durable goods also declined and, accordingly, the retail sector was negatively affected and reported a decrease in its commercial activity.

As a result, investment (which grew by 18.8% in 2008) stagnated due to a decline in expectations of economic growth, leading companies to postpone their investment projects, which raised the unemployment rate in Chile.

All of these elements resulted in a 1.5% reduction in the Chilean GDP and an average unemployment rate of 9.7% for 2009. Also, the reduction in domestic and international consumption entailed a significant adjustment in inventory volumes and an excess of productive capacity, which resulted in a sharp decrease in prices, leading to a deflation of 1.4% as measured by the consumer price index as published by the Chilean National Statistics Institute for 2009. The absence of inflationary pressures encouraged the Central Bank to carry out monetary stimulus, which led the monetary policy annual interest rate to a historical low of 0.5% in order to ensure sufficient liquidity in the local monetary system.

Starting in the third quarter of 2009, the Chilean economy began to show signs of recovery which temporarily faded immediately after the earthquake that struck the center-south region of Chile on February 27, 2010, negatively affecting Chile’s GDP growth during the first quarter of 2010. Nevertheless, the Chilean economy recovered from the effects of the earthquake and, for the year ended December 31, 2010, the estimated GDP growth was 5.2% and the inflation rate was 3.0%, as measured by the consumer price index published by the Chilean National Statistics Institute.

Most of Chile’s GDP growth in 2010 came from domestic consumption and investment, with estimated growth rates of 8.9% and 17.6%, respectively, during the year. Private consumption was the main driver of GDP growth during the first half of 2010 while investment became increasingly important during the second half of 2010, as companies began to restart investment projects in response to a more positive business environment.

As a result of the improved economic indicators described above, the Chilean stock market has also shown significant signs of recovery. During 2010, the IPSA Index (the most important Chilean stock index composed of the 40 stocks with the highest average annual trading volume on the Santiago Stock Exchange) reached 5,000 points, well above the 3,580 reported on December 31, 2009. This increase was particularly fuelled by the recovery of stocks from companies associated with retail, commodities and banking activities, which reflected the more upbeat outlook for the domestic and global economies. In the first two months of 2011, the IPSA Index decreased by 9.8% to 4,444.57 points.

Inflation

Historically, Chile has experienced high levels of inflation that have significantly affected our financial condition and results of operations. Although inflation remained relatively low during much of the past decade, price level changes were relatively high during 2008 (7.1%), primarily as a result of the sharp increase in international oil and food prices. However, throughout 2009, we experienced deflation at a rate of 1.4% as a consequence of the global financial crisis, which affected many of Chile’s economic indicators, such as exports, employment, consumption and investment, thereby reducing purchasing power and leading to weaker aggregate demand. Nevertheless, in early 2010 and consistent with the recovery trend shown by the Chilean economy since the last quarter of 2009, inflation started to return to more normal levels and was within the long term range proposed by the Central Bank of 2.0% to 4.0% per year. During the year ended December 31, 2010, inflation was 3.0%, as measured by the consumer price index published by the Chilean National Statistics Institute. According to the Central Bank, the increase in the inflation rate is in line with higher levels of activity in the Chilean economy prompted by an increase in private consumption after a full year characterized by a deteriorated demand for goods and services as a result of the worldwide financial crisis.

An increase in inflation rates could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Our results of operations reflect the effect of inflation in the following ways:

•

a substantial portion of our assets and liabilities are denominated in UFs, a unit that is indexed daily to reflect inflation recorded in the previous month, with the net gain or loss resulting from such indexation reflected in income; and

•	the interest rates earned and paid on peso-denominated assets and liabilities to some degree reflect inflation and expectations regarding inflation.

UF-Denominated Assets and Liabilities. The UF is revalued in monthly cycles. On each day in the period beginning the tenth day of each month through the ninth day of the next month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect each day a pro rata amount of the prior calendar month’s change in the consumer price index published by the Chilean National Statistics Institute. One UF was equal to Ch$20,942.88 as of December 31, 2009 and Ch$21,455.55 as of December 31, 2010. The effect of any changes in the nominal peso value of our UF-denominated assets and liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest revenue and expense. Our net interest income will be positively affected by inflation (and negatively affected by deflation) to the extent that our average UF-denominated assets exceed our average UF-denominated liabilities, while our net interest income will be negatively affected by inflation (and positively affected by deflation) when average UF-denominated liabilities exceed average UF-denominated assets. Our average UF-denominated assets exceeded our average UF-denominated liabilities by Ch$2,239,687 million (U.S.$4,781.88 million) during the year ended December 31, 2009 and Ch$3,020,905 million (U.S.$6,449.82 million) during the year ended December 31, 2010. These figures exclude capital, reserves and derivatives. See “Item 4. Information on the Company—Selected Statistical Information” of our annual report on Form 20-F for the year ended December 31, 2009 which has been incorporated by reference herein and “Selected Statistical Information” in this Report on Form 6-K.

Peso-Denominated Assets and Liabilities. Interest rates in Chile tend to reflect the rate of inflation during the relevant period and expectations regarding future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to the inflation rate varies. See “—Interest Rates.” We maintain a substantial amount of non-interest bearing, peso-denominated current accounts and other demand deposits. The ratio of such deposits to average interest bearing peso-denominated liabilities was 62% during the year ended December 31, 2009 and 76% during the year ended December 31, 2010. Because a large part of such deposits are not indexed to inflation, even a slight decline in the rate of inflation may adversely affect our net interest margin on assets funded with such deposits and even a slight increase in the rate of inflation may increase the net interest margin on such assets. See “Item 4. Information on the Company—Selected Statistical Information—Interest Earning Assets and Net Interest Margin” of our annual report on Form 20-F for the year ended December 31, 2009 which has been incorporated by reference herein and “Selected Statistical Information—Interest Earning Assets and Net Interest Margin” in this Report on Form 6-K.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect in part inflation and expectations regarding future inflation, shifts in short-term interest rates related to the Central Bank’s monetary policies and movements in long-term real rates. The Central Bank manages short-term interest rates based on its objectives of balancing low inflation and economic growth. Accordingly, due to the high inflation experienced during 2008, the Central Bank increased its reference interest rate five times during that year, resulting in a final monetary policy interest rate of 8.25% at the end of 2008. On the other hand, the sharp decrease in economic activity during 2009, as well as the decrease in inflationary pressures, led the Central Bank to reduce the monetary policy interest rate to a historical low of 0.50% in order to ensure sufficient liquidity levels and to enhance aggregate demand. However, as a consequence of strong recovery signs for the economic activity and the more normalized inflationary environment, the Central Bank began to withdraw the monetary stimulus in June 2010, when it increased the monetary policy annual interest rate to 1.00% from the 0.5% maintained during the first half of that year. Since June 2010, the Central Bank has repeatedly raised the monetary policy interest rate and, accordingly, on March 9, 2011, the Chilean monetary policy annual interest rate was 3.5%.

Since our liabilities generally re-price faster than our assets, changes in the rate of inflation or short-term interest rates are reflected in the interest rates we pay on our liabilities before they are reflected in the interest rates we earn on our assets. Accordingly, our net interest margin on assets and liabilities is usually adversely affected in the short-term by increases in inflation or short-term interest rates and benefits in the short term from decreases in inflation or short-term interest rates, although the existence of non-interest bearing peso-denominated demand deposits tends to mitigate both effects. See “—Inflation—Peso-Denominated Assets and Liabilities” above. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, those liabilities generally are more sensitive to changes in inflation or short-term interest rates than our UF-denominated liabilities. As a result, during periods when current inflation exceeds the previous month’s inflation, customers often switch funds from peso-denominated deposits to more expensive UF-denominated deposits, thereby adversely affecting our net interest margin.

According to information published by the Central Bank, the average annual short-term nominal interest rate, based on the rate paid by Chilean financial institutions for 90 to 360-day Chilean peso-denominated deposits, was 2.34% in 2009 and 2.73% in 2010. The average annual long-term nominal interest rate, based on the interest rate of the Central Bank’s five-year Chilean peso-denominated bonds, was 4.65% in 2009 and 5.54% in 2010.

Foreign Currency Exchange Rates

A significant portion of our assets and liabilities are denominated in foreign currencies, principally U.S. dollars, and we have historically maintained and may continue to maintain gaps between the balances of such assets and liabilities. This gap includes assets and liabilities denominated in foreign currencies and assets and liabilities denominated in Chilean pesos that contain repayment terms linked to changes in foreign currency exchange rates. Because foreign currency denominated assets and liabilities, as well as interest earned or paid on such assets and liabilities and gains (losses) realized upon the sale of such assets, are translated into pesos in preparing our financial statements, our reported income is affected by changes in the value of the peso with respect to foreign currencies, primarily the U.S. dollar. Adjustments to U.S. dollar-indexed assets are reflected as adjustments in net interest earnings and offset results in the foreign exchange position.

Critical Accounting Policies

There have been no material changes to accounting policies since December 31, 2009.

For more information on our critical accounting policies, please refer to “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies” of our annual report on Form 20-F for the year ended December 31, 2009 which has been incorporated by reference herein. For information on our significant accounting principles, please see Note 2 to our audited consolidated financial statements for the year ended December 31, 2010 included elsewhere in this Report on Form 6-K.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2010

The consolidated financial information presented in this section for years ended December 31, 2009 and 2010 has been audited and prepared in accordance with IFRS.

Net Income

The following table sets forth information regarding our net income for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,
	2009		2010		% Increase
	(in millions of Ch$)				(Decrease)
IFRS:
Net interest income	Ch$	677,524	Ch$	767,497	13.3%
Net fees and commissions income		251,855		292,262	16.0
Other income (loss), net		105,010		104,638	(0.4)
Provisions for loan losses		(241,345)		(157,651)	(34.7)
Operating expenses		(491,749)		(544,227)	10.7
Income attributable to associates		840		1,609	91.5

Income before income taxes		302,135		464,128	53.6
Income taxes		(40,389)		(46,513)	15.2

Net income	Ch$	261,746	Ch$	417,615	59.5%

The main factors contributing to our 59.5% annual increase in our net income were:

•

Higher interest income associated with a 6.2% growth in our average balances of total loans in 2010 as compared to 2009 mainly due to a more dynamic economic activity and relatively low interest rates in the local market that encouraged our customers to borrow and undertake their investment projects.

•	Lower funding costs due to an increase of 19.6% in our year-end balances of current accounts and demand deposits in 2010 as compared to 2009.

•	An increase of approximately Ch$124,000 million in our results obtained from a proactive management of our balance sheet UF gap, amid a normalized inflationary scenario in 2010 as compared to 2009.

•

An increase of 16.0% in our net fees and commissions income in 2010 as compared to 2009 mainly due to higher lending and transactional activity, as well as greater volumes traded and managed by our stock brokerage and mutual funds subsidiaries, respectively.

•

A reduction of 34.7% in our provisions for loan losses in 2010 as compared to 2009, mainly due to an improved economic environment, accurate credit assessments of new borrowers and more efficient collection efforts.

The factors described above allowed us to offset a 10.7% increase in our operating expenses in 2010 as compared to 2009, mainly due to higher commercial activity and extraordinary items incurred in 2010, such as expenses related to the earthquake that struck Chile on February 27, 2010, the one-time impact of information technology projects developed during the year, the implementation of marketing plans intended to enhance our brand recognition and customer loyalty, and greater expenses related to special benefits to our staff for commemorating Chile’s bicentennial.

Net Interest Income

The following table sets forth information regarding our net interest income and net interest margin for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,		% Increase (Decrease)
	2009	2010
	(in millions of Ch$)
IFRS:
Interest revenue	900,407	1,092,003	21.3%
Interest expense	(222,883)	(324,506)	45.6

Net interest income	677,524	767,497	13.3%

Net interest margin(1)	4.38%	4.70%	—

(1)	Net interest income divided by average interest earning assets. The average balances for interest earning assets, including interest readjustments, have been calculated on the basis of our daily balances and on the basis of monthly balances for our subsidiaries.

The main factors contributing to our 13.3% annual increase in net interest income were:

•

The positive inflation effect on our UF net asset position. During 2010, the inflation rate (measured as the UF variation) increased by 2.45% as compared to deflation of 2.38% recorded in 2009. This variance, along with a proactive management of our UF net asset position, increased the contribution from that exposure for an amount of approximately Ch$124,000 million in 2010.

•

Higher interest income related to a 6.2% growth in our average balances of total loans in 2010 as compared to 2009 mainly due to a more dynamic economic activity and relatively low interest rates in the local market. Although the annual short-term nominal interest rate increased from 2.34% in 2009 to 2.73% in 2010 and the long-term nominal interest rate rose from

4.65% in 2009 to 5.54% in 2010, they still remain at low levels as compared to historical data. As a result, customers have been encouraged to borrow and undertake their investment projects. The final effect of these higher loan volumes accounted for approximately Ch$4,500 million.

•

An increase of 19.6% in our year-end balances of current accounts and demand deposits in 2010 as compared to 2009, which became an important funding source for us and accounted for 26.0% of our total funding structure.

The factors described above enabled us to offset the effects of lower lending spreads (aligned with improved risk profiles of individuals and companies as a result of the better economic outlook) and still low nominal interest rate that translate into a lower yield of our non-interest bearing liabilities.

As a result of all the factors described above, our net interest margin grew from 4.38% in 2009 to 4.70% in 2010.

Interest Revenue

The following table sets forth information regarding our interest revenue and average interest earning assets for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,				% Increase (Decrease)
	2009		2010
	(in millions of Ch$)
IFRS:
Interest revenue	Ch$	900,407	Ch$	1,092,003	21.3%
Average interest earning assets:
Commercial loans		8,538,745		8,863,082	3.8
Residential mortgage loans		2,359,746		2,698,384	14.4
Consumer loans		1,872,098		1,997,400	6.7

Total loans		12,770,589		13,558,866	6.2
Cash and due from banks		814,463		848,413	4.2
Repurchase agreements		42,755		74,471	74.2
Financial investments		1,628,270		1,519,808	(6.7)
Loans and advance to banks		204,703		339,844	66.0

Total	Ch$	15,460,780	Ch$	16,341,402	5.7%

Average rates earned on total interest earning assets:
Average nominal rates		5.83%		6.84%	—
Average real rates		4.56%		1.91%	—

The 21.3% annual increase of our interest revenue in 2010 as compared to 2009 resulted mainly from: (i) higher nominal interest rates in the local market as a consequence of a positive inflation, which resulted in a higher contribution from our interest earning UF-denominated assets (indexed to inflation), and (ii) a 5.7% increase of our average interest earning assets, mainly due to a 6.2% increase in our average balances of total loans (particularly associated with our expansion in residential mortgage loans) in 2010 as compared to 2009. These factors enabled us to increase the yield of our average interest earning assets from 5.83% in 2009 to 6.84% in 2010, in nominal terms.

Interest Expense

The following table sets forth information regarding our interest expense and average interest bearing liabilities for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,
	2009		2010		% Increase
	(in millions of Ch$)				(Decrease)
IFRS:
Interest expense	Ch$	222,883	Ch$	324,506	45.6%
Average interest bearing liabilities:
Savings accounts and time deposits(1)		7,568,317		7,382,126	(2.5)
Securities under agreements to repurchase		275,058		182,956	(33.5)
Borrowings from financial institutions		1,197,151		1,365,835	14.1
Debt issued		1,713,629		1,660,440	(3.1)
Other financial obligations		101,999		132,200	29.6

Total	Ch$	10,856,154	Ch$	10,723,557	(1.2%)

Average rates paid on total interest bearing liabilities:
Average nominal rates		2.05%		3.03%	—
Average real rates		(1.20%)		(2.59%)	—
Average (Chilean peso denominated) non interest bearing current account and demand deposits		3,133,304		4,085,800	30.4%

(1)	Includes interest earning demand deposits.

The 45.6% increase in our interest expense in 2010 as compared to 2009 is mostly the result of an inflation of 3.0% in 2010 compared to a deflation of 1.4% in 2009 in response to more optimistic market projections about GDP growth for the Chilean economy. The higher inflation increased the cost of our interest bearing liabilities, which was partly offset by the 1.2% annual decrease in average volumes.

Net Fees and Commissions Income

The following table sets forth certain components of our fees and commissions income (net of fees paid to third parties that provide support for those services, principally fees related to credit pre-evaluation services and receipts and collection services provided to us) for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,
	2009		2010		% Increase
	(in millions of Ch$)				(Decrease)
IFRS:
Mutual funds	Ch$	45,246	Ch$	61,476	35.9%
Insurance		46,146		49,170	6.6
Current accounts, overdrafts, credit lines and credit cards		64,993		72,685	11.8
Sight accounts and ATMs		21,072		21,225	0.7
Stock brokerage		12,177		23,752	95.1
Collection of over-due loans		16,628		17,870	7.5
Cash management services		12,294		13,715	11.6
Letters of credit, guarantees, collateral and other contingent loans		12,599		14,167	12.4
Custody and trust services		4,989		4,838	(3.0)
Foreign trade and currency exchange		5,085		4,760	(6.4)
Financial advisory services		7,860		4,800	(38.9)
Credits and factoring		3,912		5,932	51.6
Collection services		1,622		1,383	(14.7)
Teller services expenses		(2,548)		(2,054)	(19.4)
Credit pre-evaluation services		(481)		(1,821)	278.6
Other		261		364	39.5

Total	Ch$	251,855	Ch$	292,262	16.0%

The main factors contributing to our 16.0% increase in our net fees and commissions income were:

•

Higher commercial activity from two of our main subsidiaries which benefited from a better economic outlook for the local economy and relatively low interest rates that encouraged investors to reinvest in riskier assets, such as stocks and mutual funds during 2010. Our mutual funds subsidiary increased its assets under management by 14.3% in 2010 as compared to 2009, which translated into an increase of 35.9% (or Ch$16,230 million) in its net fees and commissions income during the same period. Similarly, the stocks trading turnover handled by our securities brokerage subsidiary rose by 26.6% in 2010 as compared to 2009 that, along with the settlement of several one-off transactions, led to an increase of 95.1% (or Ch$11,575 million) in the subsidiary’s net fees and commissions income during the same period.

•

Higher fees and commissions resulting from the effectiveness of our improved cross-selling strategies for core banking products, such as current accounts, overdrafts, credit lines, and credit cards. The total amount of commissions from these products reached Ch$72,685 million in 2010, which represents an increase of 11.8% (or Ch$7,692 million) as compared to the Ch$64,993 million in 2009. This is the result of specific products and marketing plans, designed and implemented by our new Credit and Debit Cards Division, intended to enhance customer loyalty and the use of our credit cards. Also, the economic rebound encouraged customers to increase their consumption and therefore the monthly amount of transactions with credit cards.

•

An increase of 51.6% (or Ch$2,020 million) in our net fees and commissions income from a higher demand for credits and factoring in 2010 as compared to 2009, as a result of more dynamism in the Chilean economy during 2010 as compared to 2009.

These factors were partly offset by a 38.9% (or Ch$3,080 million) decrease in fees and commissions from financial advisory activities mainly due to lower activity in connection with debt restructuring in 2010 as compared to 2009, when our financial advisory subsidiary benefited from the higher demand amid the economic downturn.

Other Income (Loss), Net

Other income (loss), net, consists of net gains and losses from financial operating income, net gains and losses from foreign exchange transactions and other operating income. Financial operating income results include gains and losses realized on the sale of securities, gains and losses from the mark to market of securities and interest rate and currency derivatives at the end of the period. Net gains and losses from foreign exchange transactions include gains and losses realized upon the sale of foreign currency and foreign exchange derivatives and gains and losses arising from the period-end translation of foreign currency denominated assets and liabilities into pesos. Foreign exchange results also include net adjustments on U.S. dollar-indexed domestic currency transactions and existing interest rate differences in currency derivatives.

The following table sets forth certain components of our other income (loss), net, for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,				% Increase (Decrease)
	2009		2010
	(in millions of Ch$)
IFRS:
Net financial operating income
Interest accrued on trading securities	Ch$	4,518	Ch$	9,248	104.7%
Gains (losses) on sales and mark to market:		32,758		31,536	(3.7)
Gains (losses) on derivatives contracts		(175,455)		(23,342)	(86.7)
Gains (losses) from sales of loans		—		(150)	—

Total net financial operating income (losses)		(138,179)		17,292	—
Foreign exchange transactions, net		220,999		63,762	(71.1)
Other operating income		22,190		23,584	6.3

Total	Ch$	105,010	Ch$	104,638	(0.4%)

The slight (0.4%) decrease in our net other income in 2010 as compared to 2009 is primarily explained by lower results from the management of derivative contracts, net of foreign exchange transactions, that decreased by 11.3% from Ch$45,544 million in 2009 to Ch$40,420 million in 2010. This decrease is the result of a combination of different market factors, such as: (i) lower trading volumes during 2010 as compared to 2009 due to lower foreign exchange rate volatility and (ii) a spread compression effect during 2010 as compared to 2009. This decrease was mostly offset by higher results from our investment portfolio, whose income from interest accrued, sales and mark-to-market increased by 9.4%, from Ch$37,276 million in 2009 to Ch$40,784 million in 2010.

Provisions for Loan Losses

The following table sets forth information with respect to our provisions and allowances for loan losses and charge-offs for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,				% Increase (Decrease)
	2009		2010
	(in millions of Ch$, except percentages)
IFRS:
Provisions:
Net provisions for loan losses	Ch$	241,345	Ch$	157,651	(34.7)%
Gross provisions for loan losses		268,224		189,820	(29.2)
Total loan loss recoveries		26,879		32,169	19.7
Charge-offs:
Total charge-offs		181,793		149,093	(18.0)
Net charge-offs		154,914		116,924	(24.5)
Other asset quality data:
Total loans		13,191,256		14,377,995	9.0
Allowances for loan losses		312,101		348,027	11.5
Allowances for loan losses as a percentage of total loans		2.37%		2.42%	—
Average loans		12,770,589		13,558,866	6.2
Provisions for loan losses as a percentage of average loans		1.89%		1.16%	—

The 34.7% (or Ch$83,694 million) decrease in provisions for loan losses in 2010 as compared to 2009 is mainly the consequence of an improved local economy that increased our customers’ payment capacity. This trend was reinforced by effective credit approval processes. Thus, regarding our provisions for loan losses, particularly noteworthy are:

•

A decrease of 19.9% in provisions for loan losses related to our Retail Banking segment in 2010 as compared to 2009, as a result of improved economic indicators that benefited customers evaluated through grouped credit risk models.

•

A decrease of 38.2% in provisions for loan losses associated with our Wholesale Banking segment in 2010 as compared to 2009, as a result of both the local economy’s rebound and the ability of certain industrial sectors to partly overcome difficulties faced in 2009, which led us to improve credit risk scoring for certain sectors and corporate customers, and consequently reduce the corresponding provisions for loan losses.

These reductions in our segments’ provisions for loan losses were also fuelled by an increase of 19.7% in our recoveries from Ch$26,879 million in 2009 to Ch$32,169 million in 2010, as a result of a greater efficiency in our collection processes that were redesigned and improved during 2010.

As a result of the factors described above, our credit quality indicators improved in 2010 as compared to 2009, almost returning to pre-crisis levels. Our ratio of provisions to average loans decreased from 1.89% in 2009 to 1.16% in 2010.

Operating Expenses

The following table sets forth information regarding our operating expenses for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,				% Increase (Decrease)
	2009		2010
	(in millions of Ch$)
IFRS:
Personnel expenses	Ch$	256,782	Ch$	272,737	6.2%
Administrative expenses:
Advertising		17,943		23,182	29.2
Building maintenance		21,611		25,647	18.7
Rentals and insurance		17,905		18,419	2.9
Office supplies		6,818		5,735	(15.9)
Other expenses		112,721		124,686	10.6

Total administrative expenses		176,998		197,669	11.7%
Impairments		—		1,044	—
Depreciation and amortization		36,447		34,964	(4.1)
Other operating expenses		21,522		37,813	75.7

Total	Ch$	491,749	Ch$	544,227	10.7%

The main factors that explain the 10.7% (or Ch$52,478 million) increase in our operating expenses in 2010 as compared to 2009 can be summarized as follows:

•

An increase of approximately Ch$16,000 million in personnel expenses, mainly due to: (i) higher commercial activity during 2010 as compared to 2009 that led to a greater amount of variable compensation for our sales force, (ii) the effect of inflation on the wages of our employees, and (iii) a special bonus of approximately Ch$3,000 million granted to our employees in connection with the celebration of Chile’s 200th anniversary.

•

Approximately Ch$14,000 million of additional marketing and advertising expenses in 2010 as compared to 2009 associated with: (i) the enhancement of our customer loyalty program intended to reinforce the use of our credit cards (an increase of approximately Ch$8,300 million in 2010 as compared to 2009), and (ii) advertising campaigns carried out in 2010 in order to increase our brand recognition and presence in certain market segments, especially associated with retail banking (which resulted in an increase of approximately Ch$5,200 million in 2010 as compared to 2009).

•	Charge-offs of approximately Ch$6,440 million associated with over-accrued commissions related to current accounts.

•	An increase of approximately Ch$5,400 million in IT expenses mainly due to costs associated with the implementation of our new data processing systems and contingency sites.

•

Expenses associated with the February 27, 2010 earthquake that consisted of: (i) approximately Ch$5,000 million related to fixed-assets write-offs and repairs, (ii) Ch$1,000 million associated with financial support to our employees and a cash donation in a fund-raising campaign for the post-quake reconstruction process, and (iii) reimbursements of nearly Ch$2,500 million related to insurance policies as a result of damage to infrastructure caused by the earthquake.

Income Tax

The statutory corporate income tax rate in Chile was 17% for the years ended December 31, 2009 and 2010. Under Law No. 19,396 we are permitted to deduct subordinated debt payments made to Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”) from our taxable net income. Consequently, our effective tax rate is significantly lower than the statutory corporate income tax rate because of the deduction of such subordinated debt payments from our taxable income. Additionally, but to a lesser extent, differences in the tax treatment for monetary correction, as well as provisions on individual loans and for charge-offs related to past-due loans have an impact on our effective tax rate. Also, all real estate taxes paid on properties are deductible from our taxable income.

Our income tax reached Ch$46,513 million in 2010, which corresponds to a 15.2% (or Ch$6.124 million) increase from the Ch$40,389 million reported in 2009. The income tax increase is lower than the 53.6% increase in our income before taxes, which resulted in a reduction of our effective tax rate from 13.4% in 2009 to 10.0% in 2010.

The Chilean Revenue Service permits the deduction of the inflation effect on equity from taxable net income when inflation rate is positive, but does not allow an opposite adjustment when deflation occurs. Accordingly, the decrease in our effective tax rate in 2010 is partly attributable to the inflation of 3.0% compared to the deflation of 1.4% experienced in 2009, in each case as reported by the Chilean Statistics Institute. This variance led to a decrease in our 2010 taxable base associated with the effect of a positive inflation on our equity, which did not take place in 2009, due to the previously mentioned. Additionally, the decrease in our effective tax rate is also attributable to differences between amounts previously accrued for income taxes and amounts paid during the year ended December 31, 2009.

On July 31, 2010, the Chilean congress enacted Law No. 20,455 in response to the February 27, 2010 earthquake, which temporarily increases corporate income tax rates from 17.0% to 20.0% for the fiscal year ending December 31, 2011 and 18.5% for the fiscal year ending December 31, 2012. In 2013, the income tax rate is expected to return to 17.0%.

Business Segments

To the extent that it is available and is useful in analyzing our results, we have included information on a consolidated basis by business segments, disclosed under our internal reporting policies. A summary of differences between IFRS and our internal reporting policies is presented under “—Summary of Differences between Internal Reporting Policies and IFRS.”

For management purposes, we have organized our operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail: This segment is focused on individuals, as well as small and medium-sized companies with annual sales under Ch$1,500 million. The segment is primarily focused on consumer loans, commercial loans, current accounts, credit cards, credit lines and mortgage loans.

Wholesale: This segment is focused on corporate clients and large companies with annual revenues exceeding Ch$1,500 million. This segment includes products and services focused on commercial loans, current accounts, liquidity management services, debt instruments, foreign trade, derivative contracts and leases, as well as corporate finance transactions.

Treasury and money market operations: The revenue generated by this segment relates to the management of our liquidity and net positions subject to market risks. This segment also includes results of our securities portfolio, our derivatives positions and currency trading.

Operations through subsidiaries: This segment corresponds to all companies controlled by us whose results are obtained individually by the respective company. As of December 31, 2010, this business segment consisted of the following companies:

•	Banchile Trade Services Limited;

•	Banchile Administradora General de Fondos S.A.;

•	Banchile Asesoría Financiera S.A.;

•	Banchile Corredores de Seguros Ltda.;

•	Banchile Factoring S.A.;

•	Banchile Corredores de Bolsa S.A.;

•	Banchile Securitizadora S.A.;

•	Socofin S.A.; and

•	Promarket S.A.

The accounting policies described in “Item 5. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies” of our annual report on Form 20-F for the year ended December 31, 2009 incorporated by reference herein apply to all business segments. Matters such as the evaluation of segment performance and decision-making processes regarding goals and allocation of resources for each segment are based on a cost-benefit analysis and are aligned with our strategic goals.

In order to measure each segment’s financial performance, we use a business segment-based profitability system, which allows us to obtain information for each business segment relative to income, balances, revenues and expenses, among other indicators. This system has been internally developed in order to serve our specific requirements and we continuously work to improve it. In addition, business segment information is subject to general internal auditing procedures to ensure its integrity within management decision-making.

The financial information used to measure the performance of our business segments is not necessarily comparable with similar information from other financial institutions because it is based on our internal reporting policies. The accounting policies used to prepare our operating segment information are similar to those described in Note 2(g) to our audited consolidated financial statements as of and for the year ended December 31, 2010 included elsewhere in this Report on Form 6-K and Note 2 to our audited consolidated financial statement appearing in “Summary of Significant Accounting Principles” of our annual report on Form 20-F for the year ended December 31, 2009 incorporated by reference herein, except as noted below:

•

The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and our related fund transfer price in terms of maturity, re-pricing and currency.

•

The results associated with gap management (interest rate and currency mismatches) are allocated to the business segments by considering the amount of loans and demand deposits managed by each segment.

•	The internal performance profitability system considers capital allocation in each segment in accordance with Basel guidelines.

•

In addition to direct costs (consisting mainly of labor and administrative expenses of the business segments), we allocate all of our direct and indirect operating costs of back office and support units to each business segment by utilizing the most relevant business driver to assign such costs to the specific segment.

•

We apply Chilean GAAP, as required by the Superintendency of Banks, when measuring and recording allowances for loan losses, assets received in lieu of payments, minimum dividend allowances and other minor items for internal reporting purposes. These accounting principles significantly differ in certain respects from IFRS. A description of these differences is presented below under “—Summary of Differences between Internal Reporting Policies and IFRS.”

Net Income by Business Segment

The following table sets forth net income before tax expenses by business segment in accordance with our internal reporting policies for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31,
	2009		2010		% Increase (Decrease)
	(in millions of Ch$)
BANK’S INTERNAL REPORTING POLICIES:
Retail banking	Ch$	116,728	Ch$	182,114	56.0%
Wholesale banking		76,617		107,826	40.7
Treasury and money market operations		51,617		64,862	25.7
Subsidiaries		52,522		62,237	18.5

Net income before taxes	Ch$	297,484	Ch$	417,039	40.2%

Retail Banking

The 56.0% increase in net income before taxes of our Retail Banking segment in 2010 as compared to 2009 consists of a 40.0% growth in net income before taxes of our Commercial Division and a 561.0% increase in the net income before taxes of our Consumer Finance Division. These increases were mainly driven by:

•

An increase of 14.1% in the year-end balance of the segment’s loan portfolio in 2010 as compared to 2009. This increase was associated with the growth posted by the loan portfolios of both our Commercial Division (an increase of 14.9%) and our Consumer Finance Division (an increase of 7.1%). Also, according to our management information system, all of the segment’s credit products reported double digit growth rates, such as the growth of 16.5% recorded by our Commercial Division in residential mortgage loans, the product with the most significant increase.

•	The impact of a normalized inflation rate on the segment’s UF net asset position.

•

A decrease of 19.9% in the segment’s provisions for loan losses in 2010 as compared to 2009. This reduction was underpinned by a decrease of 25.5% in provisions for loan losses associated with our Consumer Finance Division in 2010 as compared to 2009 and a decrease of 15.9% in provisions for loan losses related to our Commercial Division. These improving trends were in line with positive economic indicators for the local economy throughout 2010 that favored customers evaluated through grouped credit risk models.

•

An increase of 6.8% in the segment’s income from fees and commissions, mainly due to greater commissions from a higher activity in current accounts, credit cards and ATMs, especially in our Commercial Division.

The factors described above offset the 15.9% increase in the segment’s operating expenses in 2010 as compared to 2009, mainly due to greater infrastructure expenses associated with the February 27, 2010 earthquake, commercial initiatives intended to reinforce customer loyalty through higher use of our credit cards (an increase of approximately Ch$8,500 million in 2010 as compared to 2009) and the recognition of approximately Ch$10,000 million in the segment’s profit and loss statement related to the allocation of part of the countercyclical allowances established by our board of directors during the fourth quarter of 2010 as permitted by the new regulation described under “Recent Developments.”

Wholesale Banking

The 40.7% annual increase in net income before taxes of our Wholesale Banking segment in 2010 as compared to 2009 consists of a 208.4% growth in net income before taxes of our Large Companies and Real Estate Division that offset the 27.0% decrease in net income before taxes of our Corporate Division. This net increase was mainly explained by:

•

A decrease of 38.2% in provisions for loan losses in 2010 as compared to 2009 due to an 84.7% decrease in provisions for loan losses of our Large Companies and Real Estate Division that offset a 103.2% increase in provisions for loan losses of our Corporate Division. The net decrease in the segment’s provisions for loan losses is mainly the result of the local economy’s rebound, our effective credit processes, the ability of certain industrial sectors to partly overcome productive and commercial difficulties faced in 2009 and the effect of the exchange rate (Ch$/U.S.$) decrease on the provisions for loan losses linked to U.S. dollar-denominated loans.

•

An increase of 28.5% in the segment’s net fees and commissions in 2010 as compared to 2009, mainly as a result of higher commissions from credit and factoring, as well as cash management services. This increase in the segment’s net fees and commissions includes a 61.3% increase in our Large Companies and Real Estate Division’s fees and commissions and a 6.6% rise in our Corporate Division’s fees and commissions.

•

An increase of 4.3% in the year-end balance of our Corporate Division’s loan portfolio in 2010 as compared to 2009 and a 3.4% rise in the year-end balance of our Large Companies and Real Estate Division’s loan portfolio for the same period.

•	An increase of 10.1% in the operating income of our Large Companies and Real Estate Division and a 7.0% rise in the operating income of our Corporate Division.

•	The effects of a normalized inflationary scenario that, along with a proactive management of the segment’s UF exposure, increased the contribution from the segment’s UF net asset position.

The factors described above offset an increase of 15.5% in the segment’s operating expenses in 2010 as compared to 2009 mainly due to a charge of approximately Ch$30,000 million in the segment’s profit and loss statement as a result of: (i) the recognition of approximately Ch$22,000 million associated with contingency provisions (accounted as other operating expenses) established by us during the fourth quarter of 2010 in order to comply with the new regulation of provisioning for individually evaluated loan portfolios (see “Recent Developments” for more information) and (ii) a charge of nearly Ch$10,000 million in the segment’s profit and loss statement related to the allocation of part of the countercyclical allowances established by our board of directors during the fourth quarter of 2010 as permitted by the new regulation described under “Recent Developments.”

Treasury and Money Market Operations

The 25.7% increase in net income before taxes of our Treasury and Money Market segment in 2010 as compared to 2009 was mainly due to:

•	Higher operating revenues from intraday trading and overnight positions.

•	Positive results associated with trading and available-for-sale securities.

The factors described above offset an increase of 52.1% (or approximately Ch$4,400 million) in the segment’s operating expenses in 2010 as compared to 2009, mainly due to higher expenses associated with: (i) the higher activity in bond issuances and foreign funding, (ii) severance payments, and (iii) increased IT related expenses in connection with the implementation of a new business platform.

Operations through Subsidiaries

The 18.5% increase in net income before taxes of our subsidiaries in 2010 as compared to 2009 was mainly driven by:

•

An increase of 49.6% in net income from our stock brokerage subsidiary in 2010 as compared to 2009, mainly as a result of: (i) an increase of 78.3% in fees and commissions from Ch$14,921 million in 2009 to Ch$26,600 million in 2010 associated with a 26.6% growth recorded in the stock trading turnover, and (ii) the settlement of several one-off transactions.

•

An increase of 78.4% in net income before taxes from our mutual funds subsidiary as a consequence of a 43.8% rise in fees and commissions from our mutual funds subsidiary in 2010 as compared to 2009, mainly as a result of the 14.3% increase in the average volume of assets under management during 2010 as compared to 2009 and due to the evolution of our portfolio mix that shifted from fixed to variable-income securities reflecting a more optimistic economic outlook. Also, worth noting is the growth observed in the number of participants in our mutual funds of 10.3% in 2010 as compared to 2009.

•	An increase of 25.9% in the average volume of insurance policies sold by our insurance brokerage subsidiary in 2010 as compared to 2009.

The factors described above offset: (i) a decrease of Ch$2,942 million in net income from our financial advisory subsidiary in 2010 as compared to 2009 due to the lower debt restructuring activity, which had grown significantly in 2009 during the financial crisis and (ii) a decrease of Ch$6,075 million in net income from our factoring subsidiary in 2010 as compared to 2009, mainly as a result of the effects of a normalized inflationary scenario on the subsidiary’s UF net liability position.

Summary of Differences between Internal Reporting Policies and IFRS

We prepare our business segments’ financial information in accordance with our internal reporting policies, which differ in certain significant aspects from IFRS. The following table sets forth net income and equity for the years ended December 31, 2009 and 2010 in accordance with our internal reporting policies and under IFRS:

	As of December 31,
	2009		2010
	(in millions of Ch$)
Net income before taxes (Internal Reporting Policies)	Ch$	297,484	Ch$	417,039
Reconciliation to IFRS		4,651		47,089
Net income before taxes (IFRS)		302,135		464,128
Net income (Internal Reporting Policies)		257,887		378,530
Net income (IFRS)		261,746		417,615
Equity (Internal Reporting Policies)		1,392,748		1,404,127
Equity (IFRS)	Ch$	1,600,985	Ch$	1,694,325

Some differences exist between our net income and equity as determined in accordance with our internal reporting policies, which are used for management reporting purposes, as presented in the segment information, and our net income and equity as determined under IFRS, as presented in our consolidated financial statements.

The most significant differences are as follows:

Under internal reporting policies, our merger with Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which we were the acquirer as required by IFRS 3 “Business Combinations.” Under IFRS 3, we recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$6,450 million lower than our internally reported net income in each of 2009 and 2010.

For internal reporting purposes, allowances for loan losses are calculated based on specific guidelines set by the Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows. According to internal reporting policies, we record additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses may not be recognized. As a result of these accounting policy differences, the impact on our net income under IFRS is Ch$5,298 million and Ch$49,003 million higher than our net income internally reported in 2009 and 2010, respectively.

For internal reporting purposes, assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written off if not sold after a certain period in accordance with specific guidelines set by the Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-Current Assets Held for Sale and Discontinued Operations.” In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired. As a result of this accounting policy difference, the impact on our net income under IFRS is Ch$3,838 million and Ch$4,099 million higher than our net income internally reported in 2009 and 2010, respectively.

Chilean banks are required to distribute at least 30% of their net income to shareholders unless the shareholders unanimously approve the retention of profits. A bank may, however, be prohibited from distributing to shareholders even this 30% of its net income if such distribution would cause the bank to violate certain statutory capital requirements. In accordance with internal reporting policies, we record a minimum dividend allowance based on our distribution policy, which requires distribution of at least 70% of the period’s net income, as permitted by the Superintendency of Banks. During 2009 and 2010, we reversed allowances of Ch$180,519 million and Ch$242,503 million, respectively. Under IFRS, only the portion of dividends that is required to be distributed by Chilean law may be recorded, i.e., 30% as required by Chilean Corporation Law. These accounting differences do not lead to differences in net income.

Liquidity and Capital Resources

Overview

A sound liquidity strategy must be focused on ensuring that funds are available to honor our financial commitments when they are due and also to take advantage of attractive business opportunities. To accomplish this, we monitor funding liquidity (i.e., the ability to raise funds when they are needed without incurring abnormal costs) and trading liquidity (i.e., the ability to easily defease debt and equity instruments held in our portfolios and/or offset price risk positions generated by derivative transactions).

Liquidity risk can be technically broken down into two types of risks: trading liquidity risk and funding liquidity risk. Trading liquidity risk deals with the inability to defease cash positions (bonds, loans, etc.) and/or offset price risks generated by derivatives transactions and funding liquidity risk is related to the Bank’s inability to raise funds. Both risks can lead to potentially adverse scenarios that might make the bank unable to meet its payment obligations and/or potential payment obligations when they become due.

These two risks are jointly managed by utilizing different tools, as detailed below.

Trading Liquidity Risk Management

Holding a stake of debt instruments with deep secondary markets ensures trading liquidity. Central Bank and government instruments and short-term banks’ time deposits show these characteristics. These kinds of instruments are held in our trading portfolio and comprise some portion of the Available-for-Sale (“AFS”) portfolio. In addition, mortgage bonds issued by banks resident in Chile and corporate bonds are also part of the AFS portfolio.

Even though mortgage and corporate bonds show much less trading liquidity than Central Bank and government instruments, the former may be sold to the Central Bank under repurchase agreements. Government instruments and short-term banks’ time deposits are also eligible to be sold to the Central Bank under repurchase agreements.

Funding Liquidity Risk Management

Diversifying funding sources and avoiding a concentration of large fund providers or funding maturity dates are means to ensure funding liquidity. Diversification is ensured through the establishment of triggers that monitor concentrations of funding sources, of maturity, of currency, etc. The aggregation of significant fund providers by currency is monitored as a percentage of our current liabilities.

In particular, our funding strategy aims to satisfy our customers’ needs and to enhance our product base offering while maintaining a prudent product diversification profile, currencies and maturities. We are focused on broadening the current core and diversified funding obtained through the retail banking business. In addition, we are continuously issuing either senior or subordinated bonds in order to match both the liquidity and the interest rate risk generated by our long-term loans.

In addition to our own metrics in place to monitor liquidity, the Central Bank and the Superintendency of Banks have established regulations regarding liquidity, which include: minimum reserve requirements for deposits, minimum “technical” reserve requirements and maximum expected outflows for the following 30 and 90 days.

The Central Bank has established a minimum reserve of 9.0% for demand deposits and 3.6% for time deposits. The reserve requirement must be complied with separately by currency (pesos and foreign currencies).

We are subject to a “technical” reserve requirement applicable to all banks that operate in Chile. The daily balance of deposits and obligations payable on demand, except for obligations with other banks, may not exceed 2.5 times the amount of the bank’s Regulatory Capital. Deposits and obligations payable on demand include:

•	deposits in current accounts;

•	other demand deposits or obligations payable on demand and incurred in the ordinary course of business;

•	savings deposits that allow unconditional withdrawals that bear a stated maturity; and

•	other deposits unconditionally payable immediately.

Chilean banks are not required, however, to maintain the minimum reserves referred to above for deposits and obligations subject to this “technical” reserve.

Chilean regulations also require that the expected outflows within the following 30 days not exceed the amount of a bank’s Basic Capital and the expected outflows within the following 90 days not exceed twice the amount of a bank’s Basic Capital. Expected outflows may include behavioral assumptions. Measurements must be made by currency separately.

Mandatory metrics requested by the Superintendency of Banks and other metrics developed by us utilizing internal models are prepared daily by independent units within the Corporate/Market Risk Management. These reports are submitted daily to the corresponding Treasury areas, which are in charge of overseeing and managing our liquidity. The Country Asset Liability Committee also monitors these metrics on a monthly basis.

Given our internal metrics and policies, we believe that our working capital is sufficient to meet our present needs.

Cash Flows

The tables below set forth our principal sources of cash. Our subsidiaries are not an important source of cash for us and therefore do not significantly affect our ability to meet our cash obligations. No legal, contractual or economic restrictions exist on the ability of our subsidiaries to transfer funds to us in the form of loans or cash dividends as long as our subsidiaries abide by the regulations in the Chilean Corporations Law regarding loans to related parties and minimum dividend payments.

	For the Year Ended December 31,
	2009		2010
	(in millions of Ch$)
IFRS:
Net cash provided by operating activities	Ch$	703,623	Ch$	(110,055)

The reduction of Ch$813,678 million in the net cash provided by operating activities in 2010 as compared to 2009 is mostly explained by: (i) an increase of Ch$1,538,530 million in the outflow associated with loans to customers during 2010 as compared to 2009, (ii) a net increment of Ch$440,607 million in the outflow related to take positions in financial assets held-for-trading. These cash outflows were partly offset by a greater cash inflow of Ch$1,174,388 million associated with the increase in our demand deposits balances.

	For the Year Ended December 31,
	2009		2010
	(in millions of Ch$)
IFRS:
Net cash used in investing activities	Ch$	(414,826)	Ch$	131,239

The difference between 2010 and 2009 is primarily explained by a decrease of our portfolio of financial assets available-for-sale as a result of the sale of certain fixed-income securities during 2010 with the purpose of taking advantage of a positive mark-to-market position, which resulted in a net cash flow increase. This was complemented by a lower investment in other assets during 2010 as compared to 2009.

	For the Year Ended December 31,
	2009		2010
	(in millions of Ch$)
IFRS:
Net cash provided by (used in) financing activities	Ch$	(408,168)	Ch$	(67,346)

The difference between 2010 and 2009 is mainly explained by an increase in proceeds from bond issuances by Ch$571,234 million and a lower payment of long-term foreign borrowings in an amount of Ch$532,137 million, both of which were partly offset by a decrease of Ch$357,319 million in borrowings from financial institutions, higher redemptions of bonds for a net amount of Ch$167,964 million, a decrease of Ch$99,922 million in the cash inflow from other financial obligations and lower long-term foreign borrowings for a net value of Ch$94,311 million.

Other Borrowings

Borrowings are described as short-term when they have original maturities of less than one year or are due on demand. All other borrowings are described as long-term, including the short-term portion of any long-term borrowings.

	As of December 31, 2009						As of December 31, 2010
	Long-term		Short-term		Total		Long-term		Short-term		Total
IFRS:
Borrowings from financial institutions:
Central Bank credit lines for renegotiation of loans	Ch$	114	Ch$	—	Ch$	114	Ch$	80	Ch$	—	Ch$	80
Other borrowings from the Central Bank		155,090		—		155,090		—		—		—
Borrowings from domestic financial institutions		—		3,878		3,878		—		—		—
Borrowings from foreign institutions		—		1,209,144		1,209,144		117,299		1,163,993		1,281,292
Debt issued:
Bonds		815,734		—		815,734		820,331		—		820,331
Subordinated bonds		506,683		—		506,683		744,966		—		744,966
Mortgage finance bonds		265,581		—		265,581		198,868		—		198,868
Other financial obligations		46,410		129,740		176,150		67,602		111,558		179,160

Total other interest bearing liabilities	Ch$	1,789,612	Ch$	1,342,762	Ch$	3,132,374	Ch$	1,949,146	Ch$	1,275,551	Ch$	3,224,697

Central Bank Borrowings

Central Bank borrowings include credit lines for the renegotiation of loans and other Central Bank borrowings. Credit lines were provided by the Central Bank for the renegotiation of mortgage loans due to the need to refinance debts as a result of the economic recession and crisis of the Chilean banking system from 1982 to 1985. The credit lines for the renegotiations of mortgage loans are linked to the UF index and carry an average real annual interest rate of 2.69% as of December 31, 2010. We repaid Ch$155,090 million to the Central Bank in 2010. The maturities of the outstanding amounts are as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	80
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term (Credit lines for renegotiation of loans)		80
Total short-term (Other Central Bank borrowings)		—

Total Central Bank borrowings	Ch$	80

Borrowings from Domestic Financial Institutions

Borrowings from domestic financial institutions are generally used to fund our general operations. We currently do not have any outstanding borrowings from domestic financial institutions.

Borrowings from Foreign Financial Institutions

We have short- and long-term borrowings from foreign banks. Each of these loans is denominated in foreign currency and is principally used to fund our foreign trade loans and carried an average nominal interest rate of 1.09% in the year ended December 31, 2010. The outstanding maturities of these borrowings as of December 31, 2010 were as follows:

	As of December 31,2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	117,299
Due after 1 year but within 2 years		—
Due after 2 years but within 3 years		—
Due after 3 years but within 4 years		—
Due after 4 years but within 5 years		—
Due after 5 years		—

Total long-term		117,299
Total short-term(1)		1,163,993

Total foreign borrowings	Ch$	1,281,292

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2010 had remaining maturities of less than one year.

Bonds

Our bonds are linked to the UF index and carried an average real annual interest rate of 3.52% as of December 31, 2010 with interest and principal payments due semi-annually. The bonds were intended to finance loans that had a maturity of greater than one year.

The maturities of bonds as of December 31, 2010 were as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	101,676
Due after 1 year but within 2 years		15,097
Due after 2 years but within 3 years		102,727
Due after 3 years but within 4 years		103,377
Due after 4 years but within 5 years		64,902
Due after 5 years		432,552

Total bonds	Ch$	820,331

Subordinated Bonds

Our outstanding subordinated bonds are linked to the UF index with interest and principal payments due semi-annually. The discount on the issuance of the outstanding subordinated bonds is amortized over the life of the bond. As of December 31, 2010, the effective real interest rate was 4.88% taking into consideration the discount on issuance.

The bonds are intended to finance loans having a maturity greater than one year. As of December 31, 2010, the maturities of subordinated bonds, which are considered long-term, were as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	46,238
Due after 1 year but within 2 years		29,376
Due after 2 years but within 3 years		21,200
Due after 3 years but within 4 years		22,215
Due after 4 years but within 5 years		23,284
Due after 5 years		602,653

Total subordinated bonds	Ch$	744,966

During 2010, we issued subordinated bonds with a 25-year maturity term. The subordinated bonds were issued in UF for an aggregate amount of Ch$261,534 million (historic pesos). These subordinated bonds accrue interest at an annual nominal rate of 4.5%.

Subordinated bonds are considered in the calculation of Regulatory Capital for the purpose of determining our minimum capital requirements.

Mortgage Finance Bonds

Mortgage finance bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and thirty years. The bonds are linked to the UF index and carried a weighted average annual interest rate of 4.05% as of December 31, 2010.

The maturities of mortgage finance bonds as of December 31, 2010 were as follows:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	38,976
Due after 1 year but within 2 years		29,189
Due after 2 years but within 3 years		25,641
Due after 3 years but within 4 years		23,564
Due after 4 years but within 5 years		19,129
Due after 5 years		62,369

Total mortgage finance bonds	Ch$	198,868

Other Financial Obligations

The maturities of other financial obligations as of December 31, 2009 and 2010 were as follows:

	As of December 31,
	2009		2010
	(in millions of Ch$)
IFRS:
Other long-term obligations:
Obligations with Chilean Government	Ch$	46,410	Ch$	67,602

Total other long-term obligations		46,410		67,602
Other short-term obligations		129,740		111,558

Total other obligations	Ch$	176,150	Ch$	179,160

As of December 31, 2010, other financial obligations had the following maturities:

	As of December 31, 2010
	(in millions of Ch$)
IFRS:
Due within 1 year	Ch$	7,069
Due after 1 year but within 2 years		7,004
Due after 2 years but within 3 years		6,737
Due after 3 years but within 4 years		5,830
Due after 4 years but within 5 years		4,072
Due after 5 years		36,890

Total long-term		67,602
Total short-term(1)		111,558

Total other obligations	Ch$	179,160

(1)	Includes borrowings with maturities that were originally greater than one year but which as of December 31, 2010 had remaining maturities of less than one year.

Off-Balance Sheet Arrangements

In the normal course of business, we are a party to a number of off-balance sheet activities that present credit, market and operational risks that are not reflected in our consolidated financial statements. These activities include commitments to extend credit not otherwise accounted for as contingent loans, such as overdrafts and credit card lines of credit, and long-term contractual obligations under operating leases or service contracts.

We provide customers with off-balance sheet credit support through loan commitments. Such commitments are agreements to lend to a customer at a future date, subject to compliance with the contractual terms. Since substantial portions of these commitments are expected to expire without us having to make any loans, total commitment amounts do not necessarily represent our actual future cash requirements. The amounts of these loan commitments were Ch$3,352,973 million as of December 31, 2009 and Ch$4,146,591 million as of December 31, 2010. See Note 26 to our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 included elsewhere in this Report on Form 6-K. The amounts of subscribed leasing contracts were Ch$102,173 million and Ch$186,362 million as of December 31, 2009 and 2010, respectively.

Interest rate and cross-currency swaps, which are entered into in order to hedge the foreign investment portfolio, are recorded at their estimated fair market values. See Note 8 to our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 included elsewhere in this Report on Form 6-K.

The credit risk of both on and off-balance sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, we generally determine the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer’s creditworthiness. The amount and type of collateral held to reduce credit risk varies, but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds and other marketable securities that are generally held in our possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. Additional collateral is requested when appropriate. For further information, see Note 26 to our audited consolidated financial statements as of and for the years ended December 31, 2009 and 2010 included elsewhere in this Report on Form 6-K.

Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

December 31, 2009 and 2010

Index

F-2	Report of Independent Registered Public Accounting Firm
F-3	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
F-5	Consolidated Statement of Financial Position
F-6	Consolidated Statement of Comprehensive Income
F-8	Consolidated Statement of Changes in Equity
F-9	Consolidated Statement of Cash Flows
F-10	Notes to the Consolidated Financial Statements

Ch$ or CLP	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$ or USD	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
U.F. or CLF	=	Unidad de fomento (The unidad de fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).

BANCO DE CHILE AND SUBSIDIARIES

Ernst & Young Chile Presidente Riesco 5435, piso 4 Las Condes Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Banco de Chile:

We have audited the accompanying consolidated financial statements of Banco de Chile and its subsidiaries (the “Bank”) which comprise the consolidated statements of financial position as of December 31, 2010 and 2009, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banco de Chile and subsidiaries at December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2011, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile, March 9, 2011

Ernst & Young Chile Presidente Riesco 5435, piso 4 Las Condes Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Banco de Chile:

We have audited Banco de Chile and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Banco de Chile’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Banco de Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

Ernst & Young Chile Presidente Riesco 5435, piso 4 Las Condes Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Banco de Chile and our report dated March 9, 2011, expressed an unqualified opinion thereon.

ERNST & YOUNG LIMITADA

Santiago, Chile, March 9, 2011

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2009 and 2010

(Expressed in millions of Chilean pesos)

	Notes	2009	2010	2010
		MCh$	MCh$	ThUS$
ASSETS
Cash and due from banks	5	727,553	772,329	1,648,972
Transactions in the course of collection	5	526,051	429,756	917,557
Financial assets held-for-trading	6	351,590	279,765	597,316
Receivables from Repurchase Agreements and Security Borrowing	7	79,401	82,787	176,756
Derivative instruments	8	565,986	488,354	1,042,667
Loans and advance to banks	9	448,981	349,588	746,393
Loans to customers, net	10	12,879,155	14,029,968	29,954,882
Financial assets available-for-sale	11	1,267,774	1,157,105	2,470,493
Investments in other companies	12	10,494	11,072	23,639
Intangible assets	13	88,182	87,276	186,340
Property and equipment	14	205,847	205,539	438,839
Investment properties	15	17,840	17,459	37,276
Current tax assets	16	—	3,363	7,180
Deferred tax assets, net	16	49,733	57,678	123,151
Other assets	17	282,872	304,425	649,967

TOTAL ASSETS		17,501,459	18,276,464	39,021,428

LIABILITIES
Current accounts and other demand deposits	18	3,718,076	4,446,181	9,492,882
Transactions in the course of payment	5	325,056	208,750	445,695
Payables from Repurchase Agreements and Security Lending	7	308,028	81,755	174,552
Saving accounts and time deposits	19	7,427,481	7,697,968	16,435,656
Derivative instruments	8	538,240	528,445	1,128,264
Borrowings from financial institutions	20	1,368,226	1,281,372	2,735,811
Debt issued	21	1,587,998	1,764,165	3,766,605
Other financial obligations	22	176,150	179,160	382,518
Current tax liabilities	16	39,018	—	—
Provisions	23	88,607	114,685	244,860
Employee benefits	24	43,202	55,433	118,353
Other liabilities	25	280,392	224,225	478,735

TOTAL LIABILITIES		15,900,474	16,582,139	35,403,931

EQUITY
Attributable to equity holders of the parent:
Capital		1,158,752	1,158,752	2,474,010
Reserves		185,207	158,282	337,942
Other comprehensive income		8,780	8,210	17,529
Retained earnings:
Retained earnings from previous periods		65,023	65,023	138,833
Income for the year		261,744	417,615	891,635
Less:
Provision for minimum dividends		(78,524)	(113,559)	(242,456)
Non-controlling interest		3	2	4

TOTAL EQUITY	27	1,600,985	1,694,325	3,617,497

TOTAL LIABILITIES AND EQUITY		17,501,459	18,276,464	39,021,428

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2008, 2009 and 2010

(Expressed in million of Chilean pesos)

	Notes	2008	2009	2010	2010
		MCh$	MCh$	MCh$	ThUS$
A. STATEMENT OF INCOME
Interest revenue	28	1,659,350	900,407	1,092,003	2,331,496
Interest expense	28	(885,263)	(222,883)	(324,506)	(692,841)

Net interest income		774,087	677,524	767,497	1,638,655

Income from fees and commissions	29	275,891	296,009	342,219	730,660
Expenses from fees and commissions	29	(41,530)	(44,154)	(49,957)	(106,661)

Net fees and commissions income		234,361	251,855	292,262	623,999

Net financial operating income	30	384,836	(138,179)	17,292	36,920
Foreign exchange transaction, net	31	(353,012)	220,999	63,762	136,136
Other operating income	35	30,937	22,190	23,584	50,353

Total operating revenues		1,071,209	1,034,389	1,164,397	2,486,063
Provisions for loan losses	32	(149,374)	(241,345)	(157,651)	(336,595)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		921,835	793,044	1,006,746	2,149,468
Personnel expenses	33	(305,555)	(256,782)	(272,737)	(582,311)
Administrative expenses	34	(183,554)	(176,998)	(197,669)	(422,036)
Depreciation and amortization	13-14-15	(39,070)	(36,447)	(34,964)	(74,650)
Impairments	14	—	—	(1,044)	(2,229)
Other operating expenses	36	(35,312)	(21,522)	(37,813)	(80,733)

TOTAL OPERATING EXPENSES		(563,491)	(491,749)	(544,227)	(1,161,959)

NET OPERATING INCOME		358,344	301,295	462,519	987,509
Income attributable to associates	12	3,564	840	1,609	3,435

Income before income taxes		361,908	302,135	464,128	990,944
Income taxes	16	(35,313)	(40,389)	(46,513)	(99,309)

NET INCOME FROM CONTINUED OPERATIONS, NET OF TAXES		326,595	261,746	417,615	891,635
NET INCOME FROM DISCONTINUED OPERATIONS, NET OF TAXES		38,459	—	—	—

NET INCOME FOR THE YEAR		365,054	261,746	417,615	891,635

Attributable to:
Equity holders of the parent		365,052	261,744	417,614	891,633
Non-controlling interest		2	2	1	2
Net income per share from continued operations attributable to equity holders of the parent:		$	$	$	US$
Basic net income per share		4.04	3.18	5.06	0.011
Diluted net income per share		4.04	3.18	5.06	0.011
Net income per share from discontinued operations attributable to equity holders of the parent:
Basic net income per share		0.48	—	—	—
Diluted net income per share		0.48	—	—	—

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2008, 2009 and 2010

(Expressed in million of Chilean pesos)

		2008	2009	2010	2010
		MCh$	MCh$	MCh$	ThUS$
B. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
NET INCOME FOR THE YEAR		365,054	261,746	417,615	891,635
OTHER COMPREHENSIVE INCOME
Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	11	(17,292)	27,941	(363)	(775)
Cumulative translation adjustment		4,087	(91)	(45)	(96)

Other comprehensive income before income taxes		(13,205)	27,850	(408)	(871)
Income tax related to other comprehensive income	16	2,940	(4,750)	(162)	(346)

Total other comprehensive income items		(10,265)	23,100	(570)	(1,217)

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		354,789	284,846	417,045	890,418

Attributable to:
Equity holders of the parent		354,787	284,844	417,044	890,416
Non-controlling interest		2	2	1	2
Comprehensive net income per share from continued operations attributable to equity holders of the parent:		$	$	$	US$
Basic net income per share		4.39	3.47	5.05	0.011
Diluted net income per share		4.39	3.47	5.05	0.011
Comprehensive net income per share from discontinued operations attributable to equity holders of the parent:
Basic net income per share		—	—	—	—
Diluted net income per share		—	—	—	—

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the years ended December 31, 2008, 2009 and 2010

(Expressed in million of Chilean pesos)

			Reserves		Other comprehensive income		Retained earnings
	Nota	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Cumulative translation adjustment	Retained earnings from previous periods	Income for the year	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2008		811,330	(84,738)	85,914	—	(4,055)	72,713	242,288	(70,874)	1,052,578	1	1,052,579
Capital increase as result of the business combinations		277,791	83,714	—	—	—	—	22,175	—	383,680	9	383,689
Subscription and payment of shares		17,370	—	—	—	—	—	—	—	17,370	—	17,370
Dividends distributions and paid	27	—	—	—	—	—	—	(264,463)	70,874	(193,589)	—	(193,589)
Cumulative translation adjustment		—	—	—	—	4,087	—	—	—	4,087	—	4,087
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(14,352)	—	—	—	—	(14,352)	—	(14,352)
Merger of subsidiaries		—	—	—	—	—	—	—	—	—	(4)	(4)
Income for the year		—	—	—	—	—	—	365,052	—	365,052	2	365,054
Provision for minimum dividends		—	—	—	—	—	—	—	(109,516)	(109,516)	—	(109,516)

Balances as of December 31, 2008		1,106,491	(1,024)	85,914	(14,352)	32	72,713	365,052	(109,516)	1,505,310	8	1,505,318

Capitalization of retained earnings		52,261	100,317	—	—	—	(7,690)	(144,888)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	(220,164)	109,516	(110,648)	—	(110,648)
Cumulative translation adjustment		—	—	—	—	(91)	—	—	—	(91)	—	(91)
Valuation adjustment on available-for-sale instruments (net)	11	—	—	—	23,191	—	—	—	—	23,191	—	23,191
Merger of subsidiaries		—	—	—	—	—	—	—	—	—	(7)	(7)
Income for the year			—	—	—	—	—	261,744	—	261,744	2	261,746
Provision for minimum dividends	27	—	—	—	—	—	—	—	(78,524)	(78,524)	—	(78,524)

Balances as of December 31, 2009		1,158,752	99,293	85,914	8,839 *	(59)*	65,023	261,744	(78,524)	1,600,982	3	1,600,985

Capitalization of retained earnings		—	—	—	—	—	—	—	—	—	—	—
Dividends distributions and paid	27	—	—	(26,925)	—	—	—	(261,744)	78,524	(210,145)	(2)	(210,147)
Cumulative translation adjustment		—	—	—	—	(45)	—	—	—	(45)	—	(45)
Valuation adjustment on available-for-sale instruments (net)	11	—	—	—	(525)	—	—	—	—	(525)	—	(525)
Income for the year		—	—	—	—	—	—	417,615	—	417,615	1	417,616
Provision for minimum dividends	27	—	—	—	—	—	—	—	(113,559)	(113,559)	—	(113,559)

Balances as of December 31, 2010		1,158,752	99,293	58,989	8,314 *	(104)*	65,023	417,615	(113,559)	1,694,323	2	1,694,325

*	As of December 31, 2009 and 2010 total other comprehensive income is MCh$ 8,780 and MCh$8,210, respectively.

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

for the years ended December 31, 2008, 2009 and 2010

(Expressed in million of Chilean pesos)

		2008	2009	2010	2010
	Notes	MCh$	MCh$	MCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year		365,054	261,746	417,615	891,635
Items that do not represent cash flows:
Depreciation and amortization	13-14-15	39,070	36,447	34,964	74,650
Impairment property and equipment	14	—	—	1,044	2,229
Provision for loan losses, net of recoveries	32	189,022	268,224	189,820	405,278
Fair value adjustment of Financial assets held-for-trading		(2,836)	5,669	(2,433)	(5,195)
Income attributable to associates	12	(3,564)	(840)	(1,609)	(3,435)
Net gain on sales of assets received in lieu of payment	35	(7,570)	(5,212)	(6,440)	(13,750)
Net gain loss on sales of property and equipment		118	(83)	(753)	(1,608)
Other credits which do not represent cash flows		(91,994)	(63,208)	(91,814)	(196,029)
Net changes in interest and fee accruals		(203,828)	23,727	(164,310)	(350,812)
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		202,577	(127,011)	99,183	211,762
(Increase) decrease in loans to customers, net		(1,535,747)	319,902	(1,218,628)	(2,601,849)
(Increase) decrease in Financial assets held-for-trading, net		423,289	289,816	(150,791)	(321,948)
Increase in deferred taxes, net		—	(23,907)	(15,788)	(33,708)
Increase in current accounts and other demand deposits		110,139	711,326	727,613	1,553,500
Increase (decrease) in payables from repurchase agreements and security lending		27,748	(112,602)	(221,745)	(473,440)
Increase (decrease) in saving accounts and time deposits		1,003,026	(880,371)	294,017	627,745

Total cash flows from operating activities		514,504	703,623	(110,055)	(234,975)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale		(859,655)	(183,233)	222,706	475,492
Purchases of property and equipment	14	(16,565)	(15,325)	(27,479)	(58,669)
Proceeds from sales of property and equipment		778	326	3,130	6,683
Payments for business combinations, net of cash acquired		285,583	—	—	—
Proceeds from sale of US branches		64,596	—	—	—
Investments in other companies		(6,311)	—	(4)	(9)
Proceeds from sale investment in other companies	12	(1,785)	169	—	—
Dividends received from investments in other companies	12	1,015	1,002	984	2,101
Proceeds from sale of assets received in lieu of payment		12,040	8,695	9,491	20,264
Increase in other assets and liabilities		(92,960)	(226,460)	(77,589)	(165,657)

Total cash flows from investing activities		(613,264)	(414,826)	131,239	280,205

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in borrowings from financial institutions		214,723	181,670	(175,649)	(375,022)
Increase (decrease) in other financial obligations		(86,427)	81,740	(18,182)	(38,820)
Borrowings from Central Bank (long-term)		470	130	100	214
Payment of borrowings from Central Bank (long-term)		(769)	(315)	(151)	(322)
Long-term foreign borrowings		1,666,426	905,831	811,520	1,732,647
Payment of long-term foreign borrowings		(1,176,750)	(1,165,972)	(633,835)	(1,353,278)
Other long-term borrowings		40,970	30,201	26,797	57,213
Payment of other long-term borrowings		(617)	(27,926)	(5,656)	(12,076)
Increase in mortgage finance bonds		3,487	416	—	—
Repayment of mortgage finance bonds		(96,439)	(60,094)	(53,206)	(113,598)
Proceeds from bond issuances	21	211,126	21,137	592,371	1,264,750
Redemption from bond issuances		(21,778)	(154,822)	(322,786)	(689,169)
Subscription and payment of shares		17,370	—	—	—
Dividends paid		(264,463)	(220,164)	(288,669)	(616,327)

Total cash flows from financing activities		507,329	(408,168)	(67,346)	(143,788)

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE YEAR		408,569	(119,371)	(46,162)	(98,558)
Cash and cash equivalents at beginning of year		798,988	1,207,557	1,088,186	2,323,347

Cash and cash equivalents at end of year	5	1,207,557	1,088,186	1,042,024	2,224,789

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes paid		104,450	5,672	29,622	63,245

The accompanying notes 1 to 42 are an

integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Company Information:

Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF”). Since 2001 – when the Bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange – Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”). Banco de Chile’s shares are also listed on the Latinamerican securities market of the Madrid Stock Exchange (“LATIBEX”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail. Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund management, factoring, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal domicile is Ahumada 251, Santiago, Chile and its Web site is www.bancochile.cl.

The consolidated financial statements of the Group for the year ended December 31, 2010 were authorized for issuance in accordance with the directors’ resolution on March 9, 2011.

2.	Summary of Significant Accounting Principles:

(a)	Basis of preparation:

The Bank’s consolidated financial statements for the year 2009 and 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

The bank presents its statement of financial position broadly in order of liquidity. An analysis regarding recovery or settlement within 12 months after the statement of financial position date (current) and more than 12 months after the statement of financial position date (non–current) is presented in note 39.

The consolidated financial statements comprise the consolidated income statement and statement of comprehensive income, the statements of financial position, changes in equity and cash flows and the related notes. The consolidated financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities designated at fair value through profit or loss and derivative contracts, which have been measured at fair value.

Banco de Chile and subsidiaries classify its expenses according to the nature of expense method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(a)	Basis of preparation, continued:

The consolidated statement of cash flows shows the changes in cash and cash equivalents arising from operating activities, investing activities and financing activities during the period.

When compared to prior year’s IFRS financial statements minor reclassifications of certain line items have been made in order to ensure comparability of the information presented for 2010.

(b)	Basis of consolidation:

The financial statements of Banco de Chile as of and for the years ended December 31, 2009 and 2010 have been consolidated with those of its subsidiaries. The financial statements of the bank’s subsidiaries are prepared for the same reporting year as for Banco de Chile, using consistent accounting policies.

(i)	Subsidiaries

Subsidiaries are entities controlled by the Bank which is the parent of the group. The Bank controls entities when it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls an entity.

The financial statements of the subsidiaries are included in the consolidated financial statements from the date control is obtained until the loss of control. The financial statements have been prepared using uniform accounting policies for similar transactions and other events under equivalent circumstances.

The following table details the entities in which the Bank - directly or indirectly – owns a controlling interest and that are therefore consolidated in these financial statements:

			Functional	Interest Owned
Rut	Subsidiaries	Country	Currency	Direct		Indirect		Total
				2009	2010	2009	2010	2009	2010
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile		$99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile		$99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile		$99.83	99.83	0.17	0.17	100.00	100.00
96,894,740-0	Banchile Factoring S.A.	Chile		$99.75	99.75	0.25	0.25	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile		$99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile		$99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(i)	Subsidiaries, continued

Significant intercompany transactions and balances between the Bank and its subsidiaries and among its subsidiaries have been eliminated for consolidation purposes. Any non-controlling interest is recognized as a separate item within the Bank’s consolidated equity.

(ii)	Associates

An associate is an entity over which’s operating and financial management policy decisions the Bank has significant influence, yet in which it does not hold a controlling interest. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. The existence of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank has significant influence. Investments in associates are accounted for using the equity method. Other factors considered when determining whether the Bank has significant influence over another entity are the representation on the board of directors and the existence of material intercompany transactions. The existence of these factors could require the application of the equity method for a particular investment even though the Bank’s holdings are for less than 20% of the voting stock.

According to the equity method, the Bank’s investments in associates are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Bank’s prorata share of the post-acquisition net income (or loss) of the associate and other movements directly recognized in the associate’s equity. Goodwill arising on the acquisition of an associate is included in the carrying value of the investment (net of any accumulated impairment loss). Since goodwill is not reported separately associates are not tested individually for impairment. Rather, the entire investment is tested for impairment as follows.

After the application of the equity method, the Bank determines whether it is necessary to recognize an additional impairment loss on the Bank’s investment in its associates. The Bank determines at each reporting date whether there is objective evidence that the investment in the associate is impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in its income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(b)	Basis of consolidation, continued:

(iii)	Special purpose entities

Special purpose entities (SPEs) are generally created to comply with a specific and well-defined objective, such as securitizing specific assets or carrying out a specific loan transaction. A SPE is consolidated if, based on an assessment of its relationship with the Bank and the risks and benefits of the SPE, the Bank concludes that it has control. As of December 31, 2009 and 2010, the Bank does not control any SPEs.

(iv)	Fund management

The Bank manages assets maintained in common investment funds and other investment products on behalf of investors. The financial statements of these entities are not included in these consolidated financial statements except when the Bank controls the entity. The Bank does not control or consolidate any of these funds.

(c)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets that the Bank does not control, neither directly nor indirectly. It is presented as a separate item in the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Financial Position.

(d)	Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(d)	Use of estimates and judgment, continued:

Relevant estimates and assumptions are reviewed regularly by the senior management in order to quantify certain assets, liabilities, income, expenses and uncertainties. Revisions to accounting estimates are recognized in the year in which the estimate is revised and in any future period that is affected.

Some accounting matters particularly underlie uncertainties and therefore require a considerable degree of estimation and critical judgment when applying accounting policies. Details on the use of estimates and judgment and their effect on the amounts recognized in the financial statement are included in the following notes:

•	Impairment of non-financial assets (Note 9 and 10)

•	Impairment of other financial assets (Note 11)

•	Useful lives of property, equipment and intangible assets (Notes 13 y 14)

•	Goodwill valuation (Note 13)

•	Deferred taxes and income taxes (Note 16)

•	Employee benefits (Note 24)

•	Commitments and contingencies (Note 26)

•	Provisions for loan losses (Note 32)

•	Fair value of financial assets and liabilities (Note 38)

(e)	Financial asset and liability valuation criteria:

Measurement is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statement of Financial Position and the Comprehensive Income. This involves selecting the particular basis or method of measurement.

These bases or methods include the following:

(i)	Recognition

Initially, the Bank and its subsidiaries recognize loans to customers, trading and investment securities, deposits, debt issued and subordinated liabilities on the date they originated. Purchases and sales of financial assets performed on a regular basis are recognized as of the trade date on which the Bank committed to purchase or sell the asset. All other assets and liabilities (including assets and liabilities at fair value through profit and loss) are initially recognized as of the trade date on which the Bank becomes a party to the contractual provisions of the instrument.

Financial assets or liabilities are initially recognized at fair value plus transaction costs directly attributable to their purchase or issuance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(ii)	Derecognition of financial assets and liabilities

The Bank and its subsidiaries derecognize a financial asset (or where applicable, part of a financial asset) from its Statement of Financial Position when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability. The bank does not enter into ‘pass-through’- arrangements.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

(a)	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

(c)	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

(i)	If it has not retained control, the financial asset will be derecognized and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)	If the entity has retained control, it will continue to recognize the financial asset to the extent of its continuing involvement in the financial asset.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(iii)	Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position if, and only if, the Bank has the legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

Income and expenses are shown net only if accounting standards allow such treatment, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading activities.

(iv)	Valuation at amortized cost

Amortized cost is the amount at which a financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization (calculated using the effective interest rate method) of any difference between that initial amount and the maturity amount and minus any reduction for impairment.

(v)	Fair value measurements

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique makes maximum use of observable market data, relies as little as possible on estimates performed by the Bank, incorporates factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Inputs into valuation technique reasonably represent market expectations and include risk and return factors that are inherent in the financial instrument. Periodically, the Bank calibrates the valuation technique and tests it for validity using prices from observable current market transactions in the same instrument or based on any available observable market data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(e)	Financial asset and liability valuation criteria, continued:

(v)	Fair value measurements, continued

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in income depending on the individual facts and circumstances of the transaction but not later than the valuation is supported wholly by observable market data or the transaction is closed out.

Generally, the Bank has assets and liabilities that offset each other’s market risks. In these cases, average market prices are used as a basis for establishing these values. In the case of open positions, the Bank applies the current offer or buyer price, as appropriate, for the net open position. Fair values reflect the credit risk of the instrument and include adjustments to account for the credit risk of the issuer, as appropriate.

Fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

When the transaction price is different to the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets, the Bank immediately recognizes the difference between the transaction price and fair value (a “Day 1” profit or loss) in “Net financial operating income”. In cases where fair value is determined using data which is not observable, the difference between the transaction price and model value is only recognized in the income statement when the inputs become observable, or when the instrument is derecognized.

The Bank’s fair value disclosures are included in Note 38.

(f)	Transactions in foreign currency:

(i)	Presentation and functional currency

The items included in the financial statements of each of the entities of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(f)	Transactions in foreign currency, continued:

(ii)	Transactions and balances

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Statement of Financial Position. All differences are recorded as a charge or credit to income.

Assets and liabilities in foreign currencies are shown at their equivalent value in Chilean pesos, calculated using the following exchange rates as of December 31, 2009 and 2010, Ch$506.43 and Ch$468.37 to US$1, Ch$5.51 and Ch$5.74 per JPY1, Ch$727.21 and Ch$619.87 per Euro1.

The income of MCh$63,762 (MCh$220,999 in 2009) for net foreign exchange income shown in the Consolidated Statement of Comprehensive Income, includes recognition of the effects of exchange rates variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(g)	Segment reporting:

The Bank’s operating segments are defined based on its different business units, considering the following factors:

(i)	That it develops business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)	That separate financial information is available.

(h)	Cash and cash equivalents:

Cash and cash equivalents correspond to the account “Cash and due from banks”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement Financial Position, plus short-term repurchase agreements. It also includes investments in fixed-income mutual funds that are presented in “Other Assets” in the Consolidated Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(i)	Financial assets held-for-trading:

Financial assets held-for-trading consist of debt instruments, including money-market paper, traded corporate and bank loans, and equity instruments, as well as financial assets with embedded derivatives acquired in order to generate profits from short-term price fluctuations or as a result of brokerage activities, or which are part of a portfolio on which a short-term profit-generating pattern exists.

Financial assets held-for-trading are stated at their fair market value as of the Statement of Financial Position date. Gains or losses from their fair market value adjustments, as well as gains or losses from trading activities, are included in “Net financial operating income” in the Consolidated Statement of Comprehensive Income. Dividends, interest and indexations are reported as “Net financial operating income”.

All purchases and sales of financial assets held-for-trading that must be executed within the period established by market regulations or conventions are recorded using the trade date, which is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

(j)	Repurchase agreements and security lending and borrowing transactions:

The Bank engages in transactions with repurchase agreements as a form of investment. The securities purchased under these agreements are not recognized on the Bank’s Statement of Financial Position. The consideration paid is recognized under “Receivables from Repurchase Agreements and Security Lending” reflecting the transaction’s economic substance as a loan granted by the Bank. The difference between the purchase and resale price is recorded in “Net Interest Income” and is accrued over the duration of the agreement using its effective interest rate. This treatment reflects the economic substance as a loan to the Bank.

The Bank also enters into security repurchase agreements as a form of financing. The securities sold under agreement to repurchase at a specific date in the future are not derecognized from the Statement of Financial Position as the Bank retains all the risks and rewards of ownership. The corresponding cash received is recognized in the balance sheet as an asset with a corresponding obligation to return it, including accrued interest, as a liability within “Payables from Repurchase Agreements and Security Lending”. The difference between the sale and repurchase price is treated as “Interest Expense” and is accrued over the duration of the agreement using the effective interest rate.

The treatment of security lending and borrowing transactions follows the principles laid out above. Securities borrowed are not recorded on and, securities lent are not derecognized from the Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(k)	Derivative instruments:

Derivative instruments, which include foreign currency and U.F. forwards, interest rate forwards, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments, are recorded in the Statement of Financial Position at fair value regardless of whether they are held-for-trading or for non-trading purposes.

The fair value is obtained from market quotes, discounted cash flows models and options valuation models, as and where applicable. Derivative contracts are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

At inception, a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

Changes in the fair value of derivative contracts maintained for trading purposes are included in “Net financial operating income”, in the Consolidated Statement of Comprehensive Income.

If a derivative instrument is classified as a hedging instrument, it can be:

(1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or

(2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

(a)	at its inception, the hedge relationship has been formally documented;

(b)	it is expected that the hedge will be highly effective;

(c)	the effectiveness of the hedge can be measured in a reasonable manner; and

(d)	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

Certain derivatives transactions that do not qualify for hedge accounting are treated and reported as derivatives for trading purposes even though they provide an effective hedge on the risk of net positions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(k)	Derivative instruments, continued:

Fair Value Hedges

When a derivative instrument hedges the risk of changes in the fair value of an existing asset or liability, the asset or liability is recorded at its fair value with respect to the specific hedged risk. Gains or losses from fair value adjustments, both the hedged item and the derivative instrument, are recognized in income.

Should the hedged item in a fair value hedge be a firm commitment, changes in the fair value of the commitment with respect to the hedged risk are recorded as an asset or liability against net income for the year. Gains or losses from fair value adjustments of the hedging derivative are recorded in income. When an asset or liability is acquired as a result of the commitment, the initial recognition of the asset or liability acquired is adjusted to incorporate the accumulated effect of the valuation at fair value of the firm commitment, which was previously recorded in the Statement of Financial Position.

Cash Flow Hedges

When a derivative hedges the risk of changes in the cash flows of existing assets or liabilities or forecasted transactions, the effective portion of changes in the fair value related to the hedged risk is recorded in equity net on income taxes. Any ineffective portion is directly recorded in income. The accumulated amounts recorded in equity are transferred to income at the moment that the hedged item affects income.

(l)	Loans to customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and which the Bank does not intend to sell immediately or in the short-term.

(i)	Valuation method

Loans are subsequently measured at amortized cost using the effective interest rate method.

(ii)	Lease contracts

Accounts receivable relating to leasing contracts, included under the caption “Loans to customers”, correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii)	Factoring transactions

The Bank and its subsidiary Banchile Factoring S.A. carry out factoring transactions, where they receive invoices and other commercial instruments representative of credit, with or without recourse, and they advance to the assignor a percentage of the total amounts to be collected from the original debtor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(l)	Loans to customers, continued:

(iii)	Factoring transactions, continued

As of December 31, 2009 and 2010, the caption “Loans to customers” includes MCh$343,057 and MCh$477,132 respectively, corresponding to the amount advanced to the assignor plus accrued interest net of payments received.

(iv)	Impairment of loans

At each balance sheet date, Banco de Chile and subsidiaries assess whether there is objective evidence that a loan asset or a group of loans is impaired. A loan asset or a group of loans is considered impaired and impairment losses are incurred if:

(a)	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”);

(b)	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets and;

(c)	a reliable estimate of the loss amount can be made.

Banco de Chile and subsidiaries first assess whether objective evidence of impairment exists for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which no objective evidence of impairment was observed as a result of the individual assessment.

(i)	Allowances for individual evaluations:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail. The cut-off amount for the individual evaluation is UF 10,000.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as whether the counterparty experiencing significant financial difficulty or in breach of contract as, for example, default or delinquency in interest or principal payments.

The individual evaluation requires assigning a risk category to each debtor and its respective loans. This risk category should consider the following factors: industry or sector, group considerations and management, financial situation, payment behavior and payment capacity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(l)	Loans to customers, continued:

(iv)	Impairment of Loans, continued:

(i)	Allowances for individual evaluations, continued:

If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan’s original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.

(ii)	Allowances for group evaluations:

The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has two components.

The first component is an allowance amount representing the incurred losses on the portfolio of smaller balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The second component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogeneous loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan’s original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(l)	Loans to customers, continued:

(iv)	Impairment of Loans, continued:

Loans are written-off when collection efforts have been exhausted, but not later than the following maximum periods:

Type of Loan	Term
Consumer loans – secured and unsecured	6 months
Other transactions – unsecured	24 months
Commercial loans – secured	36 months
Residential mortgage loans	48 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

Cash recoveries on written-off loans are recorded directly in income, through the provision for credit losses in the Consolidated Statement of Comprehensive Income.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease is due to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

(v)	Renegotiated loans:

The bank attempts to restructure loans rather than to take possession of collateral. This may involve extending the payment arrangements and the agreement of new loan conditions. After having renegotiated the terms, any impairment is measured using the original effective interest rate as calculated before the modification of terms and the loan is no longer considered past due. Renegotiated loans are continuously reviewed by management to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loan’s original effective interest rate.

(vi)	Provision for contingencies resulting from the loan business:

The process to determine whether to provide for such contingencies is similar to the methodology used for loans. Any resulting amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(m)	Financial guarantees:

In its ordinary course of business the Bank gives financial guarantees consisting of letters of credit, guarantees and acceptances. Financial guarantees are initially recognized in the financial statements at fair value being the premium received. Subsequent to initial recognition, the Bank’s liability is measured at the higher of the amount originally recognized less, when appropriate, cumulative amortization recognized in the income statement and the best estimate of expenditure required to settle the financial obligation arising as the result of the guarantee. The premium received is recognized in the income statement in “Income from Fees and Commissions” on a straight line basis over the guarantee period.

(n)	Financial assets held to maturity and available-for-sale:

Financial assets held-to-maturity include only those securities for which the Bank has the ability and intention of keeping until maturity. The remaining investments are considered as financial assets available-for-sale. The Bank reassesses on an ongoing basis whether the ability and intention to sell available-for-sale instruments remains to be given.

A financial asset classified as available-for-sale is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset.

Financial assets available-for-sale are subsequently measured at their fair value based on market prices or valuation models. Unrealized gains or losses as result of fair value adjustments are recorded in other comprehensive income within equity. When these investments are sold, the cumulative fair value adjustments existing within equity will be recorded directly in income under “Net financial operating income”.

Financial assets held-to-maturity are recorded at their cost plus accrued interest and indexations, less impairment provisions made when the carrying amount exceeds the estimated recoverable amount.

Interest and indexations of financial assets held to maturity and available-for-sale are included in the line item “Interest revenue”. Dividends earned whilst holding available–for–sale financial investments are recognized in the income statement as ‘Other operating income’ when the right to receive the payment has been established.

Investment securities, which are subject to hedge accounting, are adjusted according to the rules for hedge accounting.

Purchases and sales of investment securities that must be delivered within a period established by market regulations or conventions are recorded using the trade date that is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until liquidation occurs.

As of December 31, 2009 and 2010, the Bank does not hold held to maturity instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(o)	Debt issued and other financial liabilities:

Financial instruments issued by the Bank, which are not designated at fair value through profit and loss, are classified under “Debt issued”, where the substance of the contractual arrangement results in the Bank having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount or premium on the issue and costs that are an integral part of the effective interest rate.

The Bank applies the same accounting policies for its other financial liabilities.

(p)	Intangible assets:

Intangible assets are identified as non-monetary assets (separated from other assets) without physical substance that arise as the result of a legal transaction or that are developed internally by the consolidated entities. They are assets whose cost can be reliably estimated and for which the consolidated entities consider that it is probable that future economic benefits will be recognized.

(i)	Goodwill

Goodwill arises on the acquisition of subsidiaries and associates representing the excess of the fair value of the purchase consideration and costs directly attributable to the acquisition over the net fair value of the Bank’s share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.

Goodwill originating from the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. Impairment is determined by comparing the present value of expected future cash flows from each cash generating unit with the carrying value of its net assets, including attributable goodwill. Goodwill is allocated to cash generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes.

Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(p)	Intangible assets, continued:

(ii)	Software and computer programs

Computer software purchased by the Bank and its subsidiaries is accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

Expense for internally developed software is recorded in income for each year.

(iii)	Other identifiable intangible assets

This item applies to identifiable intangible assets for which the cost can be reliably measured and which are likely to generate future economic benefits for the Bank. The estimated useful life of other intangible assets is a maximum of 7 years.

(q)	Property and equipment:

Property and equipment is stated at cost excluding servicing cost, less accumulated depreciation and accumulated impairment. Changes in the expected useful life are accounted for by changing the depreciation period or method, as appropriate, and treated as changes in accounting estimates.

This cost includes expenses that have been directly attributed to the asset’s acquisition.

Depreciation is recognized in income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

Estimated useful lives for 2009 and 2010 are as follows:

Buildings	50 years
Installations (in general)	10 years
Plant and equipment	3 years
Supplies and accessories	5 years

Property and equipment is derecognized on disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in “Impairments” in the income statement in the year the asset is derecognized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(r)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal provisions.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets and liabilities are recorded at their book value as of the date the deferred taxes are measured. Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences.

(s)	Assets received in lieu of payment:

Assets received in lieu of payment are classified under “Other Assets” and they are recorded at the lower of its carrying amount and fair value, less costs to sell.

(t)	Investment Properties:

Investment properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes. Investment properties are initially measured at cost, including transaction costs. Subsequent to initial recognition, they are carried at cost less accumulated depreciation and impairments using the same accounting policies as property and equipment.

(u)	Provisions and contingent liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Statement of Financial Position when the following requirements are jointly met:

i)	a present obligation has arisen from a past event and,

ii)	as of the date of the financial statements it is likely that the Bank or its subsidiaries have to disburse resources to settle the obligation and,

iii)	the amount can be reliably measured.

A contingent asset or liability is any right or obligation arisen from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank. Contingent assets and liabilities are not recognized in the Statement of Financial Position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(v)	Provision for minimum dividends:

The Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

(w)	Employee benefits:

(i)	Staff vacations

The annual costs of vacations and staff benefits are recognized on an accruals basis.

(ii)	Short-term benefits

The Bank has a yearly bonus plan for its employees based on their ability to meet objectives and their individual contribution to the company’s results, consisting of a given number or portion of monthly salaries. It is provisioned for based on the estimated amount to be distributed.

(iii)	Staff severance indemnities

Banco de Chile has recorded a liability for long-term severance indemnities in accordance with employment contracts it has with certain employees. The liability, which results from payments to specified retiring employees with more than 30 years of service, is recorded at the present value of the accrued benefits. It is calculated by applying an equivalent discount rate to the accrued benefits. These benefits accrue over the estimated average remaining service period.

Obligations for this defined benefit plan are valued according to the projected unit credit actuarial valuation method, using inputs such as staff turnover rates, expected growth in wages and the probability that this benefit will be used, discounted at current long-term rates (4.91% as of December 31, 2009 and 5.91% as of December 31, 2010). The discount rate used corresponds to the return on bonds of the Central Bank with maturity (BCP) in 5 years.

Actuarial gains and losses are recognized as income or expense at the end of each reporting period. There is no past service costs that would have to be recognized by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(x)	Equity reserves:

The equity reserves recorded in the Bank’s Statement of Financial Position include:

Reserves from Earnings:

This item includes all the reserves that were originated from earnings and that by legal or statutory dispositions, or agreements of the shareholders’ meeting, will not be distributed in the form of future dividends.

Other reserves:

This item includes all the reserves that do not come from earnings and that do not correspond to those indicated in previous items.

Unrealized gains (losses) on available-for-sale instruments:

This item comprises changes in the fair value of these instruments.

Cumulative translation adjustment:

This item is used to record exchange differences arising from the translation of the net investment in foreign operations.

(y)	Earnings per share:

Basic earnings per share is determined by dividing net income for the year attributable to the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt. As of December 31, 2009 and 2010, the Bank does not have any instruments or contracts that could cause dilutions. Therefore, no adjustments have been made.

(z)	Interest revenue and expense:

Interest revenue and expenses are recognized in the income statement using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(aa)	Fees and commissions:

Income and expenses from fees and commissions are recognized in income using different criteria based on the nature of the income or expense. The most significant criteria include:

(i)	Fees earned from an individual act are recognized once the act has taken place.

(ii)	Fees earned from transactions or services provided over a longer period of time are recognized over the life of the transactions or services. These fees include commissions and asset management, custody or other management and advisory fees.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with incremental costs) and recognized as an adjustment to the effective interest rate of the loan. When it is unlikely that a loan is drawn down the fees are recognized over the commitment period on a straight-line basis.

(ab)	Identifying and measuring impairment:

Financial assets (other than loans)

Financial assets are reviewed throughout each year, and especially at each reporting date, to determine whether there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset that can be reliably calculated.

A financial asset or group of financial assets is impaired and impairment losses are incurred if:

•	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”);

•	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets and;

•	a reliable estimate of the loss amount can be made.

An impairment loss for financial assets recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted using the effective interest rate.

An impairment loss for available-for-sale financial assets is calculated using its fair value considering fair value changes already recognized in other comprehensive income.

In the case of equity investments classified as available-for-sale financial assets, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. The bank considers ‘significant’ generally as 20% and ‘prolonged’ generally as greater than 6 months. In the case of debt securities classified as available-for-sale financial assets, the Bank assesses whether there exists objective evidence for impairment based on the same criteria as for loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ab)	Identifying and measuring impairment, continued:

Financial assets (other than loans), continued:

If there is evidence of impairment, any amounts previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

When the fair value of the available-for-sale debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in equity.

Individually significant financial assets are individually examined to determine impairment. Remaining financial assets are collectively evaluated in groups that share similar credit risk characteristics.

All impairment losses are recognized in the income statement. Any cumulative loss related to available-for-sale financial assets recognized previously in equity is transferred to the income statement.

An impairment loss is reversed if, in a subsequent period, the fair value of the debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss. The amount of the reversal is recognized in profit or loss up to the amount previously recognized as impairment. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ab)	Identifying and measuring impairment, continued:

Non-financial assets

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired. If any indication exists, or if annual impairment testing for an asset is required, the Bank estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

For assets, excluding goodwill, impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. A previously recognized impairment is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment was recognized. An impairment loss is reversed only to the extent that the book value of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the income statement.

Impairment losses relating to goodwill cannot be reversed in future periods.

(ac)	Finance and operate leases:

The determination of whether an arrangement is a lease, or it contains a lease, is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Principles, continued:

(ac)	Finance and operate leases, continued:

The Bank acting as lessor, continued

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

The Bank acting as lessee

Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred. As of December 31, 2009 and 2010, the Bank and its subsidiaries have not signed contracts of this nature.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

(ad)	Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients. Assets held in a fiduciary capacity are not reported in the financial statements, as they are not the assets of the Bank.

(ae)	Customer loyalty programs:

The Bank maintains a customer loyalty programs as an incentive to its clients. The scheme grants its customers certain points depending on the value of credit card purchases they make. The so-collected points can be used to obtain services from a third party. In accordance with IFRIC 13 the costs which the Bank incurs providing this incentive are recognized at fair value when the corresponding revenue is recognized, considering the probabilities of being used by the customers to obtain the third party’s service. The points collected cannot be used to obtain services directly from the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

3.	New and amended standards and interpretations:

The accounting policies adopted are consistent with those of the previous financial year. Amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Bank:

•

IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended) effective July 1, 2009, including consequential amendments to IFRS 2, IFRS 5, IFRS 7, IAS 7, IAS 21, IAS 28, IAS 31 and IAS 39.

•	IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items effective July 1, 2009.

Issued in May 2008

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations effective January 1, 2010.

Issued in April 2009

•	IAS 1 Presentation of Financial Statements

•	IAS 17 Leases

•	IAS 38 Intangible Assets

•	IAS 39 Financial Instruments: Recognition and Measurement

•	IFRIC 9 Reassessment of Embedded Derivatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting:

For management purposes, we have organized our operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:	This segment focuses on individuals and small and medium-sized companies with annual sales up to Ch$1,500 million, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed Ch$1,500 million, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on account of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused such as foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:	Corresponds to companies and corporations controlled by the Bank, where results are obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•      Banchile Trade Services Limited

•      Banchile Administradora General de Fondos S.A.

•      Banchile Asesoría Financiera S.A.

•      Banchile Corredores de Seguros Ltda.

•      Banchile Factoring S.A.

•      Banchile Corredores de Bolsa S.A.

•      Banchile Securitizadora S.A.

•      Socofin S.A.

•      Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The accounting policies used to prepare the Bank’s operating segment information are similar as those described in Note 2 “Summary of Significant Accounting Principles”, except as noted below:

•

The net interest margin of loans and deposits is measured on an individual transaction and individual client basis, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity, re-pricing and currency.

•

The results associated with gap management (interest rate and currency mismatches) are allocated to the business segments by considering the amount of loans and demand deposits managed by each segment.

•	The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•

In addition to direct costs (consisting mainly of labor and administrative expenses), the Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

•

The Bank applies local banking regulator accounting principles when measuring and recording its allowance for loan losses, assets received in lieu of payments, minimum dividend allowances and some other minor items for internal reporting purposes. These accounting policies differ in some significant aspects from IFRS.

The Bank obtains the majority of its income from: interest, indexations and fees, discounted the credit cost and expenses. Management mainly bases its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually on these concepts. Even though the results of the segments reconcile with those of the Bank at total level, differences exist in the single segments’ figures due to different measurement concepts indicated above.

The Bank did not enter into transactions with a particular customer or third party that exceed 10% of its total income in 2009 and 2010.

The Bank carries out its business operations in Chile.

Transfer pricing between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

During 2010 the measurement criteria for segment reporting have been changed. In order to be comparable to the figures presented for 2010 information for 2009 and 2008 is presented using the same criteria. These changes relate to the distribution of capital and income to operating segments. Under the new criteria, the assignation of capital considers risk-weighted assets and the amounts provided by treasury. Income distribution now considers term transformation (gap management) based on the actual interest-earning assets and liabilities of each segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

	As of December 31, 2008
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Other (*) MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	431,698	276,297	80,789	19,379	—	808,163	(34,076)		774,087
Net fees and commissions income	132,019	28,436	1,803	88,146	—	250,404	(16,043)		234,361
Other operating income	26,724	38,185	(53,240)	10,356	38,580	60,605	2,156		62,761

Total operating revenue	590,441	342,918	29,352	117,881	38,580	1,119,172	(47,963)	(1)	1,071,209
Provisions for loan losses	(114,358)	(39,470)	—	(2,186)	—	(156,014)	6,640	(2)	(149,374)
Depreciation and amortization	(18,005)	(8,262)	(6,146)	(2,237)	—	(34,650)	(4,420)	(3)	(39,070)
Other operating expenses	(307,137)	(132,050)	5,862	(74,858)	(44,744)	(552,927)	66,965	(4)	(485,962)
Income attributable to associates	2,729	665	—	170	—	3,564	—		3,564

Income before income taxes	153,670	163,801	29,068	38,770	(6,164)	379,145	21,222		400,367
Income taxes						(31,706)	(3,607)	(5)	(35,313)

Income after income taxes						347,439	17,615		365,054

Assets	5,697,650	8,025,757	3,833,137	1,222,218		18,778,762	(172,292)		18,606,470
Current and deferred taxes						78,629	(56,761)		21,868

Total assets						18,857,391	(229,053)	(6)	18,628,338

Liabilities	4,659,237	7,187,470	4,583,296	1,058,215		17,488,218	(374,251)		17,113,967
Current and deferred taxes						47,420	(38,367)		9,053

Total liabilities						17,535,638	(412,618)	(7)	17,123,020

(*)	Other: In 2008 this segment was mainly composed of the merger with Citibank Chile. This segment was created in order to present the involved line-items separately, and thus not affect the results of the Bank’s business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

	As of December 31, 2009
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	436,035	196,314	24,704	14,039	671,092	6,432		677,524
Net fees and commissions income	136,068	31,861	(123)	96,491	264,297	(12,442)		251,855
Other operating income	16,270	30,852	35,491	20,567	103,180	1,830		105,010

Total operating revenue	588,373	259,027	60,072	131,097	1,038,569	(4,180)	(1)	1,034,389
Provisions for loan losses	(154,685)	(68,137)	—	(619)	(223,441)	(17,904)	(2)	(241,345)
Depreciation and amortization	(16,745)	(7,217)	(5,529)	(2,536)	(32,027)	(4,420)	(3)	(36,447)
Other operating expenses	(300,735)	(107,033)	(2,926)	(75,763)	(486,457)	31,155	(4)	(455,302)
Income attributable to associates	520	(23)	—	343	840	—		840

Income before income taxes	116,728	76,617	51,617	52,522	297,484	4,651		302,135
Income taxes					(39,597)	(792)	(5)	(40,389)

Income after income taxes					257,887	3,859		261,746

Assets	6,169,113	7,336,807	3,095,493	1,056,358	17,657,771	(206,045)		17,451,726
Current and deferred taxes					83,012	(33,279)		49,733

Total assets					17,740,783	(239,324)	(6)	17,501,459

Liabilities	4,560,558	7,463,580	3,415,522	855,294	16,294,954	(433,498)		15,861,456
Current and deferred taxes					53,081	(14,063)		39,018

Total liabilities					16,348,035	(447,561)	(7)	15,900,474

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

	As of December 31, 2010
	Retail MCh$	Wholesale MCh$	Treasury MCh$	Subsidiaries MCh$	Subtotal MCh$	Reclassifications and adjustments to conform IFRS MCh$	Note	Total MCh$
Net interest income	517,459	218,348	21,868	12,890	770,565	(3,068)		767,497
Net fees and commissions income	145,316	40,955	(367)	117,561	303,465	(11,203)		292,262
Other operating income	9,892	22,178	56,222	19,861	108,153	(3,515)		104,638

Total operating revenue	672,667	281,481	77,723	150,312	1,182,183	(17,786)	(1)	1,164,397
Provisions for loan losses	(123,944)	(42,075)	—	58	(165,961)	8,310	(2)	(157,651)
Depreciation and amortization	(18,625)	(6,630)	(3,349)	(1,940)	(30,544)	(4,420)	(3)	(34,964)
Other operating expenses	(349,217)	(125,338)	(9,512)	(86,498)	(570,565)	61,302	(4)	(509,263)
Income attributable to associates	1,233	388	—	305	1,926	(317)		1,609

Income before income taxes	182,114	107,826	64,862	62,237	417,039	47,089		464,128
Income taxes					(38,509)	(8,004)	(5)	(46,513)

Income after income taxes					378,530	39,085		417,615

Assets	7,204,100	7,562,661	2,902,332	845,837	18,514,930	(299,507)		18,215,423
Current and deferred taxes					88,231	(27,190)		61,041

Total assets					18,603,161	(326,697)	(6)	18,276,464

Liabilities	5,464,307	7,828,002	3,277,059	629,666	17,199,034	(616,895)		16,582,139
Current and deferred taxes					—	—		—

Total liabilities					17,199,034	(616,895)	(7)	16,582,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

4.	Segment Reporting, continued:

Reclassifications and adjustments to conform IFRS

(1)	Total effect due to reclassification to conform total operating revenue and effect of IFRS adjustments which mainly stems from reclassification of allowances for loan losses and amortization of fair value of loans acquired from Citibank Chile.
(2)	Total effect relates to IFRS adjustments which represent differences in the allowance for loans losses.
(3)	Total effect relates to IFRS adjustments, which are explained by the amortization of intangibles and depreciation of property and equipment acquired from Citibank Chile.
(4)	Total effect due to the reclassification to conform other operating expenses and effect of IFRS adjustments which represents reversal of write-offs of assets received in lieu of payments.
(5)	Total effect to conform income taxes relates to IFRS adjustments which stem from deferred taxes.
(6)	Total effect due to the consolidation adjustments on assets and effect of IFRS adjustments which mainly stems from deviating allowances for loan losses, acquisition of Citibank Chile and deferred taxes effects.
(7)	Total effect due to the consolidation adjustments on liabilities and effect of IFRS adjustments and reclassification in liabilities amount to which mainly stems from providing for minimum dividends and deviating allowances for loan losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

5.	Cash and Cash Equivalents:

(a)	Details of cash and cash equivalents and its reconciliation to the statement of cash flows at each period are as follows:

	2009 MCh$	2010 MCh$
Cash and due from banks:
Cash	257,092	309,348
Current account with the Chilean Central Bank	127,166	310,358
Deposits in other domestic banks	94,318	110,000
Deposits abroad	248,977	42,623

Subtotal – Cash and due from banks	727,553	772,329
Net transactions in the course of collection	200,995	221,006
Mutual funds (shown in other assets)	80,237	28,787
Repurchase agreements	79,401	19,902

Total cash and cash equivalents	1,088,186	1,042,024

Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)	Transactions in the course of collection

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 12 to 24 business hours and are detailed as follows:

	2009 MCh$	2010 MCh$
Assets
Documents drawn on other banks (clearing)	195,397	231,339
Funds receivable	330,654	198,417

Subtotal transactions in the course of collection	526,051	429,756

Liabilities
Funds payable	(325,056)	(208,750)

Subtotal transactions in the course of payment	(325,056)	(208,750)

Net transactions in the course of collection	200,995	221,006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

6.	Financial Assets Held-for-Trading:

The detail of financial instruments classified as held-for-trading is as follows:

	2009 MCh$	2010 MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	62,477	44,687
Central Bank promissory notes	2,621	3,203
Other instruments issued by the Chilean Government and Central Bank	96,996	109,302
Other instruments issued in Chile:
Mortgage bonds from domestic banks	2,556	71
Bonds from domestic banks	2,732	1,740
Deposits in domestic banks	182,995	119,127
Other instruments issued in Chile	1,213	1,635

Total	351,590	279,765

Instruments issued by the Chilean Government and Central Bank include instruments sold under agreements to repurchase to customers and financial institutions, equivalent to MCh$15,260 and MCh$3,049 as of December 31, 2009 and 2010.

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$183,135 million and Ch$107,101 million as of December 31, 2009 and December 31, 2010, respectively.

Agreements to repurchase have an average expiration of 8 days as of year-end (8 days in 2009).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$95,323 and MCh$76,334 as of December 31, 2009 and 2010, which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

7.	Repurchase Agreements and Security Lending and Borrowing:

(a)	The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of December 31, 2009 and 2010, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions with other entities
Agreements to resell	8,790	12,716	3,193	68,346	67,418	1,725	—	—	—	—	—	—	79,401	82,787

Total	8,790	12,716	3,193	68,346	67,418	1,725	—	—	—	—	—	—	79,401	82,787

(b)	The Bank obtains financing by selling financial instruments and committing to repurchase them at future dates, plus interest at a prefixed rate. As of December 31, 2009 and 2010, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions with other entities
Agreements to repurchase	296,602	81,715	11,426	40	—	—	—	—	—	—	—	—	308,028	81,755

Total	296,602	81,715	11,426	40	—	—	—	—	—	—	—	—	308,028	81,755

(c)	Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” at December 31, 2010 is Ch$119,806 million (2009: Ch$213,419 million). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

(d)	Securities received:

As part of reverse repurchase and securities borrowing agreements the Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. At December 31, 2010 the Bank held securities with a fair value of Ch$74,895 million (2009: Ch$81,988 million) on such terms. The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank. The Bank has an obligation to return the securities to its counterparties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges:

(a)	As of December 31, 2009 and 2010, the Bank’s portfolio of derivative instruments is detailed as follows:

		As of December 31, 2009
		Notional amount of contract with final expiration date in						Fair value
	Types of hedges	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Asset	Liability
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Forwards	—	835	2,407	4,272	2,786	—	—	1,077	—
Swaps	FV	131,115	—	1,651	5,571	31,044	262,741	317	6,144
Call options	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Total derivatives held for hedging purposes		131,950	2,407	5,923	8,357	31,044	262,741	1,394	6,144

Derivatives held-for-trading purposes
Forwards	—	2,145,119	2,785,973	3,112,803	304,839	51,368	—	193,729	179,160
Swaps	—	435,492	761,760	2,858,817	4,736,414	2,151,100	1,117,751	370,417	352,112
Call options	—	12,752	29,099	6,102	—	—	—	300	244
Put options	—	8,538	2,927	1,942	—	—	—	65	376
Futures	—	25,131	60	—	—	—	—	81	183
Other	—	—	—	—	—	—	631,634	—	21

Total derivatives held-for-trading purposes		2,627,032	3,579,819	5,979,664	5,041,253	2,202,468	1,749,385	564,592	532,096

Total		2,758,982	3,582,226	5,985,587	5,049,610	2,233,512	2,012,126	565,986	538,240

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

		As of December 31, 2010
		Notional amount of contract with final expiration date in						Fair value
	Types of hedges	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Asset	Liability
Derivatives held for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—
Swaps	FV	—	—	—	43,677	46,225	223,837	2,126	11,458
Call options	—	—	—	—	—	—	—	—	—
Put options	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—

Total derivatives held for hedging purposes		—	—	—	43,677	46,225	223,837	2,126	11,458

Derivatives held-for-trading purposes
Forwards	—	3,697,884	2,505,564	3,590,728	417,789	1,076	—	118,705	191,280
Swaps	—	422,949	502,456	1,879,220	4,146,815	760,736	779,058	367,390	325,148
Call options	—	9,836	30,725	49,436	—	—	—	133	109
Put options	—	468	30,725	2,084	—	—	—	—	429
Futures	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	647,096	—	21

Total derivatives held-for-trading purposes		4,131,137	3,069,470	5,521,468	4,564,604	761,812	1,426,154	486,228	516,987

Total		4,131,137	3,069,470	5,521,468	4,608,281	808,037	1,649,991	488,354	528,445

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

8.	Derivative Instruments and Accounting Hedges, continued:

(b)	Types of hedges:

Fair values hedges (FV):

As of December 31, 2010, the Bank uses interest rate swaps to cover its exposure to interest rate risk of corporate bonds and commercial credits, classified as “Available for the sale instruments” and “Loans to customers”, respectively.

The Bank uses interest rate swaps or cross-currency swaps to hedge its position against changes in the fair value of bonds issued in US dollars.

For the year ended December 31, 2010 the Bank recognized a loss of Ch$15,725 million on the hedging instruments (loss of Ch$5,080 million in 2009). The total net gain on hedged items attributable to the hedged risks amounted to Ch$3,118 million (gain of Ch$3,543 million in 2009).

Cash flow hedges (CF):

As of December 31, 2009 and 2010, the Bank does not use cash flow hedges.

Hedges of net investments in foreign operations (FO):

As of December 31, 2009 and 2010, the Bank does not use hedges of net investments in foreign operations.

The hedges presented in the section “Derivatives held for hedging purposes” that are not classified as FV, CF or FO are not accounted for under hedge accounting rules.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

9.	Loans and Advance to Banks:

(a)	As of December 31, 2009 and 2010, amounts are detailed as follows:

	2009 MCh$	2010 MCh$
Domestic Banks
Non-available Central Bank deposits	110,000	—
Other Central Bank credits	—	156
Interbank loans	13,796	13,149

Subtotal	123,796	13,305

Foreign Banks
Loans to foreign banks	188,538	162,378
Overdrafts in current accounts	—	1
Other credits with foreign banks	137,824	174,514
Provisions for loans to foreign banks	(1,177)	(610)

Subtotal	325,185	336,283

Total	448,981	349,588

(b)	Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile MCh$	Abroad MCh$	Total MCh$
Balance as of January 1, 2008	—	5	5
Charge-offs	—	—	—
Provisions established	—	311	311
Provisions released	—	—	—

Balance as of December 31, 2008	—	316	316

Charge-offs	—	—	—
Provisions established	—	861	861
Provisions released	—	—	—

Balance as of December 31, 2009	—	1,177	1,177

Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	—	(567)	(567)

Balance as of December 31, 2010	—	610	610

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net:

(a)	Loans to Customers:

As of December 31, 2009 and 2010, the composition of the portfolio of loans is the following:

	As of December 31, 2009
	Asset before Allowance			Allowances established
	Normal Porfolio	Substandard Loans	Total	Individual Provisions	Group Provision	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	6,421,881	271,284	6,693,165	(66,635)	(46,186)	(112,821)	6,580,344
Foreign trade loans	684,999	101,875	786,874	(49,111)	(196)	(49,307)	737,567
Current account debtors	130,717	4,685	135,402	(1,656)	(1,777)	(3,433)	131,969
Factoring transactions	333,918	9,139	343,057	—	(5,523)	(5,523)	337,534
Commercial lease transactions (1)	661,677	34,363	696,040	(9,466)	(6,054)	(15,520)	680,520
Other loans and accounts receivable	61,752	4,886	66,638	(1,086)	(1,920)	(3,006)	63,632

Subtotal	8,294,944	426,232	8,721,176	(127,954)	(61,656)	(189,610)	8,531,566

Mortgage loans
Mortgage bonds	189,226	19,745	208,971	—	(1,686)	(1,686)	207,285
Transferable mortgage loans	229,509	9,366	238,875	—	(1,264)	(1,264)	237,611
Other residential real estate mortgage loans	2,038,506	39,593	2,078,099	—	(10,933)	(10,933)	2,067,166
Other loans and accounts receivable	978	83	1,061	—	(16)	(16)	1,045

Subtotal	2,458,219	68,787	2,527,006	—	(13,899)	(13,899)	2,513,107

Consumer loans
Consumer loans in installments	1,232,424	113,764	1,346,188	—	(89,264)	(89,264)	1,256,924
Current account debtors	230,306	5,060	235,366	—	(5,658)	(5,658)	229,708
Credit card debtors	351,255	9,625	360,880	—	(13,627)	(13,627)	347,253
Other loans and accounts receivable	610	30	640	—	(43)	(43)	597

Subtotal	1,814,595	128,479	1,943,074	—	(108,592)	(108,592)	1,834,482

Total	12,567,758	623,498	13,191,256	(127,954)	(184,147)	(312,101)	12,879,155

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2009, MCh$326,997 corresponds to finance leases for real estate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(a)	Loans to Customers continued:

	As of December 31, 2010
	Asset before Allowance			Allowances established
	Normal Porfolio	Substandard Loans	Total	Individual Provisions	Group Provision	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	6,590,176	372,038	6,962,214	(81,574)	(48,147)	(129,721)	6,832,493
Foreign trade loans	783,422	130,236	913,658	(50,249)	(279)	(50,528)	863,130
Current account debtors	109,282	12,225	121,507	(5,342)	(1,931)	(7,273)	114,234
Factoring transactions	465,749	11,383	477,132	—	(4,502)	(4,502)	472,630
Commercial lease transactions (1)	706,707	70,587	777,294	(11,958)	(5,723)	(17,681)	759,613
Other loans and accounts receivable	35,721	3,456	39,177	(363)	(1,490)	(1,853)	37,324

Subtotal	8,691,057	599,925	9,290,982	(149,486)	(62,072)	(211,558)	9,079,424

Mortgage loans
Mortgage bonds	150,196	15,435	165,631	—	(1,443)	(1,443)	164,188
Transferable mortgage loans	197,745	7,515	205,260	—	(1,106)	(1,106)	204,154
Other residential real estate mortgage loans	2,508,023	48,372	2,556,395	—	(12,700)	(12,700)	2,543,695
Other loans and accounts receivable	56	436	492	—	(25)	(25)	467

Subtotal	2,856,020	71,758	2,927,778	—	(15,274)	(15,274)	2,912,504

Consumer loans
Consumer loans in installments	1,396,114	92,169	1,488,283	—	(101,415)	(101,415)	1,386,868
Current account debtors	220,133	9,674	229,807	—	(4,261)	(4,261)	225,546
Credit card debtors	429,266	11,525	440,791	—	(15,485)	(15,485)	425,306
Other loans and accounts receivable	336	18	354	—	(34)	(34)	320

Subtotal	2,045,849	113,386	2,159,235	—	(121,195)	(121,195)	2,038,040

Total	13,592,926	785,069	14,377,995	(149,486)	(198,541)	(348,027)	14,029,968

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2010, MCh$353,455 corresponds to finance leases for real estate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(b)	Allowances for loan losses:

Movements in allowances for loan losses during 2008, 2009 and 2010 periods are as follows:

	Allowances
	Individual MCh$	Group MCh$	Total MCh$
Balance as of January 1, 2008	69,441	60,183	129,624
Balance from Citibank Chile	—	20,883	20,883
Charge-offs:
Commercial loans	(29,616)	(3,935)	(33,551)
Mortgage loans	—	(2,820)	(2,820)
Consumer loans	—	(76,618)	(76,618)

Total charge-offs	(29,616)	(83,373)	(112,989)
Allowances established	66,271	121,593	187,864
Allowances released	(242)	(32)	(274)

Balance as of December 31, 2008	105,854	119,254	225,108

Balance as of January 1, 2009	105,854	119,254	225,108
Charge-offs:
Commercial loans	(79,509)	(6,521)	(86,030)
Mortgage loans	—	(2,088)	(2,088)
Consumer loans	—	(93,675)	(93,675)

Total charge-offs	(79,509)	(102,284)	(181,793)
Allowances established	101,609	168,696	270,305
Allowances released	—	(1,519)	(1,519)

Balance as of December 31, 2009	127,954	184,147	312,101

Balance as of January 1, 2010	127,954	184,147	312,101
Charge-offs:
Commercial loans	(13,838)	(32,581)	(46,419)
Mortgage loans	—	(2,376)	(2,376)
Consumer loans	—	(100,298)	(100,298)

Total charge-offs	(13,838)	(135,255)	(149,093)
Allowances established	36,304	151,226	187,530
Allowances released	(934)	(1,577)	(2,511)

Balance as of December 31, 2010	149,486	198,541	348,027

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(c)	During 2009 and 2010, the Bank and its subsidiaries presented the following allowance for loan losses associated with impaired loans and with non-impaired loans:

	As of December 31,
	2009	2010
	MCh$	MCh$
Individual impaired	98,719	113,705
Group impaired	86,198	90,550

Provision for loans impaired	184,917	204,255

Provision for not yet identified but incurred impairment	127,184	143,772

Total provision for loan losses	312,101	348,027

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, net, continued:

(d)	Finance Lease Contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$
Due within one year	232,380	261,877	(29,704)	(32,363)	202,676	229,514
Due after 1 year but within 2 years	170,337	188,469	(22,540)	(24,587)	147,797	163,882
Due after 2 years but within 3 years	110,362	129,086	(15,564)	(16,910)	94,798	112,176
Due after 3 years but within 4 years	75,162	87,809	(11,257)	(11,870)	63,905	75,939
Due after 4 years but within 5 years	56,258	57,461	(8,363)	(8,635)	47,895	48,826
Due after 5 years	158,025	163,553	(20,384)	(19,535)	137,641	144,018

Total	802,524	888,255	(107,812)	(113,900)	694,712	774,355

(*)	The net balance receivable does not include past-due portfolio totaling MCh$1,328 and MCh$2,939 as of December 31, 2009 and 2010, respectively.

The Bank has entered into commercial leases of real estate, industrial machinery, vehicles and computer equipment. These leases have an average life of between 3 and 8 years with no renewal option included in the contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

10.	Loans to Customers, continued:

(e)	Loans by industry sector:

The following table details the Bank’s loan portfolio (before allowances for loans losses) as of December 31, 2009 and 2010 by the customer’s industry sector:

	Location
	Chile		Abroad		Total
	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	%	2010 MCh$	%
Commercial loans:
Services	2,077,488	2,128,279	362,771	400,494	2,440,259	18.50	2,528,773	17.59
Commerce	1,241,840	1,514,383	2,851	1,179	1,244,691	9.44	1,515,562	10.54
Manufacturing	822,754	1,148,473	—	—	822,754	6.24	1,148,473	7.99
Construction	1,044,405	932,436	—	—	1,044,405	7.92	932,436	6.49
Agriculture and livestock	533,867	639,711	—	—	533,867	4.05	639,711	4.45
Transportation	267,267	472,043	—	—	267,267	2.02	472,043	3.28
Mining	174,452	104,696	—	—	174,452	1.32	104,696	0.73
Electricity, gas and water	164,529	133,263	—	—	164,529	1.25	133,263	0.93
Fishing	98,969	242,873	—	—	98,969	0.75	242,873	1.69
Telecom	112,799	110,585	—	—	112,799	0.85	110,585	0.77
Forestry	15,310	44,136	—	—	15,310	0.11	44,136	0.31
Other	1,801,361	1,417,958	513	473	1,801,874	13.66	1,418,431	9.85

Subtotal	8,355,041	8,888,836	366,135	402,146	8,721,176	66.11	9,290,982	64.62

Residential mortgage loans	2,527,006	2,927,778	—	—	2,527,006	19.16	2,927,778	20.36
Consumer loans	1,943,074	2,159,235	—	—	1,943,074	14.73	2,159,235	15.02

Total	12,825,121	13,975,849	366,135	402,146	13,191,256	100.00	14,377,995	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Financial Assets Available-for-sale:

As of December 31, 2009 and 2010, investment securities classified as available-for-sale are detailed as follows:

	2009 MCh$	2010 MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Bonds issued by the Chilean Government and Central Bank	25,880	67,822
Promissory notes issued by the Chilean Government and Central Bank	285,486	212,816
Other instruments	136,923	90,849
Other instruments issued in Chile:
Equity instruments valued at cost	2,112	2,222
Mortgage bonds from domestic banks	79,220	70,055
Bonds from domestic banks	55,111	73,331
Deposits from domestic banks	407,432	398,789
Bonds from other Chilean companies	73,174	40,467
Instruments issued by foreign institutions:
Other instruments issued abroad (*)	202,436	200,754

Total	1,267,774	1,157,105

(*)	This item includes shares of Visa Inc and Mastercard Inc, which fair value is Ch$7,968 million.

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions, totaling MCh$15,024 and MCh$9,656 as of December 31, 2009 and 2010. The agreements to repurchase have an average maturity of 9 days and 12 days as of December 31, 2009 and 2010, respectively.

As of December 31, 2009 and 2010, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$8,839 and MCh$8,314, recorded in other comprehensive income within equity.

The equity investments values at cost represent shares of servicing companies that the Bank is obliged to hold in order to benefit from these services. There is no active market for these shares and their fair value cannot be measured reliably. However, the difference between cost and fair value is not expected to be significant.

During 2009 and 2010, there is no evidence of impairment of financial assets available-for-sale.

As of December 31, 2009 and 2010, the Bank and its subsidiaries do not hold financial assets held-to-maturity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

11.	Financial Assets Available-for-sale, continued:

Realized profits and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as for sale. In addition, any unrealized profit or loss previously recorded in equity for these investments is reversed when recorded in the income statements.

Gross profits and losses realized and unrealized on the sale of available for sale investments for the years-ended December 31, 2008, 2009 and 2010 are as follows:

	2008 MCh$	2009 MCh$	2010 MCh$
Unrealized profits /losses	(16,872)	13,101	9,885
Realized profits / losses (reclassified)	(420)	14,840	(10,248)

Total	(17,292)	27,941	(363)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Investments in Other Companies:

(a)	This item includes investments in other companies for an amount of MCh$10,494 and MCh$11,072, which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
Company	Shareholder	2009%	2010%	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2008 MCh$	2009 MCh$	2010 MCh$
Investments value at equity method:
Servipag Ltda. (1)	Banco de Chile	50.00	50.00	5,424	6,176	2,712	3,088	693	15	376
Redbanc S.A.	Banco de Chile	38.13	38.13	5,081	4,764	1,937	1,817	294	202	78
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	6,412	6,412	1,655	1,655	294	188	227
Transbank S.A.	Banco de Chile	26.16	26.16	7,006	6,205	1,833	1,623	537	254	292
Artikos Chile S.A. (1)	Banco de Chile	50.00	50.00	1,397	1,840	698	920	364	353	222
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	2,915	3,879	583	776	1,005	(349)	193
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.(2)	Banco de Chile	14.17	14.17	3,073	3,347	436	474	237	74	59
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	1,260	1,392	338	373	96	85	115
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	906	1,039	302	346	44	18	47

Subtotal						10,494	11,072	3,564	840	1,609

(1)	Banco de Chile does not possess more than half of the voting rights and there are no other indicators of control. Therefore, Banco de Chile only possesses significant influence over this company.
(2)	Banco de Chile has significant influence in Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. because they have the right to designate one director of the board.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

12.	Investments in Other Companies, continued:

(b)	The total carrying amount of the Bank’s associates is explained as follows:

	2009 MCh$	2010 MCh$
Share of the associate’s statement of financial position
Current assets	296,905	379,983
Non-current assets	236,836	56,447
Current liabilities	370,540	393,873
Non-current liabilities	130,380	7,503
Equity	32,821	35,054
Share of the associate’s revenue and profit
Revenue	669	10,421
Profit	523	6,126
Carrying amount of the investment	10,494	11,072

(c)	The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2009 and 2010 is detailed as follows:

	2008 MCh$	2009 MCh$	2010 MCh$
Balance as of January 1,	7,942	11,293	10,494
Acquisitions (sales)	1,785	(169)	4
Participation in net income	3,564	840	1,609
Dividends received	(1,015)	(1,002)	(984)
Other	(983)	(468)	(51)

Balance as of December 31,	11,293	10,494	11,072

(d)	As of December 31, 2009 and 2010 no impairment has incurred in these investment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Intangible Assets:

(a)	Movements in intangible assets during the 2009 and 2010 periods are as follows:

	Goodwill MCh$	Software or computer programs MCh$	Intangible assets arising from business combinations(**) MCh$	Other intangible assets MCh$	Total MCh$
Gross Balance
Balance as of January 1, 2008	—	47,452	3,581	1,179	52,212
Acquisitions	16,714	13,451	56,249	10	86,424
Disposals	—	(744)	—	(557)	(1,301)
Other	—	—	(3,581)	—	(3,581)

Balance as of December 31, 2008	16,714	60,159	56,249	632	133,754

Acquisitions	—	8,346	—	23	8,369
Disposals	—	—	—	—	—
Other	—	—	—	(43)	(43)

Balance as of December 31, 2009	16,714	68,505	56,249	612	142,080

Acquisitions	—	15,300	—	27	15,327
Disposals	—	(22)	—	—	(22)
Other	—	(18,119)	—	(557)	(18,676)

Balance as of December 31, 2010	16,714	65,664	56,249	82	138,709

Accumulated Amortization and Impairment
Balance as of January 1, 2008	—	(26,687)	—	(5)	(26,692)
Amortization for the year (*)	—	(6,595)	(9,708)	(16)	(16,319)
Impairment loss	—	—	—	—	—
Foreign currency translation	—	—	—	—	—
Other	—	—	3,581	—	3,581

Balance as of December 31, 2008	—	(33,282)	(6,127)	(21)	(39,430)

Amortization for the year (*)	—	(8,208)	(6,277)	(20)	(14,505)
Impairment loss	—	—	—	—	—
Foreign currency translation	—	—	—	—	—
Other	—	37	—	—	37

Balance as of December 31, 2009	—	(41,453)	(12,404)	(41)	(53,898)

Amortization for the year (*)	—	(8,730)	(6,277)	(23)	(15,030)
Impairment loss	—	—	—	—	—
Foreign currency translation	—	—	—	—	—
Other	—	17,495	—	—	17,495

Balance as of December 31, 2010	—	(32,688)	(18,681)	(64)	(51,433)

Net balance as of December 31, 2008	16,714	26,877	50,122	611	94,324

Net balance as of December 31, 2009	16,714	27,052	43,845	571	88,182

Net balance as of December 31, 2010	16,714	32,976	37,568	18	87,276

(*)	No impairment has been identified at the end of each year.
(**)	Intangible assets arising from business combinations include assets with indefinite useful lives acquired in the business combination with Citibank Chile (Brands).

On January 1, 2008, the Bank acquired all of the shares of Citibank Chile. This transaction was accounted for as a business combination under IFRS 3 with Banco de Chile being the acquirer. The goodwill arising from the acquisition of MCh$12,595 million represents the value of synergies to be generated in the combination process and the acquisition of know-how.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Intangible Assets, continued:

(b)	Impairment testing of Goodwill

Goodwill acquired through business combinations has been allocated to 4 individual cash-generating units for impairment testing as follows:

Business Segments	2009 MCh$	2010 MCh$
Retail	5,928	5,928
Wholesale	2,135	2,135
Treasury and money market operations	4,512	4,512
Subsidiaries	4,139	4,139

Total	16,714	16,714

Key Assumptions used in the value in use calculations for impairment testing:

The Bank determines the recoverable amount of its primary cash-generating units on the basis of value in use and employs a valuation model based on discounted cash flows (“DCF”). The DCF model employed by the Bank reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.

The DCF model uses earnings projections for a five-year period which, for purposes of the goodwill impairment test, are extrapolated to a ten-year period assuming a declining growth rate and are discounted to their present value. Estimating future earnings requires judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro-economic environment. Earnings projections beyond the initial ten-year period are, where applicable, adjusted to derive a sustainable level and assumed to increase by or converging towards a constant long-term growth rate, which is based on expectations for the development of gross domestic product and inflation, and are captured in the terminal value.

The value in use of a cash-generating unit is sensitive to the earnings projections, to the discount rate applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model. Variations in the market factors might impact the calculation of the discount rates. As of December 31, 2009 and 2010 the Bank did not determine any impairment on goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

13.	Intangible Assets, continued:

(c)	As of December 31, 2009 and 2010, the Bank has made the following commitments to purchase intangible assets, which have not been capitalized:

	Amount of Commitment
	2009 MCh$	2010 MCh$
Software and licenses	3,671	5,152

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Property and Equipment:

(a)	As of December 31, 2009 and 2010, this account and its movements are detailed as follows:

	Land and Buildings MCh$	Equipment MCh$	Other MCh$	Total MCh$
Cost
Balance as of January 1, 2009	168,260	111,554	119,305	399,119
Additions	3,245	7,161	4,919	15,325
Disposals/write-downs	(82)	(2,501)	(1,894)	(4,477)
Other	(208)	(73)	333	52

Total	171,215	116,141	122,663	410,019
Accumulated depreciation	(30,155)	(92,922)	(81,095)	(204,172)
Impairment loss	—	—	—	—

Balance as of December 31, 2009	141,060	23,219	41,568	205,847

Balance as of January 1, 2010	171,215	116,141	122,663	410,019
Additions	5,387	13,072	9,020	27,479
Disposals/write-downs	(2,506)	(2,849)	(499)	(5,854)
Transfers	(305)	(5,503)	(1,825)	(7,633)
Other	150	336	(288)	198

Total	173,941	121,197	129,071	424,209
Accumulated depreciation	(32,123)	(98,464)	(87,039)	(217,626)
Impairment loss	(209)	(284)	(551)	(1,044)

Balance as of December 31, 2010	141,609	22,449	41,481	205,539

Accumulated Depreciation
Balance as of January 1, 2009	(27,785)	(89,029)	(70,926)	(187,740)
Depreciation charges in the period	(2,629)	(6,446)	(12,310)	(21,385)
Sales and disposals in the period	9	2,445	2,083	4,537
Transfers	—	—	—	—
Others	250	108	58	416

Balance as of December 31, 2009	(30,155)	(92,922)	(81,095)	(204,172)

Balance as of January 1, 2010	(30,155)	(92,922)	(81,095)	(204,172)
Depreciation charges in the period	(2,196)	(8,422)	(8,935)	(19,553)
Sales and disposals in the period	175	2,703	458	3,336
Transfers	(17)	(51)	2,234	2,166
Others	70	228	299	597

Balance as of December 31, 2010	(32,123)	(98,464)	(87,039)	(217,626)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

14.	Property and equipment, continued:

(b)	As of December 31, 2009 and 2010, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; Information on future payments is detailed as follows:

	Expenses for the year		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$
Lease agreements	21,515	21,997	1,357	2,342	2,713	4,799	12,204	14,749	22,309	30,042	15,174	23,060	26,596	51,015	80,353	126,007

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s statement of financial position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(c)	As of December 31, 2009 and 2010, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of December 31, 2009 and 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

15.	Investment Properties:

	2008 MCh$	2009 MCh$	2010 MCh$
Net Balance as of January 1,	16,459	18,397	17,840
Additions resulting from business combinations	2,311	—	—
Disposals	—	—	—
Depreciation charges in the period	(373)	(557)	(381)
Impairment	—	—	—

Net balance as of December 31,	18,397	17,840	17,459

Estimated useful lives applied by the Bank are presented in Note 2 (q) on Property and equipment.

As of December 31, 2010 the fair value of the investment properties held by the Bank is MCh$55,041 million (December 31, 2009: MCh$20,033 million).

In 2010, the Bank earned income of MCh$4,552 million (2009: Ch$4,109 million) renting out their investment properties. In the same period it has incurred corresponding expenses of MCh$4.3 and MCh$2,038 per year in 2009 and 2010.

16.	Current Taxes and Deferred Taxes:

(a)	Current Tax:

As of each year end, the Bank and its subsidiaries have established a First Category Income Tax Provision of MCh$39,018 and MCh$(3,363) as of December 31, 2009 and 2010, determined in accordance with current tax laws. This provision is presented net of recoverable taxes, detailed as follows:

	2009 MCh$	2010 MCh$
Income taxes, 17% rate	68,954	54,112
Tax from previous periods	3,052	3,052
Tax on non-deductible expenses 35%	2,319	1,835
Less:
Monthly prepaid taxes (PPM)	(33,660)	(53,108)
Credit for training expenses	(1,328)	(1,327)
Other	(319)	(7,927)

Total	39,018	(3,363)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current and Deferred Taxes, continued:

(b)	Income Tax:

The Bank’s tax expense recorded for the years ended December 31, 2009 and 2010 is detailed as follows:

	2008 MCh$	2009 MCh$	2010 MCh$
Income tax expense:
Current year taxes	(41,838)	(68,954)	(54,112)
Tax from previous periods	—	(1,722)	1,723

Subtotal	(41,838)	(70,676)	(52,389)

Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	10,713	33,945	5,042
Effect of changes in tax rate	—	—	2,263
Change in unrecognized temporary differences	—	(1,330)	401

Subtotal	10,713	32,615	7,706

Non deductible expenses (Art. 21)	(2,485)	(2,319)	(1,835)
Expenses for taxes abroad	(2,866)	—	—
Other	1,163	(9)	5

Net charge to income for income taxes	(35,313)	(40,389)	(46,513)

(c)	Reconciliation of effective tax rate:

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2009 and 2010.

	2008		2009		2010
	Tax rate %	MCh$	Tax rate %	MCh$	Tax rate %	MCh$
Income tax calculated on net income before tax	17.00	68,062	17.00	51,363	17.00	78,902
Additions or deductions[1]	(6.06)	(24,257)	(6.78)	(20,478)	(5.73)	(26,602)
Non-deductible expenses	0.62	2,485	0.77	2,319	0.40	1,835
Tax from previous years	—	—	1.01	3,052	—	—
Effect of changes in tax rate	—	—	—	—	(0.49)	(2,263)*
Tax incentives not recognized in income statement	(1.67)	(6,671)	(1.09)	(3,290)	(0.72)	(3,362)
Other	(1.08)	(4,306)	2.46	7,423	(0.43)	(1,997)

Effective rate and income tax expense	8.81	35,313	13.37	40,389	10.03	46,513

The effective rate for income tax for 2010 is 10.03% (8.81% and 13.37% in 2008 and 2009). The decrease between the periods is mainly due to price level restatement for tax purposes, in 2009 the price level restatement were not applied.

(1)	The reductions of the tax rate for 2009 and 2010 mainly relate to specific adjustments from tax-exempt distribution of income to SAOS of 34.64% of the Bank’s profits as well as adjustments relating to its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current and Deferred Taxes, continued:

*	According to the Law No. 20,455 issued in 2010 and the instructions of the Circular No. 63 of September 30, 2010, issued by the Chilean Internal Revenue Service (SII) is temporarily changed the tax rates of the first category according to the following :

Year	Tax rate
2011	20.0%
2012	18.5%
2013 hereinafter	17.0%

The effect on deferred tax results for this rate change mean a credit to income for the year 2010 by Ch$2,263 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

During the year 2010, the Bank has recorded the effects of deferred taxes in accordance with IAS 12.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of January 1, 2008 MCh$	Balance from Citibank Chile MCh$	Effect		Balance as of December 31, 2008 MCh$	Effect		Balance as of December 31, 2009 MCh$	Unrecognized temporary differences MCh$	Effect		Balance as of December 31, 2010 MCh$
			Income MCh$	Equity MCh$		Income MCh$	Equity MCh$			Income MCh$	Equity MCh$
Debit Differences:
Allowances for loan losses	23,496	3,129	11,418	—	38,043	18,525	—	56,568	—	6,735	—	63,303
Obligations with agreements to repurchase	3,503	—	4,598	—	8,101	(9,194)	—	(1,093)	—	853	—	(240)
Leasing equipment	2,892	441	(22)	—	3,311	2,665	—	5,976	—	2,918	—	8,894
Personnel provisions	2,510	—	1,317	—	3,827	(538)	—	3,289	—	1,392	—	4,681
Staff vacations	2,246	544	266	—	3,056	(205)	—	2,851	—	745	—	3,596
Accrued interests and indexation adjustments from past due loans	1,576	47	760	—	2,383	(1,266)	—	1,117	—	349	—	1,466
Staff severance indemnities provisions	1,094	—	(200)	—	894	175	—	1,069	—	49	—	1,118
Other adjustments	4,469	4,126	(4,463)	—	4,132	(1,806)	—	2,326	53	6,726	—	9,105

Total debit differences	41,786	8,287	13,674	—	63,747	8,356	—	72,103	53	19,767	—	91,923

Credit Differences:
Investments with agreements to repurchase	4,520	—	3,323	—	7,843	(7,843)	—	—	—	872	—	872
Depreciation of property and equipment and investment properties	12,416	(910)	2,701	—	14,207	(82)	—	14,125	—	(737)	—	13,388
Deferred taxes, modification of accounting method in equity	—	557	(5)	—	552	(96)	—	456	—	(456)	—	—
Adjustment for valuation financial assets available-for-sale	—	(479)	—	(2,940)	(3,419)	—	4,750	1,331	—	—	162	1,493
Transitory assets	3,536	1,028	97	—	4,661	(2,826)	—	1,835	—	(166)	—	1,669
Derivative instruments adjustments	(10)	—	(516)	—	(526)	(10,740)	—	(11,266)	—	12,585	—	1,319
Other adjustments	5,291	5,026	(2,639)	10,883	18,561	(2,672)	—	15,889	(348)	(37)	—	15,504

Total credit differences	25,753	5,222	2,961	7,943	41,879	(24,259)	4,750	22,370	(348)	12,061	162	34,245

Deferred tax assets, net	16,033	3,065	10,713	(7,943)	21,868	32,615	(4,750)	49,733	401	7,706	(162)	57,678

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

16.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

Deferred tax related to items charged or credited directly to equity during the year:

	2008 MCh$	2009 MCh$	2010 MCh$
Adjustment for valuation financial assets available-for-sale	2,940	(4,750)	62
Adjustment for change in the tax rate	—	—	(224)
Deferred taxes from business combination	(10,883)	—	—

Total	(7,943)	(4,750)	(162)

17.	Other Assets:

As of December 31, 2009 and 2010, other assets are detailed as follows:

	2009 MCh$	2010 MCh$
Documents intermediated	90,108	103,448
Assets held for leasing (*)	45,962	90,792
Mutual funds	80,237	28,787
Other accounts and notes receivable	7,705	25,440
VAT receivable	4,974	8,251
Assets received or awarded as payment:
Assets received in lieu of payment	8,522	10,418
Provisions for assets received in lieu of payment	(229)	(15)
Pending transactions	16,325	5,115
Prepaid expenses	1,722	4,494
Recoverable income taxes	3,626	4,392
Commissions receivable	3,161	3,668
Recovered leased assets for sale	3,688	2,197
Transactions in progress	4,411	2,171
Rental guarantees	872	1,145
Accounts receivable for sale of assets received in lieu of payment	353	1,079
Other	11,435	13,043

Total	282,872	304,425

(*)	These correspond to property and equipment to be given under a finance lease.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

18.	Current Accounts and Other Demand Deposits:

As of December 31, 2009 and 2010, current accounts and other demand deposits are detailed as follows:

	2009 MCh$	2010 MCh$
Current accounts	3,127,934	3,611,894
Other demand deposits and accounts	251,217	318,993
Other demand deposits	338,925	515,294

Total	3,718,076	4,446,181

19.	Saving Accounts and Time Deposits:

As of December 31, 2009 and 2010, saving accounts and time deposits are detailed as follows:

	2009 MCh$	2010 MCh$
Time deposits	7,264,809	7,497,073
Term saving accounts	158,035	173,404
Other term balances payable	4,637	27,491

Total	7,427,481	7,697,968

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

20.	Borrowings from Financial Institutions:

As of December 31, 2009 and 2010, borrowings from financial institutions are detailed as follows:

	2009 MCh$	2010 MCh$
Domestic banks
Interbank loans	3,177	—
Current account overdrafts	701	—

Subtotal	3,878	—

Foreign banks
Foreign trade financing
Chilean export financing	1,194,316	1,088,766
Chilean import financing	14,804	16,236
Borrowings and other obligations
Short-term borrowings	—	9,426
Current account overdrafts	24	49,565
Long-term borrowings	—	117,299

Subtotal	1,209,144	1,281,292

Chilean Central Bank
Borrowings and other obligations	155,090	—
Debt reprogramming credit lines	114	80

Subtotal	155,204	80

Total	1,368,226	1,281,372

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

21.	Debt Issued:

As of December 31, 2009 and 2010, Debt issued is detailed as follows:

	2009 MCh$	2010 MCh$
Mortgage bonds	265,581	198,868
Bonds	815,734	820,331
Subordinated bonds	506,683	744,966

Total	1,587,998	1,764,165

During 2010, Banco de Chile issued bonds by an amount of Ch$592,371 million, of which Ch$330,837 million correspond to normal bonds and Ch$261,534 million correspond to subordinated bonds, respectively.

Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
BCHIUA0609	80,160	5 years	1.75% annual	UF	03/10/2010	03/10/2015
BCHIUB0609	51,928	10 years	2.50% annual	UF	06/02/2010	06/02/2020
BCHIUB0609	26,165	10 years	2.50% annual	UF	06/03/2010	06/03/2020
BCHI-T0207	82,091	11 years	2.70% annual	UF	07/02/2010	07/02/2021
BCHIUC0510	41,574	5 years	2.20% annual	UF	08/23/2010	08/23/2015
BCHIUF0610	40,897	10 years	2.70% annual	UF	08/23/2010	08/23/2020
BCHIUF0610	8,022	10 years	2.70% annual	UF	10/07/2010	10/07/2020

Total	330,837

Subordinated Bonds

Series	MCh$	Term	Interest rate	Currency	Issued date	Maturity date
UCHI-F1108	91,672	25 years	4.50% annual	UF	04/14/2010	04/14/2035
UCHI-F1108	22,198	25 years	4.50% annual	UF	04/15/2010	04/15/2035
UCHI-F1108	1,563	25 years	4.50% annual	UF	04/16/2010	04/16/2035
UCHI-F1108	92,497	25 years	4.50% annual	UF	05/11/2010	05/11/2035
UCHI-F1108	53,604	25 years	4.50% annual	UF	05/13/2010	05/13/2035

Total	261,534

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

22.	Other Financial Obligations:

As of December 31, 2009 and 2010, other financial institutions are detailed as follows:

	2009 MCh$	2010 MCh$
Public sector obligations	46,410	67,602
Other Chilean obligations	129,740	111,558

Total	176,150	179,160

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

23.	Provisions:

(a)	As of December 31, 2009 and 2010, provisions are detailed as follows:

	2009 MCh$	2010 MCh$
Provision for minimum dividends	78,524	113,559
Other provisions for contingencies	10,083	1,126

Total	88,607	114,685

(b)	The following table details the movements in provisions during the 2009 and 2010 periods:

	Minimum dividends MCh$	Other contingencies MCh$	Total MCh$
Balances as of January 1, 2008	70,874	8,216	79,090
Provisions established	109,516	10,714	120,230
Provisions used	(70,874)	(6,899)	(77,773)
Provisions released	—	(332)	(332)
Other movements	—	—	—

Balances as of December 31, 2008	109,516	11,699	121,215

Balances as of January 1, 2009	109,516	11,699	121,215
Provisions established	78,524	5,045	83,569
Provisions used	(109,516)	(6,661)	(116,177)
Provisions released	—	—	—
Other movements	—	—	—

Balances as of December 31, 2009	78,524	10,083	88,607

Balances as of January 1, 2010	78,524	10,083	88,607
Provisions established	113,559	690	114,249
Provisions used	(78,524)	(9,647)	(88,171)
Provisions released	—	—	—
Other movements	—	—	—

Balances as of December 31, 2010	113,559	1,126	114,685

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Employee Benefits:

(a)	Provisions for personnel benefits and payroll:

	2009 MCh$	2010 MCh$
Short-term personnel benefits	18,079	25,920
Vacation accrual	17,168	18,774
Pension plan – defined benefit plan (letter e)	7,955	7,980
Other benefits	—	2,759

Total	43,202	55,433

(b)	Pension plan – Defined benefit plan:

	2009 MCh$	2010 MCh$
Current service cost	507	843
Interest cost on benefit obligation	340	470
Actuarial gains and losses	1,215	(908)

Net benefit expense	2,062	405

The net benefit expense is recognized under “Personnel Expenses” (Note 33).

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	December 31, 2009%	December 31, 2010%
Discount rate	4.91	5.91
Annual salary increase	2.00	2.00
Payment probability	93.00	93.00

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out at December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Employee Benefits, continued:

(b)	Pension plan – Defined benefit plan, continued:

Changes in the present value of the defined benefit obligation are as follows:

	2008 MCh$	2009 MCh$	2010 MCh$
Opening defined benefit obligation, January 1,	8,335	6,924	7,955
Contributions by the employer	1,221	507	843
Benefits paid	(2,269)	(1,031)	(379)
Actuarial gains and losses	(363)	1,555	(439)

Closing defined benefit obligation	6,924	7,955	7,980

(c)	The following table details the movements in provisions for incentive plans during the 2010 and 2009 periods:

	2009 MCh$	2010 MCh$
Balances as of January 1,	19,585	18,079
Provisions established	17,055	30,872
Provisions used	(16,665)	(23,090)
Provisions released	(1,570)	(501)
Other movements	(326)	560

Balances as of December 31,	18,079	25,920

(d)	The following table details the movements in provisions for vacation during the 2010 and 2009 periods:

	2009 MCh$	2010 MCh$
Balances as of January 1,	18,152	17,168
Provisions established	2,829	5,093
Provisions used	(2,907)	(3,238)
Provisions released	(906)	(249)

Balances as of December 31,	17,168	18,774

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

24.	Employee Benefits, continued:

e)	Provisions for share-based employee benefits:

As of December 31, 2009 and 2010, the Bank and its subsidiaries do not have a share compensation plan.

25.	Other Liabilities:

As of December 31, 2009 and 2010, other liabilities are detailed as follows:

	2009 MCh$	2010 MCh$
Documents intermediated	95,440	112,924
Accounts and notes payable (*)	152,873	53,855
Financial guarantees	8,133	13,501
VAT payable	8,064	9,515
Leasing deferred gains	5,932	6,356
Deferred income	2,145	5,728
Insurance payments	—	4,357
Pending transactions	1,066	602
Other	6,739	17,387

Total	280,392	224,225

(*)	This item includes obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, insurance payable, balances from material purchases and provisions for expenses pending payment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	Contingencies and Commitments:

(a)	Commitments accounted for on off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

	2009 MCh$	2010 MCh$
Off-balance-sheet accounts
Guarantees and surety bonds	114,012	203,900
Confirmed foreign letters of credit	55,267	58,112
Issued foreign letters of credit	118,028	152,983
Bank guarantees	1,168,059	1,062,020
Immediately available credit lines	3,352,973	4,146,591
Other commitment	—	35,772
Transactions on behalf of third parties
Collections	474,078	497,370
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	34,845	4,654
Financial assets acquired on its own behalf	8,692	22,852

Total	5,325,954	6,184,254

(b)	Lawsuits and legal proceedings:

(b.1)	Legal contingencies within the ordinary course of business:

In the ordinary course of business, the Bank and its subsidiaries act as defendant or co-defendant in various litigation matters. Although there can be no assurances, the Bank’s management believes, based on information currently available, that the ultimate resolution of these legal proceedings are not likely to have a material adverse effect on its results of operations, financial condition, or liquidity. As of December 31, 2009 and 2010, the Bank has established provisions for this concept in the amount of MCh$667 and MCh$909, recorded within “Provisions” in the statement of financial position. The following table presents estimated date of completion of the respective litigation:

	As of December 31, 2010
	2011 MCh$	2012 MCh$	2013 MCh$	2014 MCh$	2015 MCh$	2016 MCh$	Total MCh$
Legal contingencies	218	68	80	369	—	174	909

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

26.	Contingencies and Commitments, continued:

(b.2)	Contingencies for significant lawsuits:

As of December 31, 2009 and 2010, the Bank is not party to any significant lawsuits that affect or may affect these consolidated financial statements.

(c)	Guarantees granted:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with article 226 and subsequent articles of Law 18,045, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,390,000, maturing January 7, 2011.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions of article 30 and subsequent articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Cía. de Seguros de Crédito Continental S.A., that matures April 22, 2012, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditors representative.

The Banks has given the following guarantees in relation to this subsidiary’s business activities.

	2009 MCh$	2010 MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago Stock Exchange	27,071	3,426
Securities Exchange of the Electronic Stock Exchange of Chile	49,639	73,261
Money Market a Pershing Division of Pershing LLC	62	57
Bank guarantees	—	226

Total	76,772	76,970

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raúl Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity:

i.	Authorized, subscribed and paid shares:

As of December 31, 2010, the paid-in capital of Banco de Chile is represented by 82,551,699,423 registered shares (82,551,699,423 in 2009), with no par value, subscribed and fully paid, distributed in 73,834,890,472 ordinary shares and 8,716,808,951 ordinary “Banco de Chile-S” series shares.

•

On March 26, 2009, the Extraordinary Shareholders’ Meeting agreed to increase its capital through the capitalization of 30% of its 2008 net income. On March 30, 2009, the Bank informed its decision for the payment of total earnings in cash. Therefore, the total capitalization amounted Ch$52,261 million (historical) through issuance and distribution of 1,671,803,439 shares.

•	The following table shows the shares movements from December 31, 2008 to December 31, 2010:

	Ordinary shares	Ordinary S Series shares	Total shares
December 31, 2008	72,436,034,844	8,443,861,140	80,879,895,984
Capitalizations of retained earnings	1,398,855,628	272,947,811	1,671,803,439

December 31, 2009	73,834,890,472	8,716,808,951	82,551,699,423
Capitalizations of retained earnings	—	—	—

December 31, 2010	73,834,890,472	8,716,808,951	82,551,699,423

•	The number of authorized shares is the same as for issued shares.

•	As of December 31, 2010 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	% of Equity Holding
Sociedad Administradora de la Obligación Subordinada SAOS S.A.	28,593,701,789	34.64
LQ Inversiones Financieras S.A.	26,993,155,828	32.70
Sociedad Matriz del Banco de Chile S.A. SM-Chile S.A.	12,138,525,385	14.70
Other minority shareholders	14,826,316,421	17.96

Total	82,551,699,423	100.00

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity, continued:

ii.	Approval and payment of dividends:

In Ordinary Shareholders’ Meeting held on March 25, 2010 the Bank’s shareholders agreed to distribute and pay dividend N° 198 amounting to Ch$3.496813 per common share of Banco de Chile, with charge to net income for the year ended December 31, 2009.

The following dividends were declared and paid by the Bank for the year ended as of December 31, 2009 and 2010:

	2008	2009	2010
	MCh$	MCh$	MCh$
Dividends on ordinary shares:	264,463	220,164	288,669
Dividends per ordinary share	Ch$3.27	Ch$2.72	Ch$3.51

iii.	Provision for minimum dividends:

Chilean Corporations Law mandates a minimum distribution of 30% of distributable income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$113,559 (MCh$78,524 in December 31, 2009) against “Retained earnings”.

iv.	Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity.

In accordance with Note 2 (n), the fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.

v.	Earnings per share:

Earnings per share is calculated by dividing the net profit for the year attributable to the ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

27.	Equity, continued:

v.	Earnings per share, continued

The following table shows the income and share data used in the calculation of EPS:

	As of December 31,
	2009	2010
Basic earnings per share:
Net profits attributable to ordinary equity holders of the Bank	261,744	417,615
Weighted average number of ordinary shares	82,185,276,752	82,551,699,423
Dividends per shares	3.18	5.06
Diluted earnings per share:
Net profits attributable to ordinary equity holders of the Bank	261,744	417,615
Weighted average number of ordinary shares	82,185,276,752	82,551,699,423
Assumed conversion of convertible debt	—	—
Adjusted number of shares	82,185,276,752	82,551,699,423
Diluted earnings per share (in pesos)	3.18	5.06

During the periods presented the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of the completion of these financial statements.

28.	Interest Revenue and Expenses:

(a)	As of each year end, interest revenue is detailed as follows:

	2008 MCh$	2009 MCh$	2010 MCh$
Commercial loans	900,233	422,813	488,378
Consumer loans	374,371	373,369	370,710
Residential mortgage loans	300,529	56,682	186,209
Financial investments	33,452	35,479	43,608
Repurchase agreements	32,340	8,482	8,133
Loans and advances to banks	15,343	5,477	7,205
Gain (loss) from accounting hedges	(307)	(2,085)	(12,607)
Other interest revenue	3,389	190	367

Total	1,659,350	900,407	1,092,003

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

28.	Interest Revenue and Expenses, continued:

(b)	As of each year end, interest expenses are detailed as follows:

	2008 MCh$	2009 MCh$	2010 MCh$
Saving accounts and time deposits	604,086	159,822	187,210
Debt issued	218,567	32,913	109,753
Borrowings from financial institutions	4,318	2,504	18,822
Demand deposits	442	318	3,439
Other financial obligations	23,951	22,127	2,935
Repurchase agreements	28,474	6,360	2,007
Gain (loss) from accounting hedges	(2,190)	(485)	—
Other interest expenses	7,615	(676)	340

Total	885,263	222,883	324,506

29.	Income and Expenses from Fees and Commissions:

The income and expenses for fees and commissions shown in the Consolidated Statement of Comprehensive Income refers to the following items:

	604,086	604,086	604,086
	2008 MCh$	2009 MCh$	2010 MCh$
Income from fees and commissions
Card services	63,108	67,405	76,487
Investments in mutual funds and other	41,131	45,246	61,476
Collections and payments	50,492	52,620	51,371
Trading and securities management	20,140	26,541	38,724
Lines of credit and overdrafts	32,207	27,627	26,124
Insurance brokerage	18,210	18,845	22,909
Portfolio management	16,644	12,452	16,401
Guarantees and letters of credit	9,109	12,858	15,187
Financial advisory services	6,773	7,860	4,800
Other fees earned	18,077	24,555	28,740

Total income from fees and commissions	275,891	296,009	342,219

Expenses from fees and commissions
Credit card transactions	(26,502)	(27,742)	(29,570)
Fees for collections and payments	(7,107)	(6,302)	(6,507)
Sale of mutual fund units	(2,377)	(2,958)	(3,571)
Fees for securities transactions	(1,138)	(2,628)	(3,532)
Other fees	(4,406)	(4,524)	(6,777)

Total expenses from fees and commissions	(41,530)	(44,154)	(49,957)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

30.	Net Financial Operating Income:

The gain (losses) from trading and brokerage activities is detailed as follows:

	2008	2009	2010
	MCh$	MCh$	MCh$
Financial assets held-for-trading	42,323	17,903	21,307
Sale of available-for-sale instruments	(173)	19,627	19,178
Net loss of other transactions	113	743	485
Derivative instruments	342,573	(176,452)	(23,678)

Total	384,836	(138,179)	17,292

31.	Foreign Exchange Transaction, net:

Net foreign exchange transactions are detailed as follows:

	2008	2009	2010
	MCh$	MCh$	MCh$
Translation difference, net	(355,387)	233,620	69,538
Indexed foreign currency	2,375	(12,621)	(5,776)

Total	(353,012)	220,999	63,762

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	Provisions for Loan Losses:

The movement during 2008, 2009 and 2010 is the following:

		Loans to customers as of December 31, 2008
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial guarantees	Total
Provisions established:
Individual provisions	(311)	(66,271)	—	—	(66,271)	(1,146)	(67,728)
Group provisions	—	(6,964)	(7,659)	(106,970)	(121,593)	—	(121,593)

Provisions established, net	(311)	(73,235)	(7,659)	(106,970)	(187,864)	(1,146)	(189,321)

Provisions released:
Individual provisions	—	242	—	—	242	—	242
Group provisions	—	8	24	—	32	25	57

Provisions released, net	—	250	24	—	274	25	299

Recovery of written-off assets	—	16,653	3,391	19,604	39,648	—	39,648

Provisions, net allowances for credit risk	(311)	(56,332)	(4,244)	(87,366)	(147,942)	(1,121)	(149,374)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	Provisions for Loan Losses, continued:

		Loans to customers as of December 31, 2009
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial Guarantees	Total
Provisions established:
Individual provisions	(861)	(101,609)	—	—	(101,609)	(2,157)	(104,627)
Group provisions	—	(59,397)	(2,712)	(106,587)	(168,696)	(399)	(169,095)

Provisions established, net	(861)	(161,006)	(2,712)	(106,587)	(270,305)	(2,556)	(273,722)

Provisions released:
Individual provisions	—	—	—	—	—	3,979	3,979
Group provisions	—	1,519	—	—	1,519	—	1,519

Provisions released, net	—	1,519	—	—	1,519	3,979	5,498

Recovery of written-off assets	—	23,994	2,653	232	26,879	—	26,879

Provisions, net allowances for credit risk	(861)	(135,493)	(59)	(106,355)	(241,907)	1,423	(241,345)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

32.	Provisions for Loan Losses, continued:

		Loans to customers as of December 31, 2010
	Loans and advance to banks	Commercial loans	Mortgage loans	Consumer loans	Total	Financial guarantees	Total
Provisions established:
Individual provisions	—	(36,304)	—	—	(36,304)	(5,217)	(41,521)
Group provisions	—	(34,575)	(3,750)	(112,901)	(151,226)	(151)	(151,377)

Provisions established, net	—	(70,879)	(3,750)	(112,901)	(187,530)	(5,368)	(192,898)

Provisions released:
Individual provisions	567	934	—	—	934	—	1,501
Group provisions	—	1,577	—	—	1,577	—	1,577

Provisions released, net	567	2,511	—	—	2,511	—	3,078

Recovery of written-off assets	—	11,173	1,387	19,609	32,169	—	32,169

Provisions, net allowances for credit risk	567	(57,195)	(2,363)	(93,292)	(152,850)	(5,368)	(157,651)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

33.	Personnel Expenses:

Personnel expenses in 2009 and 2010 are detailed as follows:

	2008	2009	2010
	MCh$	MCh$	MCh$
Remuneration	152,467	159,247	157,839
Bonuses	70,053	50,734	69,203
Lunch and health benefits	16,316	17,613	17,817
Staff severance indemnities	42,654	10,921	7,140
Trading expenses	1,886	1,251	1,380
Other personnel expenses	22,179	17,016	19,358

Total	305,555	256,782	272,737

34.	Administrative Expenses:

As of December 31, 2009 and 2010, administrative expenses are detailed as follows:

	2008	2009	2010
	MCh$	MCh$	MCh$
General administrative expenses	133,121	127,710	136,580
Expenses for outsourced services	12,332	20,695	26,870
Board of Director’s expenses	2,749	2,485	2,358
Marketing expenses	26,447	17,943	23,182
Taxes, payroll taxes and contributions	8,905	8,165	8,679

Total	183,554	176,998	197,669

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

35.	Other Operating Income:

During 2009 and 2010, the Bank and its subsidiaries presented the following under other operating income:

	2008 MCh$	2009 MCh$	2010 MCh$
Income for assets received in lieu of payment	7,570	5,212	6,440
Rental income	4,262	5,088	4,080
Recovery from external branches	1,188	1,152	2,656
Expenses recovery	1,066	1,141	2,133
Foreign advisory services	2,501	2,781	2,130
Release of provisions for contingencies	332	—	294
Other	14,018	6,816	5,851

Total	30,937	22,190	23,584

36.	Other Operating Expenses:

During 2009 and 2010, the Bank and its subsidiaries incurred the following other operating expenses:

	2008 MCh$	2009 MCh$	2010 MCh$
Cobranding travel club and global pass	9,164	4,740	13,013
Write-offs for operating risks	4,307	3,753	10,400
Card administration	3,958	2,232	2,584
Operational expenses and writes-off leasing	—	303	2,254
Provision for other assets	5,047	1,039	1,704
Provisions for contingencies	10,714	5,043	689
Other	2,122	4,412	7,169

Total	35,312	21,522	37,813

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Related Party Transactions:

The disclosures for related party transactions follow the rules set out in IAS 24.

Article 89 of the Corporations Law, which applies to Chilean banks, indicates that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

The Bank did not enter into any transactions with his parent company, LQ Inversiones Financieras S.A., nor with the group’s ultimate parent, Quiñenco S.A.

(a)	Loans to related parties:

The following table details loans and accounts receivable, contingent loans and assets related to trading and investment securities, corresponding to related entities.

	Production companies (*)		Investment companies (*)		Individuals (*)		Total
	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$
Loans and accounts receivable
Commercial loans	224,746	111,140	34,492	65,839	614	567	259,852	177,546
Residential mortgage loans	—	—	—	—	8,315	9,366	8,315	9,366
Consumer loans	—	—	—	—	2,167	2,475	2,167	2,475

Gross loans	224,746	111,140	34,492	65,839	11,096	12,408	270,334	189,387
Provision for loan losses	(751)	(573)	(215)	(410)	(45)	(59)	(1,011)	(1,042)

Net loans	223,995	110,567	34,277	65,429	11,051	12,349	269,323	188,345
Off balance sheet accounts
Guarantees	10,937	15,745	—	58	—	—	10,937	15,803
Letters of credits	3,819	—	—	63	—	—	3,819	63
Banks guarantees	22,374	11,730	—	118	—	—	22,374	11,848
Immediately available credit lines	59,440	11,840	1,163	638	4,857	2,705	65,460	15,183

Total off balance sheet account	96,570	39,315	1,163	877	4,857	2,705	102,590	42,897
Financial guarantees	84	102	—	1	—	—	84	103

Amount covered by collateral
Mortgage	82,720	28,244	3,679	231	11,685	10,053	98,084	38,528
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Other	2,321	2,092	14,505	21,885	—	10	16,826	23,987

Total collateral	85,041	30,336	18,184	22,116	11,685	10,063	114,910	62,515

Acquired instruments
For trading purposes	—	—	—	—	—	—	—	—
For investment purposes(*)	15,200	2,333	—	—	—	—	15,200	2,333

Total acquired instruments	15,200	2,333	—	—	—	—	15,200	2,333

(*)	The Bank has several business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other parties. These transactions also did not involve more than the normal risk of collectability or present other unfavorable features. The outstanding balance and year end are unsecured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Related Party Transactions, continued:

(a)	Loans to related parties, continued:

*	Production companies are legal entities which comply with the following conditions:

a)	they engage in productive activities and generate a separable flow of income

b)	less than 50% of their assets are trading securities or investments

*	Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

*	Individuals include key members of the management, who directly or indirectly posses the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(b)	Other assets and liabilities with related parties:

	2009 MCh$	2010 MCh$
Assets
Cash and due from banks	79,101	102,936
Derivative instruments	172,474	139,343
Other assets	2,656	2,349

Total	254,231	244,628

Liabilities
Demand deposits	50,971	62,816
Saving accounts and time deposits	231,171	282,487
Derivative instruments	128,535	124,293
Borrowing from financial institutions	124,319	153,678
Other liabilities	5,932	6,364

Total	540,928	629,638

(c)	Income and expenses from related party transactions (*):

	2009		2010
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$
Interest and revenue expenses	8,000	2,772	10,619	7,685
Fees and commission income	50,073	24,075	29,472	28,297
Net financial operating income	—	42,738	21,019	—
Foreign currency translation	133	8	—	—
Provision for credit risk	—	376	—	686
Operating expenses	—	59,324	—	53,378
Other income and expenses	768	628	770	626

Total	58,974	129,921	61,880	90,672

(*)	This detail does not constitute an Income Statement for related party transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Related Party Transactions, continued:

(d)	Related party contracts:

There are not any contract entered during 2009 and 2010 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

(e)	Payments to key management personnel:

	2009 MCh$	2010 MCh$
Remunerations	3,592	3,327
Short-term benefits	3,520	4,072
Contract termination indemnity	741	306

Total	7,853	7,705

Composition of key personnel:

	N° of executives
Position	2009	2010
CEO	1	1
CEOs of subsidiaries	8	8
Division Managers	14	14

Total	23	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

37.	Related Party Transactions, continued:

(f)	Directors’ expenses and remunerations:

	Remunerations					Fees for attending Board meetings			Fees for attending Committees and Subsidiary Board meetings (1)			Consulting			Total
Name of Directors	2008 MCh$		2009 MCh$		2010 MCh$	2008 MCh$	2009 MCh$	2010 MCh$	2008 MCh$	2009 MCh$	2010 MCh$	2008 MCh$	2009 MCh$	2010 MCh$	2008 MCh$	2009 MCh$	2010 MCh$
Pablo Granifo Lavín	363	(*)	332	(*)	334	51	39	40	332	291	284	—	—	—	746	662	658
Andrónico Luksic Craig	147		140		137	9	13	5	—	—	—	—	—	—	156	153	142
Jorge Awad Mehech	49		47		45	25	21	19	74	63	85	—	—	—	148	131	149
Felipe Joannon Vergara	—		—		37	—	—	18	—	—	45	—	—	—	—	—	100
Jacob Ergas Ergas	49		47		46	19	17	18	47	53	52	—	—	—	115	117	116
Jaime Estévez Valencia	49		47		46	26	21	22	76	67	70	—	—	—	151	135	138
Guillermo Luksic Craig	49		47		46	13	6	12	—	—	—	—	—	—	62	53	58
Rodrigo Manubens Moltedo	49		47		46	25	19	22	66	55	49	—	—	—	140	121	117
Gonzalo Menéndez Duque	49		47		46	23	19	19	121	115	98	—	—	—	193	181	163
Francisco Pérez Mackenna	49		47		46	23	18	19	62	55	53	—	—	—	134	120	118
Thomas Fürst Freiwirth	49		47		46	21	19	17	56	49	36	—	—	—	126	115	99
Juan Andrés Fontaine Talavera	38		47		7	20	19	2	46	52	5	—	—	—	104	118	14
Other subsidiary directors	13		—		—	6	—	—	139	119	156	10	—	56	168	119	212

Total	953		895		882	261	211	213	1,019	919	933	10	—	56	2,243	2,025	2,084

(1)	Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda. of MCh$22, MCh$19 and MCh$14 in 2008, 2009 and 2010.
(*)	Includes a provision of MCh$216, MCh$192 and MCh$197 in 2008, 2009 and 2010 for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$ 227, MCh$233 and MCh$229 in 2008, 2009 and 2010.

Travel and other related expenses amount to MCh$ 279, MCh$227 and MCh$45 in 2008, 2009 and 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities:

(a)	Financial instruments measured at fair value

The Bank and its subsidiaries determine the fair value of financial instruments by taking into account:

1.	The price of the financial instruments observed in the market, whether derived from observations or using modeling.

2.	The credit risk presented by the issuer of a debt instrument.

3.	The liquidity conditions and depth of the respective markets.

4.	Whether the position is an asset or liability to the Bank (in the case of derivatives, if the future cash flow is received or paid).

Based on an analysis of these factors, the Bank classifies the financial instruments in its portfolio into one of three levels:

Level 1:	Observable prices in active markets for the specific type of instrument or transaction to be measured.

Level 2:	Valuation techniques based on observable factors. This category includes instruments valued using: Quoted prices for similar instruments, either in active or less active markets. Other valuation techniques when all significant inputs are directly or indirectly observable based on market data.

Level 3:	Valuation techniques that use significant unobservable factors. This category includes all instruments where the valuation technique includes factors that are not based on observable data and the unobservable factors can have a significant effect on the valuation of the instrument. This category contains instruments that are valued based on quoted prices for similar instruments that require adjustments or significant unobservable assumptions to reflect the differences between them.

Valuation of Financial Instruments

The Bank’s accounting policy for measuring fair value is discussed in Note 2(e).

The Bank has established a control framework for measuring fair values. This framework includes a Product Control Function, which is independent from key management and reports directly to the Financial Control Manager. The product control area is generally responsible for independently verifying the results of trading and investment transactions as well as all fair value measurements. These controls include: verifying factors to determine observable prices and valuation models used; a review and approval process for new models and changes to models affecting the product control (result) and the Bank’s Market Risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

Derivatives

With the exception of currency futures, for which prices are directly observable on active market and, therefore, are classified as Level 1, the Bank classifies derivative instruments as Level 2.

Within Level 2, valuations are performed using simple net present value calculations for all instruments without options. Options are valued using well-known, widely accepted valuation models.

The most frequently applied valuation techniques include forward pricing and swap models using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange rates and interest rate curves.

Investments in Financial Instruments

Debt instruments are valued using the internal rate of return, used to discount all cash flows of the respective instrument. The valuation calculations for debt instruments built into the Bank’s systems are those used by the Santiago Stock Exchange or Bloomberg, as appropriate.

Part of the portfolio of available-for-sale financial instruments, which are instruments that are not actively quoted, is valued using valuation techniques for which there are no relevant observable data from active markets and, therefore, they are classified as Level 3. These assets are valued based on the prices of assets with similar characteristics, taking into account the market, currency, type of instrument, liquidity, duration, issuer risk and cash flow structure, among other factors.

Valuation Techniques:

The Bank in accordance with what management believes to be best practices in the industry uses different techniques to establish the fair value of financial instruments, depending on several factors such as market activeness, liquidity and credit risk.

The base of the valuation technique is the Present Value mathematics (PV) using the appropriate discount factors and cash flows. Those instruments with options-characteristics are valued according to widely-accepted models such as Black-Scholes-Merton. For more complex or unique instruments, more sophisticated modeling techniques, assumptions and parameters are required, including correlation, prepayment speeds, default rates and loss severity. Also, the Bank, compares this fair value valuation against independent provides, and a set of limits in each market factor.

The used valuation techniques require multiple parameters as inputs. The availability of these parameters depends on the activity and liquidity level of the markets. For financial instruments traded in active and liquid markets, market quotes are used. For less liquid and active markets, market data inputs is not quoted, like in an active market, indicative broker quotes and consensus pricing information is used. In both cases, Treasury is responsible for setting the valuation parameters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques, continued:

Finally, it is necessary to verify the determined fair value in a quantitative way. To accomplish this task, the Product Control Unit Area (PCU), has settled an Independent Price Verification Process (IPVP) to compare, on a regular basis, differences in Mark-to-Market between Treasury and Independent data providers. These differences are reported by market factor and measured against limits. In case that one limit is breached, the responsible Treasury area is required to establish the support for these inputs or take a corrective action plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

The following tables detail the classification, by level, of financial instruments measured at fair value.

	Level 1		Level 2		Level 3		Total
	2009	2010	2009	2010	2009	2010	2009	2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	146,278	150,571	15,816	6,621	—	—	162,094	157,192
Other instruments issued in Chile	1,212	1,635	185,552	119,198	2,732	1,740	189,496	122,573
Instruments issued abroad	—	—	—	—	—	—	—	—

Subtotal	147,490	152,206	201,368	125,819	2,732	1,740	351,590	279,765

Derivative contracts for trading purposes
Forwards	—	—	193,729	118,705	—	—	193,729	118,705
Swaps	—	—	370,417	367,390	—	—	370,417	367,390
Call Options	—	—	300	133	—	—	300	133
Put Options	—	—	65	—	—	—	65	—
Futures	81	—	—	—	—	—	81	—

Subtotal	81	—	564,511	486,228	—	—	564,592	486,228

Hedge derivative contracts
Swaps	—	—	1,394	2,126	—	—	1,394	2,126

Subtotal	—	—	1,394	2,126	—	—	1,394	2,126

Financial assets available-for-sale
From the Chilean Government and Central Bank	—	—	448,289	371,487	—	—	448,289	371,487
Other instruments issued in Chile	—	—	488,764	471,066	128,285	113,798	617,049	584,864
Instruments issued abroad	—	—	—	—	202,436	200,754	202,436	200,754

Subtotal	—	—	937,053	842,553	330,721	314,552	1,267,774	1,157,105

Other assets:
Mutual fund investments	80,237	28,787	—	—	—	—	80,237	28,787

Subtotal	80,237	28,787	—	—	—	—	80,237	28,787

Total	227,808	180,993	1,704,326	1,456,726	333,453	316,292	2,265,587	1,954,011

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	179,160	191,280	—	—	179,160	191,280
Swaps	—	—	352,112	325,148	—	—	352,112	325,148
Call Options	—	—	244	109	—	—	244	109
Put Options	—	—	376	429	—	—	376	429
Futures	—	—	183	—	—	—	183	—
Other	—	—	21	21	—	—	21	21

Subtotal	—	—	532,096	516,987	—	—	532,096	516,987

Hedge derivative contracts		—
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	6,144	11,458	—	—	6,144	11,458

Subtotal	—	—	6,144	11,458	—	—	6,144	11,458

Total	—	—	538,240	528,445	—	—	538,240	528,445

During the years ended December 31, 2009 and 2010 there were no transfers between level 1 and 2 and nor between level 2 and 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level 3 Reconciliation:

The following tables show the reconciliation between the beginning and ending balances of instruments classified as Level 3, whose fair value is reflected in the financial statements.

	As of December 31, 2009
	Balance as of January 1, 2009	Gain (loss) Recognized in Income	Gain (loss) Recognized in Equity	Purchases	Sales	Agreements	Balance as of December 31, 2009
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	17,372	1,213	—	110,819	(126,672)	—	2,732
Instruments issued abroad	—	—	—	—	—	—	—

Total	17,372	1,213	—	110,819	(126,672)	—	2,732

Financial assets available-for-sale
Other instruments issued in Chile	112,835	(4,429)	6,207	172,957	(157,121)	(2,164)	128,285
Instruments issued abroad	102,886	(5,809)	21,417	94,555	(10,613)	—	202,436

Total	215,721	(10,238)	27,624	267,512	(167,734)	(2,164)	330,721

	As of December 31, 2010
	Balance as of January 1, 2010	Gain (loss) Recognized in Income	Gain (loss) Recognized in Equity	Purchases	Sales	Agreements	Balance as of December 31, 2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,732	251	—	62,837	(64,080)	—	1,740
Instruments issued abroad	—	—	—	—	—	—	—

Total	2,732	251	—	62,837	(64,080)	—	1,740

Financial assets available-for-sale
Other instruments issued in Chile	128,285	165	(1,518)	104,442	(116,277)	(1,300)	113,798
Instruments issued abroad	202,436	869	(256)	77,034	(79,330)	—	200,754

Total	330,721	1,034	(1,774)	181,476	(195,607)	(1,300)	314,552

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Sensitivity of instruments classified as Level 3 to changes in key assumptions of models.

The following tables show the sensitivity, by type of instrument, of instruments classified as Level 3 to changes in key valuation assumptions:

	As of December 31, 2009		As of December 31, 2010
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	2,732	3	1,740	5

Total	2,732	3	1,740	5

Financial assets available-for-sale
Other instruments issued in Chile	128,285	1,492	113,798	847
Instruments issued abroad	202,436	2,249	200,754	3,012

Total	330,721	3,741	314,552	3,859

In order to determine the sensitivity of the level 3 fair value measurements to changes in the relevant input factors the Bank has carried out an alternative fair value calculation, from the rates provided by Treasury, shifting the unobservable valuation parameters. The reasonability of these shifts has been assured by using data from specialized external data providers. The instruments classified as level 3 fair value measurements as of December 31, 2009 and 2010 are fixed income securities and notes. The key valuation parameters used in the valuation of these instruments are interest rates and the specific credit risk spreads considering the market environment and the counterparty’s specific risk

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

38.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Fair Value
	2009	2010	2009	2010
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	727,553	772,329	727,553	772,329
Transactions in the course of collection	526,051	429,756	526,051	429,756
Receivables from repurchase agreements and security borrowing	79,401	82,787	79,401	82,787

Subtotal	1,333,005	1,284,872	1,333,005	1,284,872

Loans and advances to banks
Domestic banks	123,796	13,305	123,796	13,305
Foreign banks	325,185	336,283	325,185	336,283

Subtotal	448,981	349,588	448,981	349,588

Loans to customers, net
Commercial loans	8,531,566	9,079,424	8,508,843	9,223,767
Residential mortgage loans	2,513,107	2,912,504	2,645,875	3,048,071
Consumer loans	1,834,482	2,038,040	1,815,153	2,107,152

Subtotal	12,879,155	14,029,968	12,969,871	14,378,990

Total	14,661,141	15,664,428	14,751,857	16,013,450

Liabilities
Current accounts and other demand deposits	3,718,076	4,446,181	3,718,076	4,446,181
Transactions in the course of payment	325,056	208,750	325,056	208,750
Payables from repurchase agreements and security lending	308,028	81,755	308,028	81,755
Saving accounts and time deposits	7,427,481	7,697,968	7,412,045	7,653,446
Borrowings from financial institutions	1,368,226	1,281,372	1,359,636	1,280,759
Other financial obligations	176,150	179,160	176,150	179,160

Subtotal	13,323,017	13,895,186	13,298,991	13,850,051

Debt issued
Letters of credit for residential purposes	169,996	133,709	168,721	142,877
Letters of credit for general purposes	95,585	65,159	94,868	69,627
Bonds	815,734	820,331	797,245	809,689
Subordinated bonds	506,683	744,966	549,959	1,020,584

Subtotal	1,587,998	1,764,165	1,610,793	2,042,777

Total	14,911,015	15,659,351	14,909,784	15,892,828

The fair value of assets not presented at that value in the Statement of Financial Position is derived from estimated cash flows the Bank expects to receive, discounted using the relevant market interest rate for each type of transaction.

The fair value of liabilities without market quotes is based on discounted cash flows using the interest rate for similar maturity terms.

For financial assets and liabilities that have a short term maturity (less than three months) it is assumed that the carrying amounts approximate their fair value. This assumption is also applied to demand deposits and savings accounts without specific maturity.

The Bank did not incur any “day 1” profits or losses during the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Maturity of Assets and Liabilities:

The table below shows the classification of assets and liabilities as current and non-current as the balance sheet is presented in the order of liquidity without indicating this information.

	As of December 31, 2009
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	727,553	—	727,553
Transactions in the course of collection	526,051	—	526,051
Financial assets held-for-trading	351,590	—	351,590
Receivables from repurchase agreements and security borrowing	79,401	—	79,401
Derivative instruments	256,290	309,696	565,986
Loans and advance to banks (*)	423,643	26,515	450,158
Loans to customers (*)	5,851,975	7,339,281	13,191,256
Financial assets available-for-sale	717,142	550,632	1,267,774
Investment in other companies	—	10,494	10,494
Property and equipment	—	205,847	205,847
Investment properties	—	17,840	17,840
Intangible assets	—	88,182	88,182
Current tax assets	—	—	—
Deferred tax assets, net	—	49,733	49,733
Other assets	170,345	112,527	282,872

Total assets	9,103,990	8,710,747	17,814,737

	As of December 31, 2010
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Assets
Cash and due from banks	772,329	—	772,329
Transactions in the course of collection	429,756	—	429,756
Financial assets held-for-trading	279,765	—	279,765
Receivables from repurchase agreements and security borrowing	82,787	—	82,787
Derivative instruments	210,661	277,693	488,354
Loans and advance to banks (*)	250,401	99,797	350,198
Loans to customers (*)	6,407,405	7,970,590	14,377,995
Financial assets available-for-sale	638,460	518,645	1,157,105
Investment in other companies	—	11,072	11,072
Property and equipment	—	205,539	205,539
Investment properties	—	17,459	17,459
Intangible assets	—	87,276	87,276
Current tax assets	—	3,363	3,363
Deferred tax assets, net	—	57,678	57,678
Other assets	132,235	172,190	304,425

Total assets	9,203,799	9,421,302	18,625,101

(*)	The respective provisions, which amount MCh$312,101 and MCh$348,027 in 2009 and 2010 for loans to customers and MCh$1,177 and MCh$610 for loans and advances to bank, have not been deducted from these balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

39.	Maturity of Assets and Liabilities, continued:

	As of December 31, 2009
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	3,718,076	—	3,718,076
Transactions in the course of payment	325,056	—	325,056
Payables from repurchase agreements and security lending	308,028	—	308,028
Saving accounts and time deposits	7,230,085	197,396	7,427,481
Derivative instruments	278,602	259,638	538,240
Borrowings from financial institutions	1,226,426	141,800	1,368,226
Debt issued	368,058	1,219,940	1,587,998
Other financial obligations	144,337	31,813	176,150
Current tax liabilities	—	39,018	39,018
Employee benefits	—	43,202	43,202
Provisions	88,607	—	88,607
Other liabilities	95,440	184,952	280,392

Total liabilities	13,782,715	2,117,759	15,900,474

	As of December 31, 2010
	Less than 12 months	Over 1 year	Total
	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	4,446,181	—	4,446,181
Transactions in the course of payment	208,750	—	208,750
Payables from repurchase agreements and security lending	81,755	—	81,755
Saving accounts and time deposits	7,137,208	560,760	7,697,968
Derivative instruments	247,952	280,493	528,445
Borrowings from financial institutions	1,146,338	135,034	1,281,372
Debt issued	186,433	1,577,732	1,764,165
Other financial obligations	118,628	60,532	179,160
Current tax liabilities	—	—	—
Employee benefits	—	55,433	55,433
Provisions	114,685	—	114,685
Other liabilities	112,924	111,301	224,225

Total liabilities	13,800,854	2,781,285	16,582,139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management:

(1)	Introduction:

The Bank’s risk management is based on specialization, knowledge of the business and the experience of its teams, with professionals specifically dedicated to each different type of risks. Our policy is to maintain an integrated, forward looking approach to risk management, taking into account the current and forecasted economic environment and the risk/return ratio of all products for both the Bank and its subsidiaries.

Our credit policies and processes acknowledge the particularities of each market and segment, thus affording specialized treatment. The integrated information prepared for risk analyses is key to developing our strategic plan, the objectives which include: determining the desired risk level for each business line; aligning all strategies with the established risk level; communicating desired risk levels to the Bank’s commercial areas; developing models, processes and tools for evaluating, measuring and controlling risk throughout the different business lines and areas; informing the board of directors about risks and their evolution; proposing action plans to address important deviations in risk indicators and enforcing compliance of applicable standards and regulations.

(a)	Risk Management Structure

Credit and Market Risk Management takes place at different levels throughout the organization, structured in response to both the important role that risk plays and the diverse types of risks that exist.

The Bank segregates risk management into two divisions that directly report to the Chief Executive Officer: the Companies Credit Risk and Market Risk Division and the Individuals Credit Risk Division. These divisions are internally organized based on the Bank’s commercial structure and function independently. They complement the Operational Risk Area, which reports to the Operations and Technology Division.

The Companies Credit Risk and Market Risk Division is responsible for the quality of the Bank’s portfolio and giving impulses in order to optimize the risk/return ratio for all client segments, from small and medium enterprises to corporations, including Private Banking. This division is also responsible for managing the Bank’s financial and market risks. The Individuals Risk Division plays a similar role for all of the Individuals client segments, including Banco CrediChile’s portfolio. The Operational Risk Area monitors loss events stemming from operating, administrative or technical factors or fraud, verifies controls and proposes corrective measures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(i)	Board of Directors

Banco de Chile’s Board of Directors is continually informed of developments in the different risk areas through its Finance, Credit, Portfolio and Audit Committees, in which it reviews the status of credit and market risks. The Board of Directors participates actively in each of these risk areas, keeping abreast of the portfolio and helping to define strategies that impact portfolio quality.

(ii)	Finance, International and Financial Risk Committee

This committee meets monthly to review developments and the current status of financial positions and market, price and liquidity risk. It reviews estimated results from financial positions in order to measure the risk/return ratio of the Bank’s Treasury business, as well as the evolution of and forecasts regarding use of capital.

(iii)	Credit Committees

All loan proposals made to customers must be approved by the appropriate committee. As a general rule, this committee must include a minimum of three executives, one of which must have sufficient authority to approve the specific transaction. There are various levels of authority, differentiated by segment and applied based on exposure, risk rating, statements of uncollectability, loan charge-offs, etc. The highest of these committees is the Board of Directors’ Loan Committee, which reviews and approves the Bank’s main risk exposures. This committee is composed of at least three directors, the Chief Executive Officer and the Credit Risk Division Manager.

(iv)	Portfolio Committee

This committee reviews in detail any developments in key credit risk variables. It reviews indicators such as risk, default, impaired portfolio and portfolio expense indices, among others. This review includes aggregate information at portfolio level, detailed by industry sector, segment, business unit, credit rating, etc. This committee also conducts a detailed review of the Bank’s main debtors, either by exposure or impairment. This committee is composed of the Chairman of the Board of Directors, at least one director, the Chief Executive Officer and the Credit Risk Managers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(v)	Treasury

The Bank’s Treasury Division is responsible for managing price risks (interest rates, exchange rates and options volatility) for its Trading and Accrual Portfolios, based on limits approved by the Board of Directors. In addition, it is the sole body responsible for ensuring that the Bank maintains adequate liquidity levels in line with market conditions and the needs of its different business units.

(vi)	Operational Risk Committee

This committee periodically reviews the status of operational risks, analyzing reasons for losses and progress made on any corrective measures adopted. It is composed of the Chief Executive Officer, the Manager of the Operations and Technology Division, the Manager of the Financial Control and Management Division, the Controller and the Operational Risk Manager.

(b)	Internal Audit

Risk management processes throughout the Bank are continually audited by the Internal Audit Area, which analyzes the sufficiency of and compliance with risk management procedures, Internal Audit discusses the results of all evaluations with management and reports its findings and recommendations to the Board of Directors.

(c)	Measurement Methodology

In terms of Credit Risk, provision levels and portfolio expenses are the basic measurements used to determine the credit quality of our portfolio.

Each year, the Board of Directors is presented with the results of a sufficiency test for allowances for loan loss. This test shows whether the Bank’s existing level of allowances for loan loss, both for the individual and group portfolios, is sufficient, based on historic losses or impairment experienced by the portfolio. The Board of Directors must issue a formal opinion on its sufficiency.

Risk monitoring and control are performed primarily based on established limits. These limits reflect the Bank’s business and market strategy as well as the risk level it is willing to accept, with added emphasis on selected industry sectors.

The Bank’s Chief Executive Officer, on a daily basis, and the Finance, International and Market Risk Committee, on a monthly basis, receive a report detailing the evolution of the Bank’s price and liquidity risk, based on both internal and regulator-imposed metrics.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(d)	Mitigating Interest Rate Risk in the Accrual Portfolio using Derivatives

The Bank uses derivatives to manage exposure from changes in interest rates of loans and bonds in the available-for-sale portfolio.

The effectiveness of each hedge is evaluated each month by the Market Risk Control and Information area. When determined to be ineffective, a new hedge structure must be defined if the Bank wants to continue to mitigate the given risk using derivatives.

(e)	Use of Collateral

The Bank actively uses collateral to reduce its credit risks (see below for more details).

(2)	Credit Risk

Credit risk is the risk that we will incur a loss because our customers or counterparties do not comply with their contractual obligations.

This risk is managed using a global, unified and forward-looking strategy, which recognizes the current and projected economic environment of the markets and segments in which our different businesses are developing and grants appropriate credit treatment to each such market or segment by using risk limits that we are willing to accept from counterparties.

Managing credit risk is, therefore, inherent to our business and must be incorporated into each segment in which we do business: In this way, we may achieve an optimum balance between assumed risks and attained returns and properly allocate capital to each business line while complying with regulations and criteria defined by the Board of Directors, in order to ensure that the Bank has an appropriate capital base for potential losses that may arise from its credit exposure.

Counterparty limits are established by analyzing financial information, risk ratings, the nature of the exposure, documentation, guarantees, market conditions and the pertinent industry sector, among other factors. The process of monitoring credit quality also includes identifying in advance any possible changes in counterparty’s payment capacity, which enables us to evaluate the potential loss from these risks and take corrective actions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(a)	Approval Process

Loan analysis and approval is conducted using a differentiated approach for each market segment, using three separate credit-risk models:

Automated Model: This model focuses on individuals from the mass-market segment (i.e., not business-related) and is based on the integral automation of processes, which consist of admission, approval, follow-up and recovery, using scoring and behavior-based approval systems.

The Bank has also developed a broad level of knowledge regarding selection of customers, with a significant capacity to discriminate between subjects of different credit bases. Using this model, we have developed separate segmented models for retail banking and Banco CrediChile. In the case of our Consumer Division (Banco CrediChile), there are further distinctions for employed customers, which are separated into the following five sub-segments: retired persons, employees in the public sector, employees in the private sector over 40 years of age, employees in the private sector under 40 years of age and self-employed.

In retail banking there are also sub-segments divided by activity and length of the customer’s relationship with the Bank.

Parametric Model: This model is applied to individuals and small and medium-sized companies in business. To analyze these segments, the Bank uses certain levels of automation and parameterization. Automation currently provides a fundamental pillar for the pre-approval process for small companies and support for potential evaluations of medium-sized companies.

Case-by-case Model: This model is used for the wholesale segment. It is based on individual expert evaluation on risk level, operation amounts and business complexity, among other variables.

(b)	Control and Follow-up

The ongoing control and follow-up of credit risk is the basis for proactive portfolio management and enables risk to be recognized opportunely, thus identifying business opportunities and detecting potential impairment before it occurs.

In the wholesale business segment, control and follow-up are realized through a combination of reviews. The most relevant are the following:

•	High-level structured portfolio reviews with respect to the impact of specific macroeconomic fluctuations in relevant sectors of activity, defining case-by-case actions plans.

•	Constant monitoring system in order to detect early on those customers that show potential risks, agreeing on specific action plans for these customers with the corresponding client servicing team.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(b)	Control and Follow up, continued:

•

Payment arrears management, backed by predictive indicators of risk level, with follow-up and action plans in the case of our most important customers, plus management of differentiated strategies for early recovery.

•	Follow-up of the conditions, restrictions and covenants imposed by the credit committee to all operations requiring it due to their importance or complexity.

•	Control of the exposure as well as the sufficiency of guarantees granted in the form of shares, monitoring fluctuations and preparing action plans in the event of insufficient coverage.

•	Follow-up schemes of credit behavior variables and borrowers’ financial condition.

•	Risk segmentation strategies for collections processes and policies to better integrate loan approval and monitoring processes, aligned behind a single vision of customer credit fundamentals.

(c)	Derivative Instruments

The value of derivative financial instruments is always reflected in the Bank’s balance sheet. The risks derived from these instruments, determined using SBIF models, are controlled against lines of credit of the counterparty at the inception of each transaction.

(d)	Portfolio Concentration

Maximum credit risk exposure per counterparty without considering collateral or other credit enhancements as of December 31, 2009 and 2010 does not exceed 10% of the Bank’s effective equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2009.

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and due from banks	478,576	222,709	—	26,268	727,553

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	162,094	—	—	—	162,094
Other instruments issued in Chile	189,496	—	—	—	189,496

Subtotal	351,590	—	—	—	351,590

Receivables from repurchase agreements and security borrowing	79,401	—	—	—	79,401

Derivative contracts for trading purposes
Forwards	114,950	48,781	—	29,998	193,729
Swaps	178,048	165,129	—	27,240	370,417
Call options	300	—	—	—	300
Put options	65	—	—	—	65
Futures	—	—	—	81	81

Subtotal	293,363	213,910	—	57,319	564,592

Hedge derivative contracts
Forwards	1,077	—	—	—	1,077
Swaps	—	213	—	104	317

Subtotal	1,077	213	—	104	1,394

Loans and advances to banks
Domestic banks	123,796	—	—	—	123,796
Foreign banks	—	211	190,208	134,766	325,185

Subtotal	123,796	211	190,208	134,766	448,981

Loans to customers (before allowances for loans losses)
Commercial loans	8,355,043	226	191,177	174,730	8,721,176
Residential mortgage loans	2,527,006	—	—	—	2,527,006
Consumer loans	1,943,074	—	—	—	1,943,074

Subtotal	12,825,123	226	191,177	174,730	13,191,256

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	448,289	—	—	—	448,289
Other instruments issued in Chile	617,049	—	—	—	617,049
Instruments issued abroad	126,693	36,426	18,753	20,564	202,436

Subtotal	1,192,031	36,426	18,753	20,564	1,267,774

Financial assets held-to-maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

	Financial Services	Government	Retail (Individuals)	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Forestry	Fishing	Transportation and Telecom	Construction	Services	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and due from banks	451,473	127,166	—	—	—	—	—	—	—	—	—	—	148,914	—	727,553

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	162,094	—	—	—	—	—	—	—	—	—	—	—	—	162,094
Other instruments issued in Chile	189,496	—	—	—	—	—	—	—	—	—	—	—	—	—	189,496

Subtotal	189,496	162,094	—	—	—	—	—	—	—	—	—	—	—	—	351,590

Receivables from repurchase agreements and security borrowing	3,844	—	—	36,463	4,710	7,600	23,272	831	—	15	2,260	19	387	—	79,401

Derivative contracts for trading purposes
Forwards	161,908	—	119	16,488	3,465	548	1,890	543	—	135	8,037	454	142	—	193,729
Swaps	318,270	—	—	3,761	1,449	479	28,037	302	—	2,446	15,405	268	—	—	370,417
Call options	—	—	—	15	245	—	—	2	—	2	36	—	—	—	300
Put options	—	—	—	64	1	—	—	—	—	—	—	—	—	—	65
Futures	—	—	—	—	—	—	—	—	—	—	—	81	—	—	81

Subtotal	480,178	—	119	20,328	5,160	1,027	29,927	847	—	2,583	23,478	803	142	—	564,592

Hedge Derivative Contracts
Forwards	1,077	—	—	—	—	—	—	—	—	—	—	—	—	—	1,077
Swaps	317	—	—	—	—	—	—	—	—	—	—	—	—	—	317

Subtotal	1,394	—	—	—	—	—	—	—	—	—	—	—	—	—	1,394

Loans and advances to banks
Domestic banks	13,796	110,000	—	—	—	—	—	—	—	—	—	—	—	—	123,796
Foreign banks	325,185	—	—	—	—	—	—	—	—	—	—	—	—	—	325,185

Subtotal	338,981	110,000	—	—	—	—	—	—	—	—	—	—	—	—	448,981

Loans to customers
Commercial loans (*)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Residential mortgage loans	157,255	—	2,223,268	26,095	6,855	843	61	10,635	—	692	7,400	5,484	6,148	82,270	2,527,006
Consumer loans	79,036	—	1,762,546	17,157	5,332	558	7	14,552	—	491	5,858	3,336	2,702	51,499	1,943,074
Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	—	448,289	—	—	—	—	—	—	—	—	—	—	—	—	448,289
Other instruments issued in Chile	554,558	—	—	—	5,928	—	27,776	—	—	—	10,505	2,727	13,443	2,112	617,049
Instruments issued abroad	79,617	26,568	—	—	49,638	4,910	36,935	—	—	—	—	—	—	4,768	202,436

Subtotal	634,175	474,857	—	—	55,566	4,910	64,711	—	—	—	10,505	2,727	13,443	6,880	1,267,774

Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 10 (e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2010:

	Chile	United States	Brazil	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets
Cash and due from banks	729,706	24,733	—	17,890	772,329

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	157,192	—	—	—	157,192
Other instruments issued in Chile	122,573	—	—	—	122,573

Subtotal	279,765	—	—	—	279,765

Receivables from repurchase agreements and security borrowing	82,787	—	—	—	82,787

Derivative contracts for trading purposes
Forwards	95,160	18,409	—	5,136	118,705
Swaps	168,567	159,635	—	39,188	367,390
Call options	133	—	—	—	133

Subtotal	263,860	178,044	—	44,324	486,228

Hedge derivative contracts
Forwards	—	—	—	—	—
Swaps	—	1,302	—	824	2,126

Subtotal	—	1,302	—	824	2,126

Loans and advances to banks
Domestic banks	13,305	—	—	—	13,305
Foreign banks	—	—	154,509	181,774	336,283

Subtotal	13,305	—	154,509	181,774	349,588

Loans to customers (before allowances for loans losses)
Commercial loans	9,203,655	1,191	21,211	64,925	9,290,982
Residential mortgage loans	2,927,778	—	—	—	2,927,778
Consumer loans	2,159,235	—	—	—	2,159,235

Subtotal	14,290,668	1,191	21,211	64,925	14,377,995

Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	371,487	—	—	—	371,487
Other instruments issued in Chile	584,864	—	—	—	584,864
Instruments issued abroad	124,650	71,805	4,299	—	200,754

Subtotal	1,081,001	71,805	4,299	—	1,157,105

Financial assets held-to-maturity	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

	Financial Services MCh$	Government MCh$	Retail (Individuals) MCh$	Trade MCh$	Manufacturing MCh$	Mining MCh$	Electricity, Gas and Water MCh$	Agriculture and Livestock MCh$	Forestry MCh$	Fishing MCh$	Transportation and Telecom MCh$	Construction MCh$	Services MCh$	Other MCh$	Total MCh$
Financial assets
Cash and due from banks	264,715	310,359	—	—	—	—	—	—	—	—	—	—	197,255	—	772,329

Financial assets held-for-trading
From the Chilean Government and Central Bank of Chile	—	157,192	—	—	—	—	—	—	—	—	—	—	—	—	157,192
Other instruments issued in Chile	120,938	—	—	16	—	—	256	957	—	—	—	—	—	406	122,573

Subtotal	120,938	157,192	—	16	—	—	256	957	—	—	—	—	—	406	279,765

Receivables from repurchase agreements and security borrowing	36,983	—	—	2,445	14,839	260	25,751	—	75	16	1,921	54	443	—	82,787

Derivative contracts for trading purposes
Forwards	86,080	—	117	6,279	5,952	3,501	3,083	969	2,065	652	3,145	272	6,522	68	118,705
Swaps	288,217	—	—	6,642	1,369	220	28,828	1,666	25	2,487	18,752	690	18,494	—	367,390
Call options	6	—	—	13	—	—	—	—	—	—	—	—	114	—	133

Subtotal	374,303	—	117	12,934	7,321	3,721	31,911	2,635	2,090	3,139	21,897	962	25,130	68	486,228

Hedge derivative contracts
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	2,126	—	—	—	—	—	—	—	—	—	—	—	—	—	2,126

Subtotal	2,126	—	—	—	—	—	—	—	—	—	—	—	—	—	2,126

Loans and advances to banks
Domestic banks	13,149	156	—	—	—	—	—	—	—	—	—	—	—	—	13,305
Foreign banks	336,283	—	—	—	—	—	—	—	—	—	—	—	—	—	336,283

Subtotal	349,432	156	—	—	—	—	—	—	—	—	—	—	—	—	349,588

Loans to customers
Commercial loans (*)
Residential mortgage loans	3,404	—	183,053	57,504	13,550	2,374	209	20,623	—	1,385	18,232	15,823	62,625	2,548,996	2,927,778
Consumer loans	1,481	—	73,682	35,176	10,118	1,470	127	26,336	—	809	13,921	8,714	26,428	1,960,973	2,159,235
Financial assets available-for-sale
From the Chilean Government and Central Bank of Chile	—	371,487	—	—	—	—	—	—	—	—	—	—	—	—	371,487
Other instruments issued in Chile	551,112	—	—	—	5,457	—	8,666	—	5,146	—	—	1,545	12,938	—	584,864
Instruments issued abroad	105,095	7,968	—	—	39,086	4,880	36,895	—	—	—	—	—	—	6,830	200,754

Subtotal	656,207	379,455	—	—	44,543	4,880	45,561	—	5,146	—	—	1,545	12,938	6.830	1,157,105

Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

(*)	See commercial loans by industry sector in Note 10 (e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(e)	Collateral and Other Credit Enhancements

The amount and type of collateral required depends on the counterparty’s credit risk assessment. The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

•	For commercial loans: Residential and non-residential real estate, liens and inventory.

•	For retail loans: Mortgages on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policy guidelines and parameters. The Bank has approximately 153,000 collateral assets, the majority of which consist of real estate.

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

•	Accelerating transactions and net payment using market values at the date of default of one of the parties.

•	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

•	Margins established with time deposits by customers that close FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

(f)	Credit Quality by Asset Class

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also conducts reviews of companies in certain industry sectors that are affected by macroeconomic or sector-specific variables. Such reviews allow the Bank to timely establish any necessary allowance loan losses that are sufficient to cover losses for potentially uncollectable loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

The following table shows credit quality by asset class for balance sheet items, based on the Bank’s credit rating system, as of December 31, 2009 and 2010.

	As of December 31, 2009
	A1 MCh$	A2 MCh$	A3 MCh$	B MCh$	C1 MCh$	C2 MCh$	Impaired Portfolio MCh$	Other MCh$	Total MCh$
Financial assets
Loans and advances to banks
Domestic banks	110,000	13,796	—	—	—	—	—	—	123,796
Foreign banks	21,530	72,192	228,412	3,051	—	—	—	—	325,185

Subtotal	131,530	85,988	228,412	3,051	—	—	—	—	448,981

Loans to customers (before allowances for loans losses)
Commercial loans	32,218	2,290,427	2,074,847	3,446,251	136,957	6,195	426,232	308,049	8,721,176
Residential mortgage loans	—	—	—	—	—	—	68,787	2,458,219	2,527,006
Consumer loans	—	—	—	—	—	—	128,479	1,814,595	1,943,074

Subtotal	32,218	2,290,427	2,074,847	3,446,251	136,957	6,195	623,498	4,580,863	13,191,256

	As of December 31, 2010
	A1 MCh$	A2 MCh$	A3 MCh$	B MCh$	Impaired Portfolio MCh$	Other MCh$	Total MCh$
Financial assets
Loans and advances to banks
Domestic banks	13,305	—	—	—	—	—	13,305
Foreign banks	10,360	255,133	70,786		—	4	336,283

Subtotal	23,665	255,133	70,786	—	—	4	349,588

Loans to customers (before allowances for loans losses)
Commercial loans	28,728	2,346,028	2,098,218	3,380,009	599,925	838,074	9,290,982
Residential mortgage loans	—	—	—	—	71,758	2,856,020	2,927,778
Consumer loans	—	—	—	—	113,386	2,045,849	2,159,235

Subtotal	28,728	2,346,028	2,098,218	3,380,009	785,069	5,739,943	14,377,995

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

Analysis of age of non-impaired, over-due loans by financial asset class:

Terms:

Default 1: 1 to 29 days

Default 2: 30 to 59 days

Default 3: 60 to 89 days

As of December 31, 2009:

	Default 1 MCh$	Default 2 MCh$	Default 3 MCh$	Total MCh$
Loans and advances to banks	662	—	—	662
Commercial loans	17,375	6,526	4,193	28,094
Import-export financing	10,084	90	661	10,835
Factoring transactions	17,248	3,409	528	21,185
Commercial lease transactions	1,894	774	331	2,999
Other loans and receivables	1,236	1,213	792	3,241
Residential mortgage loans	389	360	17	766
Consumer loans	13,084	6,627	3,982	23,693

Total	61,972	18,999	10,504	91,475

As of December 31, 2010:

	Default 1 MCh$	Default 2 MCh$	Default 3 MCh$	Total MCh$
Loans and advances to banks	15,940	—	—	15,940
Commercial loans	15,014	4,371	2,625	22,010
Import-export financing	9,078	194	83	9,355
Factoring transactions	37,764	5,785	587	44,136
Commercial lease transactions	1,716	519	386	2,621
Other loans and receivables	13,162	729	512	14,403
Residential mortgage loans	399	347	10	756
Consumer loans	11,583	5,507	3,676	20,766

Total	104,656	17,452	7,879	129,987

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(f)	Credit Quality by Asset Class, continued:

The value of collateral maintained by the Bank for loans individually classified as impaired as of December 31, 2009 and 2010 is MCh$187,899 and MCh$191,083 respectively.

The value of collateral maintained by the Bank for loans over-due but non-impaired as of December 31, 2009 and 2010 is MCh$78,251 and MCh$2,827 respectively.

(g)	Assets Received in Lieu of Payment

The Bank has received assets in lieu of payment totaling MCh$8,522 and MCh$10,418 as of December 31, 2009 and 2010, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(h)	Renegotiated Assets

The impaired loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	2009 MCh$	2010 MCh$
Financial assets
Loans and advances to banks
Domestic banks	—	—
Foreign banks	—	—

Subtotal	—	—

Loans to customers, net
Commercial loans	169,642	137,576
Residential mortgage loans	10,908	10,216
Consumer loans	176,795	180,578

Subtotal	357,345	328,370

Total renegotiated financial assets	357,345	328,370

The Bank evaluates allowances loan losses in two segments: individually assessed allowances loan losses and group assessed allowances loan losses, which are described in more detail in Note 2(l).

(i)	Impairment Testing

The main tools used to test loan impairment include an analysis of whether principal or interest payments are more than 90 days past due or if the counterparty is experiencing any known cash flow problems, reductions in credit ratings or default of the original contractual terms.

(j)	Off balance sheet accounts

In order to meet our customers’ financial needs, the Bank has extended several irrevocable commitments and contingent obligations. Even though these obligations are not recognized in the balance sheet, they involve credit risk and thus form part of the Bank’s general risk exposure.

Credit risk exposure generated by contingent obligations is disclosed in Note 26.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk

Market Risk is referred as to the potential loss the Bank may incur due to the scarcity of liquidity or due to an adverse change of market factors levels (such as FX rates, equity prices, interest rates, options volatility, etc,). Therefore, Market Risk for analysis purposes is separated into the following two components: Liquidity Risk and Price Risk.

(a)	Liquidity Risk

Liquidity Risk is the risk of a potential loss due to a partial or complete absence of liquidity in the financial markets. This scarcity may occur due to a reduction of available funds that negatively impact the Bank’s funding capacity, which is referred as to Funding Liquidity risk. In addition, a reduction in the secondary market trading volumes of the instruments held in our balance sheet (such as bonds, stocks, etc,) or a decrease in terms of tickets size, tenors or number of participants in the derivatives market might also lead to Trading Liquidity risk. In the former case the Bank is exposed to be unable to raise cash for honoring its contractual obligations; in the latter, cash raising might be jeopardized or alternatively price risk positions might be difficult to be defeased.

Liquidity Risk Measurement

The Bank measures, limits, controls and reports Trading and Funding Liquidity risk.

Trading Liquidity of debt, equity and derivative instruments is limited via explicit Greek limits: FX positions through delta FX limits; equity positions for Banchile Corredores de Bolsa SA through equity delta limits; interest rate trading liquidity via DV01 limits (the DV01 is the change in the value of a financial instrument as a result of an increase in its valuation interest rate by 0.01% or 1 bps); a vega and gamma monitoring process for FX Options is in place as well. Debt instruments booked in the Accrual book1 do not require trading liquidity restrictions since they are purchased as medium to long term investments, usually used for taking structural interest rate positions and/or hedging stable balances such as demand deposits. In any case, the Bank’s trading portfolio is mainly comprised of highly liquid debt instruments such as Central Bank bonds, Chilean government bonds and short-term time deposits issued by banks resident in Chile.

Funding Liquidity is controlled and limited using several reports. The most basic one in place is the C08 liquidity report, which is part of the set of reports requested by the banks regulator (Superintendence of Banks and Financial Institutions or “SBIF” hereafter). The C08 liquidity report includes forecasted cash flow payments over the next 30 and 90 days for the main transactional balance sheet items (excluding capital, property and equipment, etc,); reports are separated between those that include cash flows denominated in local currency (including cash flows denominated in CLP and CLF) from those in foreign currencies (mainly concentrated in USD).

[1]

The accrual book contains all instruments, contracts and other financial operations (assets and liabilities) that are not part of the trading book. Generally, all traditional banking operations such as loans, deposits and financial instruments with the intention to be held until maturity are recognized in the accrual book.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

The SBIF requests banks to comply with the following C08 Index limits (the C08 Index is computed as the result of dividing the expected cash flow for the tenor bucket under analysis by the bank’s Tier1 Capital):

Foreign Currency 1-30 days C08 Index < 1

All Currencies 1-30 days C08 Index < 1

All Currencies 1-90 days C08 Index < 2

Additionally, the SBIF allows banks to measure and report the C08 Index utilizing behavioral maturity assumptions for some specific balance sheet items (such as rollover assumptions for some proportion of the loans portfolio; some portion of the DDAs may be modeled as stable and therefore not withdrawn from the bank; etc.). When calculating the C08 Index using behavioral assumptions, it is referred as to the Adjusted C08 Index.

As of December 31, 2010, the Foreign Currency 1-30 days Adjusted C08 Index (FCY in the graph below) is slightly below 0.3 whereas the index for all currencies (LCY + FCY in the graph below) is slightly above 0.3.

The evolution of the Adjusted C08 Indexes along the year 2010 shows a higher liquidity use compared with the values observed during 2009. In fact, financial conditions were relatively better than the previous year and therefore gapping opportunities were taken but always within a prudent pattern. In any case, the use of liquidity decreased within the fourth quarter of 2010 given the European financial crisis and some negative feelings about the recovery path of the American economy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

The use of the Adjusted C08 1-90 days C08 Index for all currencies (LCY + FCY in the graph below) throughout 2010 is more stable than in the case of 1-30 days, fluctuating between 0.4 and 1.2. As of December 31, 2010, the value of this index is 0.5, which is significantly smaller than the limit, which is 2. In any case, this index shows the same pattern observed for the 1-30 days corresponding index, which is a gradual decrease throughout the fourth quarter of 2010.

The maturity profile of the consolidated financial liabilities of Banco de Chile and its subsidiaries, as of 2009 and 2010 end-of-year, is detailed below:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2009
Current accounts and other demand deposits	3,718,076	—	—	—	—	—	3,718,076
Transactions in the course of payment	325,056	—	—	—	—	—	325,056
Payables from repurchase agreements and security lending	296,594	11,434	—	—	—	—	308,028
Saving accounts and time deposits	3,325,777	1,719,186	2,283,694	196,260	2,093	24	7,527,034
Derivative instruments	352,647	227,119	237,107	16,361	16,194	—	849,428
Borrowings from financial institutions	201,743	200,894	823,789	—	65,836	75,964	1,368,226
Other financial obligations	592,672	516,183	233,963	561,186	306,911	894,639	3,105,554

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	8,812,565	2,674,816	3,578,553	773,807	391,034	970,627	17,201,402

Derivatives with offsetting agreements	494,410	827,490	3,156,726	5,268,798	2,333,554	1,262,678	13,343,656

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2010
Current accounts and other demand deposits	4,446,181	—	—	—	—	—	4,446,181
Transactions in the course of payment	208,750	—	—	—	—	—	208,750
Payables from repurchase agreements and security lending	81,590	165	—	—	—	—	81,755
Saving accounts and time deposits	3,400,663	1,458,340	2,481,908	328,030	65,937	39	7,734,917
Derivative instruments	374,303	347,750	213,633	45,326	—	—	981,012
Borrowings from financial institutions	102,288	122,572	905,270	104,167	47,075	—	1,281,372
Other financial obligations	321,168	340,251	375,168	368,674	374,532	1,496,556	3,276,349

Total undiscounted financial liabilities (excluding derivatives with offsetting agreements)	8,934,943	2,269,078	3,975,979	846,197	487,544	1,496,595	18,010,336

Derivatives with offsetting agreements	691,096	769,277	3,052,715	4,915,709	2,112,000	1,131,751	12,672,548

The loans-to-deposits ratio for 2010 and 2009 is detailed below:

Loans-to-Deposit Ratio

	As of December 31,
	2009	2010
Maximum	1.46	1.47
Minimum	1.30	0.99
Average	1.40	1.39

The Bank establishes triggers for internal ratios, in addition to the limits imposed by local regulators, which aim to prevent significant funding sources concentration, funding maturity date concentrations in both local and foreign currency and other ratios to closely watch the evolution of the structure of the balance sheet (deposits as percentage of loans; “cold nose” fund providers as percentage of third-party liabilities, etc.). In the case that triggers are breached, the top management of the bank is immediately alerted; additionally, triggers breached are also reported in the next ALCO meeting and in the quarterly report to the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

(b)	Price Risk

Price Risk is referred as to the potential loss the Bank may incur due to an adverse change of market factors (such as FX rates, equity prices, interest rates, etc). Market factors are usually classified into the following three groups:

1.	Spot prices, such as foreign exchange rates, equity prices, commodity prices, precious metals or energy prices, etc. The Bank incurs foreign exchange risk and is indirectly exposed to equity prices risk through its subsidiary Banchile Corredores de Bolsa S.A.

2.	Interest rates inherent in debt instruments prices (usually referred as to yield-to maturity or YTM) and derivatives yield curves. This group also includes “spreads”, which are simply the mathematical difference between two interest rates or yields. These include a swap spread or arithmetic difference between the swap yield curve of a certain currency for a given tenor and the corresponding interest rate of a bullet bond issued by the government and/or central bank for the same tenor and currency. Likewise, a credit spread is the arithmetic difference between the interest rate of a bond issued by a private entity and the interest rate on a bullet bond issued by the government and/or central bank for the same tenor and currency.

3.	Options volatility. This is the third type of market factor and applies to options only, whose underlying asset is one or more of the market factors classified in the two aforementioned groups. The most common options transactions include foreign exchange rates and/or interest rates as underlying assets. The Bank currently has outstanding transactions in both.

In line with this market factors classification, Price Risk is classified into three groups: (a) spot price or commodity risk, (b) interest rate risk and (c) options volatility risk.

The Bank would be exposed to foreign exchange rate risk or spot price risk if its aggregate portfolio comprises more USD denominated assets than liabilities denominated in such currency. In the case that this extra amount is funded in CLP terms, the Bank would be exposed to the risk of the USD depreciating against the Chilean peso, resulting in losses.

Likewise, the Bank would be exposed to interest rates or would hold interest rate price risk if the repricing tenors of assets were unmatched with those repricing tenors of liabilities. As an example, if liabilities are repriced faster than the assets balance sheet items, the Bank is exposed to an interest rate rise. Should this occur, the Bank would incur in losses.

Finally, the Bank would be exposed to fluctuations in the volatility of the CLP/USD foreign exchange rate or options volatility price risk if the portfolio generates a vega other than zero (vega is the change in value of an option as a result of a positive fluctuation of the volatility by 1%). The Bank would be exposed to a volatility decrease if the options book generates a positive vega, resulting in losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

Measuring Price Risk

Price Risk is measured utilizing various reports and is separately assessed for the Trading and Accrual books.

A standardized regulatory report (SBIF C43 report) is used for the Trading book, which allows the Bank including its affiliates to measure its potential loss in the case of an adverse fluctuation, at a given confidence level, of the relevant market factors used for valuing these transactions (FX rates, interest rates, derivatives yields, equity prices, etc.). This metric is computed using tables provided by the SBIF, which are taken from the Basel Accord on standardized measurement of price risk for trading portfolios. This metric is extremely conservative and additionally volatilities of the market factors fluctuations and correlations between these fluctuations are not updated according to prevailing market conditions.

The evolution of the regulatory price risk of the Trading Portfolio throughout 2010 is illustrated in the graph below:

The SBIF has not established a formal individual limit for the Trading Portfolio price risk, but rather an overall limit that includes Market Risk plus the Credit Risk of the assets portfolio, which is assessed as 10% of the risk-weighted assets. In the future, Operational Risk will be included in the regulatory measurement as well.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

Most of the Bank’s price risk during the period stemmed from interest rate positions, specifically those related to derivative transactions. In fact, most of the Bank’s price risk was generated by interest rate swaps denominated in CLP and CLF. Next in line were foreign exchange rate positions and then, to a much lesser extent, small positions in foreign exchange and interest rate options transactions.

In addition, the Bank has established internal limits for its Trading Book positions; in fact, limits are established for net foreign exchange rate positions (FX delta), interest rates positions (rho or DV01) and for vega positions generated by options portfolios. The Price Risk Policy call for daily stress tests for trading portfolios, including potential losses analysis versus formal triggers (“look forward analysis”) and actual losses within a calendar monitored against management action triggers (“look back analysis”). Finally, it is worth mentioning that during December 2010 the Bank has started measuring a 99%-confidence parametric VaR for the Trading portfolio. VaR will be monitored against triggers, which are expected to be in place during the first quarter of 2011.

The interest rate risk of the Accrual book is obtained using a standardized regulatory report (SBIF C40 report). This enables the Bank to estimate the potential loss due to adverse interest rate fluctuations, with a certain level of confidence. This metric is computed using tables provided by the SBIF, for standardized measurement of the accrual interest rate risk. Under current regulations, banks must establish limits for the short–term interest rate risk (including 2% of the net inflation-adjusted position) for the Accrual book as a percentage of the net interest rate margin and for the long-term interest rate risk as a percentage of the Bank’s Tier-2 Capital; current limits for Banco de Chile are 25% and 25% respectively. The evolution of these two metrics along year 2010 is the following:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

In both cases, the use of risk is very stable, reflecting the stability of the Accrual book balance sheet items and an adequate leeway for potential new opportunities to open interest rate gaps. Additionally, the bank started measuring internal metrics for the Accrual book during 2010, such as interest rate repricing tenor gaps and earnings-at-risk due to forward rate fluctuations.

The following table illustrates the exposure of the Accrual Book to interest rate risk by maturity on an individual basis as of December 31, 2009 and 2010:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2009
Cash and due from banks	696,732	—	—	—	—	—	696,732
Transactions in the course of collection	328,530	—	—	—	—	—	328,530
Receivables from repurchase agreements and security borrowing	—	—	—	—	—	—	—
Derivative instruments	57,877	69,732	174,303	—	—	—	301,912
Loans and advances to banks	212,963	59,835	147,818	12,906	15,458	—	448,980
Loans to customers, net	2,205,503	1,766,611	3,562,989	2,858,548	1,389,593	3,247,244	15,030,488
Financial assets available-for-sale	229,713	138,284	343,402	121,654	117,797	549,610	1,500,460
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	3,731,318	2,034,462	4,228,512	2,993,108	1,522,848	3,796,854	18,307,102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

Accrual Book Interest Rate Exposure by Maturity

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Assets as of December 31, 2010
Cash and due from banks	759,947	—	—	—	—	—	759,947
Transactions in the course of collection	403,208	—	—	—	—	—	403,208
Receivables from repurchase agreements and security borrowing	5,107	—	—	—	—	—	5,107
Derivative instruments	34,644	85,949	192,620	—	—	—	313,213
Loans and advances to banks	95,236	71,094	128,536	54,722	—	—	349,588
Loans to customers, net	2,236,700	2,084,812	3,936,659	3,018,469	1,718,849	3,633,320	16,628,809
Financial assets available-for-sale	236,329	186,498	197,401	116,278	198,449	398,807	1,333,762
Financial assets held-to-maturity	—	—	—	—	—	—	—

Total assets	3,771,171	2,428,353	4,455,216	3,189,469	1,917,298	4,032,127	19,793,634

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2009
Current accounts and demand deposits	3,759,962	—	—	—	—	—	3,759,962
Transactions in the course of payment	129,379	—	—	—	—	—	129,379
Payables from repurchase agreements and security lending	31,693	—	—	—	—	—	31,693
Saving accounts and time deposits	3,328,616	1,718,100	2,285,248	197,389	2,105	24	7,531,482
Derivative instruments	1,228	1,019	12,841	48,748	74,473	230,020	368,329
Borrowings from financial institutions	446,337	498,860	419,152	—	—	—	1,364,349
Debt issued	10,973	191,470	113,160	539,276	290,540	859,564	2,004,983
Other financial obligations	237,242	55,025	48,241	14,898	12,790	24,474	392,670

Total liabilities	7,945,430	2,464,474	2,878,642	800,311	379,908	1,114,082	15,582,847

	Up to 1 month MCh$	Between 1 and 3 months MCh$	Between 3 and 12 months MCh$	Between 1 and 3 years MCh$	Between 3 and 5 years MCh$	More than 5 years MCh$	Total MCh$
Liabilities as of December 31, 2010
Current accounts and demand deposits	4,407,773	—	—	—	—	—	4,407,773
Transactions in the course of payment	181,283	—	—	—	—	—	181,283
Payables from repurchase agreements and security lending	22,007	—	—	—	—	—	22,007
Saving accounts and time deposits	3,403,335	1,480,524	2,483,602	387,976	6,932	53	7,762,422
Derivative instruments	332	1,203	17,454	51,666	102,998	199,410	373,063
Borrowings from financial institutions	347,092	461,551	449,523	1,177	—	—	1,259,343
Debt issued	21,262	26,244	253,160	346,518	357,462	1,442,776	2,447,422
Other financial obligations	172,267	1,242	7,814	18,920	14,343	43,354	257,940

Total liabilities	8,555,351	1,970,764	3,211,553	806,257	481,735	1,685,593	16,711,253

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

Price Risk Sensitivity Analysis

After the 2008 financial crisis, the Bank realized that stress tests are much more useful and reliable tools than normal (o log-normal) distribution fluctuations assessments (as the VaR). One of the main weaknesses of the VaR analysis is that they rely on normal distributions (not including the fat tails that are observed in the actual stress test environments) and probably worst than the previous, historical correlations between market factors’ fluctuations and standard defeasance periods are considered. Extreme uncoupling of market fluctuations and shallow market conditions are the most common environment observed in emerging markets under stress.

Therefore the use of stress tests has been put in place in the Bank in order to assess the best estimation of the potential loss due to adverse and extreme conditions. Separate measurements are implemented for Trading and Accrual books. Stress tests are daily executed for the Trading portfolio, computing the potential losses/gains including the root causes—e.g., position size changes, changes of market factors volatilities; uncoupling of these changes (e.g. absence of historical correlations) and the current trading liquidity to close the exposures generated by these positions. This exercise is also implemented for the accrual book on a monthly basis.

An updated database is maintained including the historical data of foreign exchange rates, debt instruments yields to maturity, derivatives swap yields, foreign exchange volatilities, etc. that enable the Bank to maintain up-to-date records of historical volatility of market factors fluctuations and correlations between these ones. Given this, the stress tests may be implemented modeling directional fluctuations but also knowing the magnitude of the modeled fluctuations relative to statistical data and also how frequent the fluctuation modeled occurred in the past (last 4 years, as a minimum data horizon).

In order to comply with IFRS 7.40, we include the following exercise illustrating an estimation of the impact of feasible but reasonable (neither stressed nor extreme) fluctuations of interest rates, swaps yields, foreign exchange rates and foreign exchange volatilities embedded in the Trading and Accrual portfolios. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with realistic inflation changes forecast. The exercise is implemented in a very simplistic way: trading portfolios impacts are estimated by multiplying DV01s by expected interest rates shifts; accrual portfolios impacts are computed as multiplying cumulative gaps by forward interest rates modeled fluctuations. However, this methodology presents the limitation that convexity of interest rates yield curves is not captured for trading portfolios; additionally, neither convexity nor prepayments behaviors are captured in the accrual portfolio analysis. In any case, given the magnitude of the shifts, the methodology may be accurate enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations of bond interest rates, derivatives yields, FX rates, FX CLP/USD volatility and inflation. Equity prices fluctuations of positions held in the Bank’s stockbrokerage house (Banchile Corredores de Bolsa SA) are not included given that are not considered material. In fact, equity positions used to be very small given that this legal vehicle is mostly focused on customer driven transactions (brokerage or equity swaps transactions closed with customers).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

The directions of these fluctuations were chosen between four scenarios (two positive economic scenarios and two negative economic scenarios) given that they generate the worst impact within the four above mentioned:

	Market Factors Fluctuations: Adverse Scenario
	CLP Derivatives (bps)	CLP Bonds (bps)	Spread TAB CLP 30 / CAM (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore 3m Derivatives (bps)	Spread USD On/Off Derivatives (bps)	Vol FX CLP/USD (%)	Inflation’s Change Period n-1 to n (Monthly Basis) (%)
1 d	(300)	(297)	151	1,206	1,330	(5)	862	8.0%	(1.27)
3 m	(321)	(199)	338	418	308	(10)	517	5.3%	(0.53)
6 m	(309)	(198)	330	28	(34)	(14)	343	4.1%	(0.05)
9 m	(306)	(198)	297	(6)	(95)	(18)	348	3.6%	(0.20)
1 yr	(308)	(196)	265	(39)	(97)	(21)	309	3.1%	(0.32)
2 yrs	(309)	(170)	166	(10)	(6)	(41)	214	—	(0.15)
4 yrs	(272)	(202)	124	(57)	(46)	(59)	123	—	(0.03)
6 yrs	(259)	(178)	165	(93)	(76)	(69)	122	—	0.00
10 yrs	(229)	(174)	179	(98)	(93)	(83)	127	—	(0.04)
16 yrs	(219)	(174)	171	(114)	(107)	(87)	128	—	(0.04)
20 yrs	(211)	(174)	184	(114)	(106)	(88)	131	—	(0.06)

The impact in the bank’s Trading book is the following:

ESTIMATED P&L IMPACT TRADING BOOK ADVERSE SCENARIO

(MCh$ )
CLP Interest Rate	2,055
Derivatives	(422)
Securities	2,477
CLF Interest Rate	(3,175)
Derivatives	(3,154)
Securities	(21)
USD, EUR, JPY Offshore Interest Rate	(669)
USD, EUR, JPY On/Off Spread	(4,757)
Total Interest Rate	(6,546)

Total FX	(704)

Total Vega FX	5

P&L Impact: Interest Rate + FX + Vega	(7,245)

BCh Expected P&L (12 Months)	460,000
BCh Tier1 Capital	1,404,125
P&L Impact / (Tier1 Capital + Expected P&L 12 Months)	(0.4% )

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(3)	Market Risk, continued:

In any case, such fluctuations would not be resulting in material losses compared with either forecasted profits for the next 12 months and/or Tier-1 Capital.

The impact of such fluctuations in the Accrual portfolio, which is not necessarily a gain/loss but greater/lower net revenue from funds generation (net revenues from funds or NRFF is the net interests generation resulting from the accrual portfolio), is illustrated below:

MARGINAL NRFF ACCRUAL BOOK ADVERSE SCENARIO

MCh$	12 MONTHS	5 YEARS
CLP (TOTAL)	(40,691)	(274,834)
CLF (TOTAL)	3,704	192,275
FCY (TOTAL)	8,511	(10,536)
TOTAL	(28,476)	(93,095)

The main adverse impact occurs in the CLP book given that the scenario is considering a lower inflation and therefore a CLP interest rates drop negatively hitting the value of the cost-to-close of the referred book. The impact in the CLP book within the next 12 months is slightly above than 1 month of the forecasted 1-year profit and less than 1-year expected profit for the coming 5 years.

Finally, the next table illustrates the shadow mark-to-market impact (the impact on equity but not on income) in the AFS portfolio due to the referred interest rate fluctuations:

AVAILABLE FOR SALE PORTFOLIO IMPACT ADVERSE SCENARIO
Instrument	DV01(+1 bps) (USD)	Impact due to interest rate change (USD)	Impact due to interest rate change (MCh$)
CLP	(131,502)	23,801,914	11,138
CLF	(267,672)	20,343,056	9,520
USD	(235,244)	(23,759,669)	(11,118)

Total	—	20,385,301	9,540

It is worth to note that the stress scenario considers interest rate drops for the tenors of the CLP and CLF AFS instruments (actually this scenario forecasts CLP and CLF interest rate drops for maturity tenors longer than 6 months) and therefore the exercise generates positive shadow mark-to-market impact.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(4)	Capital Requirements and Capital Management:

The Bank maintains an actively managed capital base to cover the risks inherent in its business. The adequacy of the Bank’s capital is monitored using, among other measures, the rules and ratios established by the Chilean Superintendency of Banks and Financial Institutions. During the past year as well as 2008, the Bank has fully complied with the externally imposed capital requirements.

The primary objectives of the Bank’s capital management are to ensure that the Bank complies with externally imposed capital requirements and that the Bank maintains strong credit ratings and healthy capital ratios.

The Bank manages its capital structure and makes adjustments in the light of changes in the economic conditions and the risk characteristics of its activities. In order to maintain or adjust the capital structure the Bank may adjust the amount of dividend payments, return capital to its shareholders or issue capital securities. No changes have been made to the objectives, policies and processes during the years presented.

Regulatory capital

In accordance with the Chilean General Banking Law, the Bank must maintain a minimum ratio of Effective Equity to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. However, due to the 2008 merger of Banco de Chile and Citibank Chile, the Superintendency of Banks and Financial Institutions, in Resolution N° 209 from December 26, 2007, increased the limit on the Bank’s ratio of effective equity to risk-weighted assets to 10%. In this context, the SBIF ratified the use of the 10% as minimum fixed in December 2001 when authorizing merge by absorption of Banco Edwards in Banco de Chile.

For this purpose, Effective Equity is determined based on Capital and Reserves or Basic Capital, adjusted by: (a) adding subordinated bonds up to 50% of Basic Capital, (b) adding additional loan provisions, and (c) subtracting the asset balance of goodwill or overpayments and unconsolidated investments in companies.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means, in accordance with current standards, no capital is required to back these assets. Property and equipment have 100% risk, which means that minimum capital equivalent to 8% of the value of these assets is needed (10% in the case of Banco de Chile).

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also considers off-balance sheet contingent loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

40.	Risk Management, continued:

(4)	Capital Requirements and Capital Management, continued:

Levels of Basic Capital and Effective Equity as of December 31, 2009 and 2010 are as follows:

	Consolidated assets		Risk-weighted assets
	2009 MCh$	2010 MCh$	2009 MCh$	2010 MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	727,553	772,329	154	767
Transactions in the course of collection	526,051	429,756	224,148	60,922
Financial assets held-for-trading	351,590	279,765	128,806	65,540
Receivables from repurchase agreements and security borrowing	79,401	82,787	79,401	82,787
Derivative instruments	565,986	488,354	449,852	396,511
Loans and advances to banks	448,981	349,588	327,944	338,913
Loans to customers, net	12,879,155	14,029,968	11,855,716	12,841,904
Financial assets available-for-sale	1,267,774	1,157,105	397,656	358,740
Investments in other companies	10,494	11,072	12,606	13,294
Intangible assets	88,182	87,276	28,328	33,992
Property and equipment	205,847	205,539	208,335	206,513
Investment Properties	17,840	17,459	—	—
Current tax assets	—	3,363	—	565
Deferred tax assets	49,733	57,678	8,285	11,120
Other assets	282,872	304,425	216,292	286,021

Subtotal			13,937,523	14,697,589
Off-balance-sheet assets
Contingent loans	1,447,233	2,913,689	862,550	1,748,106

Total risk-weighted assets			14,800,073	16,445,695

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) but which have not come into effect as of December 31, 2010, as per the following detail:

IAS 12 Income Taxes

On December 20, 2010, the IASB issued the document “Deferred Taxes: Recovery of Underlying Assets (amendment to IAS 12)” which regulates determination of deferred taxes for entities that use fair value as a valuation model for investment properties in accordance with IAS 40 Investment Properties. In addition, the new regulation incorporates SIC-21 “Income Taxes – Recovery of Non-depreciable Assets” in the body of IAS 12. The entities are obliged to apply the amendments in annual periods beginning as of January 1, 2012. The Management of Banco de Chile and its subsidiaries believe that this regulation has no impact on their consolidated financial statements.

IAS 24 Related Party Disclosures

In November 2009, the IASB issued a revised version of IAS 24, “Related party disclosures” (IAS 24 R). The revised standard introduces a partial exemption of disclosure requirements for government-related entities. In addition, the definition of the related party is revised clarifying certain relationships that were previously not explicit in the standard. The revised standard will be in force for annual periods commencing as of January 1, 2011, and early application is allowed.

Banco de Chile and its subsidiaries are currently working on the adoption of IAS 24 R and considering the impact that this standard will have on the financial statements.

IAS 32 Financial Instruments: Presentation

In October 2009, the IASB published the document “Classification of Preferential Rights Issuances”. In the amended standard the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments has been changed in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. Its application is effective for annual periods beginning on or after February 1, 2010 and early adoption is allowed.

The Bank and its subsidiaries are currently working on the adoption of IAS 32 and considering the impact that this standard will have on the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	New Accounting Pronouncements, continued:

IFRS 7 Financial Instruments: Disclosures

In October 2010, the IASB issued a set of amendments to help users of the financial statements assess their exposure to transfer of financial assets, analyze the effect of their risks on the entity’s financial situation and promote transparency, particularly in transactions that involve securitization of financial assets.

The entities are required to apply modifications to the annual periods commencing as of July 1, 2011. To date, Banco de Chile and its subsidiaries are evaluating the possible impact that the adoption of this standard will have on its consolidated financial statements.

IFRS 9 Financial Instruments

Financial liabilities

On October 28, 2010, the IASB incorporated into IFRS 9 the accounting treatment of financial liabilities, maintaining the classification and measurement criteria existing in IAS 39 for all liabilities with the exception of those in which the entity has used the fair value option. Entities whose liabilities are valued using the fair value option must determine the amount of variations attributable to credit risk, and record them in shareholders’ equity if they do not produce an accounting asymmetry.

Entities are required to apply the modifications in annual periods commencing as of January 1, 2013.

Financial Instruments: Recognition and Measurement

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets that are in the scope of the application of IAS 39. This new regulation requires that all financial assets be classified in function of the entity’s business model for the management of financial assets and of the characteristics of the contractual cash flows of financial assets. A financial asset shall be measured at amortized cost if two criteria are fulfilled: (a) the objective of the business model is to maintain a financial asset to receive contractual cash flows, and (b) contractual cash flows represent principal and interest payments. Should a financial asset not comply with the aforementioned conditions, it will be measured at fair value. In addition, this standard allows a financial asset that fulfills the criteria to be valued at amortized cost to be designated at fair value with changes in income under the fair value option, as long as this significantly reduces or eliminates an accounting asymmetry. Likewise, IFRS 9 eliminates the requirement of separating embedded derivatives from the host financial assets. Therefore, it requires that a hybrid contract be classified entirely in amortized cost or fair value.

IFRS 9 requires mandatory and prospective reclassifications of financial assets when the entity modifies the business model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

41.	New Accounting Pronouncements, continued:

Under IFRS 9, all variable income investments are measured at fair value. However, management has the option of presenting changes in fair value directly in shareholders’ equity under “Valuation Accounts”. This designation is available for initial recognition of an instrument and is irrevocable. Unearned income recorded in “Valuation Accounts” arising from changes in fair value should not be included in the statement of income.

IFRS 9 is effective for annual periods commencing as of January 1, 2013, and allows adoption prior to that date. IFRS 9 must be applied retroactively, however if it is adopted before January 1, 2012, there is no need to reformulate comparative periods.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the financial statements, however, that impact will depend on the assets maintained by the institution as of the adoption date. It is not practicable to quantify the effect on the issuance of these financial statements.

IFRIC 14 Limit of a defined benefits asset, obligation to maintain minimum financing level and their interaction

In November 2009, the IASB issued amendments to IFRIC 14 to allow recording of prepayments as an asset when an entity is required to maintain a minimum level of financing and prepays its contributions to cover these requirements. The amendment will be applicable to annual periods commencing as of January 1, 2011.

The management of Banco de Chile and its subsidiaries believes that this regulation has no impact on its consolidated financial statements.

IFRIC 19 Payments of Financial Liabilities with Equity Instruments

In November 2009, the IASB issued IFRIC 19 to regulate in the accounting the total or partial payment of financial liabilities through issuance of equity instruments by the debtor. The regulation clarifies the accounting for these operations from the point of view of the issuer of the instruments, stating that the equity instruments issued must be valued at fair value. Should it not be possible to calculate this value, they will be valued at the fair value of the paid liability. The difference between the liability paid and the equity instruments issued will be recorded in income.

The standard will be applicable for annual periods commencing as of July 1, 2010, with early application allowed.

The management of Banco de Chile and its subsidiaries believes that this regulation has no impact on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, Continued

42.	Subsequent Events:

In an extraordinary meeting held on January 20, 2011, our shareholders adopted a resolution to increase our capital by 3,385,049,365 shares of our common stock. The price of such shares will be determined by our board of directors within a period of 120 days from that date considering the market price of our shares of common stock.

In an ordinary meeting held on January 27, 2011, our board of directors decided to call an ordinary shareholders meeting to be held on March 17, 2011 with the objective of proposing, among other matters, the distribution of dividend No. 199 of $2.937587 to each of the 82,551,699,423 shares issued by Banco de Chile, which will be charged to distributable net income for the fiscal year ended December 31, 2010, corresponding to 70% of such income.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2011

Banco de Chile

/s/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO